UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

INFORMATION ON THE SPECIAL AND ANNUAL SHAREHOLDERS’ MEETINGS TO BE HELD ON MARCH 10, 2011, INCLUDING THE INFORMATION REQUIRED BY CVM RULES #480 AND #481

Publicly-Held Company

Salão Nobre

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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Table of Contents
Item	Subject	Page

1	Message of the Board of Directors’ Chairman and of the Chief Executive Officer	4

2	Management’s Comments on the Company according to Item 10 of the Reference Form of CVM Rule #480, as of 12.7.2009	5

3	Call Notices	55

4	Information on the Shareholders’ Meetings	57

4.1	Special Shareholders’ Meeting to be held at 4:30 p.m.

4.1.1	Approval of the Capital Stock increase resolved at the Special Shareholders’ Meeting held on 12.17.2010	58
	a. Board of Directors’ Proposal
	b. Information on the approval, containing the origin and justification for the statutory amendment proposed and comments on the legal and economic effects

4.1.2	Capital Stock increase by means of capitalization of reserves, without issuance of shares	61
	a. Board of Directors’ Proposal
	b. Information pursuant to Attachment 14 of CVM Rule #481, as of 12.17.2009, containing the origin and justification for the statutory amendment proposed and comments on the legal and economic effects

4.1.3	Change in the number of members of the Remuneration Committee	64
	a. Board of Directors’ Proposal
	b. Origin and justification for the statutory amendment proposed and comments on the legal and economic effects

4.1.4	To standardize, in the Bylaws, the expression “financial statements”	65
	a. Board of Directors’ Proposal
	b. Origin and justification for the statutory amendment proposed and comments on the legal and economic effects
4.2	Annual Shareholders’ Meeting to be held at 5 p.m.	66

4.2.1	Board of Directors’ Report, Fiscal Council’s Opinion, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Financial Statements regarding the year ended on 12.31.2010	66

4.2.2	Allocation of the Net Income of 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid	73
	a. Board of Directors’ proposal
	b. Information pursuant to Attachment 9-1-II of CVM Rule #481, as of 12.17.2009

4.2.3	Election of the members for the Board of Directors and Fiscal Council	80
	a. Controlling Shareholders’ Proposal
	b. Information pursuant to items 12.6 to 12.10 of the Reference Form of CVM Rule #480, as of 12.7.2009 (see Exhibits IV and V)

4.2.4	Management and Fiscal Council’s Compensation	83
	a. Boad of Directors’ proposal
	b. Information pursuant to item 13 of the Reference Form of CVM Rule #480, as of 12.7.2009

5	Other Information on the Shareholders’ Meetings	95

5.1	Multiple Vote Process	95

5.2	Quorum	95

5.3	Voting Rights	96

5.4	Guidelines for taking part in the Shareholders’ Meetings	96

5.4.1	Shareholders	96

5.4.2	Attorneys-in-fact	97

Exhibit I	Power of Attorney Samples without Vote Recommendation	98

Exhibit II	Power of Attorney Samples with Vote Recommendation	99

Exhibit III	Bylaws containing the amendments arising from items 4.1.1 to 4.1.4	101
Exhibit IV	Résumés of the Candidates appointed to the Board of Directors – Information pursuant to itens 12.6 to 12.10 of the Reference Form of CVM Rule #480, as of 12.7.2009	115
Exhibit V	Résumés of the Candidates appointed to the Fiscal Council - Information pursuant to itens 12.6 to 12.10 of the Reference Form of CVM Rule #480, as of 12.7.2009	171

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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1.     Message of the Board of Directors’ Chairman and of the Chief Executive Officer

Cidade de Deus, Osasco, SP, February 8, 2011

Dear Shareholders,

We are pleased to invite you to participate in the Annual and Special Shareholders’ Meetings of Banco Bradesco S.A., to be held on March 10, 2011, at 4:30 p.m., at our headquarters, in Cidade de Deus, Prédio Vermelho, Salão Nobre do 5o andar, Vila Yara, Osasco, São Paulo.

Thus, we are making available this manual with all necessary information for the examination of the matters to be resolved, as well as the guidelines to exercise your voting right. It is an extremely important event in our annual calendar, in which you will have the opportunity to take part in the discussion of matters relevant to the Company.

As it has been occurring yearly, the Annual Shareholders’ Meeting is characterized as one of the first Shareholders’ Meeting to be held in the market, which happens approximately two months before the deadline set forth by the Brazilian legislation.

Moreover, in order for shareholders to have enough time to examine all documents related to the Shareholders’ Meetings, we have been making all the necessary efforts to make them available approximately thirty days before the Meetings take place.

Before the analysis of the matters to be discussed and voted, the Management’s Comments on the Company is available in item 2 herein, pursuant to CVM Rule #480.

Confident that we will continue receiving your support, we remain at your disposal to provide any other additional information.

Sincerely,

Lázaro de Mello Brandão Chairman of the Board of Directors	Luiz Carlos Trabuco Cappi Chief Executive Officer

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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2. Management’s Comments according to Item 10 of the Reference Form of CVM Rule #481, as of 12.7.2009

10. Board’s Comments

10.1 The Board should comment on:

a)    General financial and equity conditions

•            2010

In 2010, the real appreciated by 4.3% in relation to the U.S. dollar, reaching R$ 1.6662 per US$ 1.00 on December 31, 2010 as compared to R$ 1.7412 per US$ 1.00 on December 31, 2009. The Central Bank increased the base interest rate from 8.75% in December 2009 to 10.75% in December 2010.

The year of 2010 was characterized by the world economic growth recovery, although at a slower and uneven pace across the countries. If, on one hand, some developed countries will still have to overcome some difficulties generated by economic destabilization occurred in 2008/2009, on the other hand the clear perception that this scenario open new opportunities for emerging countries remains, in particular for countries like Brazil where the democratic environment is consolidated and the business sector has achieved a capacity consistent with such new challenges.

In spite of many challenges faced by long-term growth, Bradesco is prudently optimist on perspectives for the next years. Brazilian economy, right at the end of 2009, presented solid bases for growth recovery, as confirmed at the end of 2010, which was marked by a robust GDP expansion to the highest level since 1985.

In the political environment, 2010 was a year where the full exercise of citizenship evidenced a deeply-rooted democratic system establishing freedom of speech and choice as a target.

Advances occurred not only in economic indicators, but also in social indicators. In fact, improvements in people’s life quality, especially in consumption power, were encouraging as achievements that introduced a great part of population in the middle class, which is a significant statistical data in the country’s history.

Among the most significant events in 2010, the following stand out: a) expressive volume of credit operations that increased by 20.75% over 2009, and the recovery of overdue credits, which increased by 57.94% over the previous year; b) expansion of Customer  Service

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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Network operating in all Brazilian municipalities through the opening of 178 new Branches; c) reorganization of facilities abroad to meet properly the demands of the international market; d) Bradesco presence as the leading coordinator of Petrobras capitalization process, the greatest operation of the kind in Brazilian and world stock markets; e) acquisition of the whole capital stock of Ibi Services in Mexico, where partnership with C&A in that country made part of the deal; f) partnership with Banco do Brasil and Caixa Econômica Federal for creation and management of a Brazilian card brand - ELO; g) Bradesco permanence in Dow Jones Sustainability World Index and in the Corporate Sustainability Index - ISE; h) and from socioenvironmental liability standpoint, the launch of the Corporate Code of Ethics of Bradesco Organization in Braille.

Book Net Income was R$ 10.022, corresponding to earnings per share of R$ 2.66 and an annualized Return on Shareholders’ Equity of 22.7%. The annualized Return on Average Total Assets stood at 1.7%, and remained stable in relation to the previous year. The Consolidated Shareholders’ Equity amounted to R$ 48.043 billion, while the total balance of assets amounted to R$ 637.485 billion.

Credit Operations

Supported by the credit democratization strategy and the continuing expansion and diversification of its funding, Bradesco increased its volume of operations, including through direct financing and partnerships with market agents, as well as individual lines, such as payroll-deductible loans through its extensive branch, service points and Banco Postal network, and the Customer Service Center 0800 Loans.

•           R$ 274.227 billion in consolidated loan operations at year-end, including advances on exchange contracts, sureties and guarantees, credit card receivables and leasing, up 20.23% in the period.

•           R$ 16.290 billion in the allowance for loan losses.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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Funding and Asset Management

At the close of the year, funds raised and managed totaled R$ 872.514 billion, 24.3% more than the previous year, as follows:

•           R$ 364.698 billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts;

•           R$ 295.708 billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, 19.4% up on the same period in the previous year;

•           R$ 114.495 billion in the exchange portfolio, borrowing and onlending, working capital, tax payment and collection and related charges, funds from the issue of securities and subordinated debt in Brazil, and other funding;

•           R$ 87.177 billion in technical provisions for insurance, private pension plans and savings bonds, a 15.4% improvement over the year before; and

•           R$ 10.436 billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$ 6.263 billion.

On December 31, 2010 market capitalization of Bradesco was R$ 109.759 billion, with emphasis on preferred share valuation of 12.1% in the year, as compared to 1.0% valuation of Ibovespa.

•      2009

In 2009, the real appreciated by 25.5% in relation to the U.S. dollar, reaching R$ 1.7412 per US$ 1.00 on December 31, 2009 as compared to R$ 2.3370 per US$ 1.00 on December 31, 2008. The Central Bank gradually decreased the base interest rate from 13.75% in December 2008 to 8.75% in December 2009.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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The fiscal year of 2009, began with the worst possible forecasts for the global economy, but ended with consistent signs of recovery. The actual pace of recovery varied from country to country, accompanied by a lingering degree of uncertainty regarding the developed world, where the adjustments in progress may impose reduced consumption growth over the previous years’ levels. At the same time, we see challenges ahead related to the strong fiscal deterioration in these nations as part of the anti-cyclical response to the risk of an economic depression.

Brazil has successfully overcome the challenges imposed by the crisis. The adoption of anti-cyclical policies resulted in a decline in household consumption, the main component of GDP, but not nearly to the same extent as in previous periods of major turbulence. The decline in investments – temporarily interrupting the expansion cycle of the previous five years – is already showing unmistakable signs of a reversal thanks to reduced idle capacity, the favorable outlook for domestic demand and the opportunities arising from the World Cup and the Olympic Games, as well as from pre-salt oil exploration. At that occasion, Brazil was already one of the main destinations for direct investments by foreign companies.

Book Net Income was R$ 8.012 billion, corresponding to earnings per share of R$ 2.34 and an annualized Return on Shareholders’ Equity of 21.4%. The annualized Return on Average Total Assets stood at 1.7%, compared to 1.9% in the previous year. Total Consolidated Shareholders’ Equity amounted to R$ 41.754 billion, the balance of total assets amounted to R$ 506.223 billion.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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Credit Operations

Supported by the credit democratization strategy and the continuing expansion and diversification of its funding, Bradesco increased its volume of operations, including through direct financing and partnerships with market agents, as well as individual lines, such as payroll-deductible loans through its extensive Branches Network, Service Stations and Banco Postal, and the Customer Service Center 0800 Loans.

•           R$ 228.078 billion in consolidated loan operations at year-end, including advances on exchange contracts, sureties and guarantees, credit card receivables and leasing, up 6.78% in the period.

•           R$ 16.313 billion in the allowance for loan losses.

Funding and Asset Management

All in all, the Bank managed R$ 20.910 million in checking accounts and was responsible for 17.73% of the Brazilian Savings and Loan System - SBPE.

At the close of the year, funds raised and managed totaled R$ 702.065 billion, 17.48% more than the previous year, as follows:

•           R$ 284.346 billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts;

•           R$ 247.700 billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, 32.35% up on the same period in the previous year;

•           R$ 86.411 billion in the exchange portfolio, borrowing and onlending, working capital, tax payment and collection and related charges, funds from the issue of securities and subordinated debt in Brazil, and other funding;

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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•           R$ 75.572 billion in technical provisions for insurance, supplementary private pension plans and savings bonds, a 17.01% improvement over the year before; and

•           R$ 8.036 billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$ 4.615 billion.

•     2008

In 2008, Brazilian GDP increased by 5.1%, and the real depreciated by 31.9% in relation to the U.S. dollar, reaching R$ 2.3370 per US$ 1.00 on December 31, 2008, as compared to R$ 1.7713 per US$ 1.00 on December 31, 2007. The Central Bank gradually increased the base interest rate from 11.25% in December 2007 to 13.75% in December 2008.

The fiscal year of 2008 was marked by a variation in the robust expansion cycle of global growth initiated in 2004, a period of several structural changes that benefited emerging economies like Brazil’s. This change occurred with the onset of the most severe crisis of the past 70 years, basically characterized by a strong deleveraging process that intensified in September and has affected several interconnected markets. The most relevant outcomes of this process were noticeable in the financial volatility, the banking system became unstable in various economies, credit constraints and reduced capital flows, changes in asset and commodity prices and higher risk aversion.

Notwithstanding an unfavorable international scenario, the Brazilian economy behaved well most of the year, with growth around 5%, a level achieved for the second consecutive year.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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Household consumption and investments are still the main drivers of economic expansion, benefited by an environment of higher confidence among consumers and businessmen and by credit and income growth. Inflationary pressures deriving from a disparity between supply and demand and intensified by high commodity prices by mid–2008, resulted in monetary tightening, which decisively contributed to Brazil avoiding an acceleration of inflation as strong as that verified in several economies. Within this scenario, Brazil obtained the coveted investment grade in the first half of 2008 amid high volatility in the global markets. It is also worth mentioning a significant inflow of foreign direct investments, which reached the level of US$ 40 billion for the first time in history.

The Net Income for the year was R$ 7.620 billion, corresponding to R$ 2.48 per share and annualized return on average Shareholders’ Equity of 23.76%. The annualized Return on Average Total Assets stood at 1.93%, compared to 2.67% in the previous year. Consolidated Shareholders’ Equity amounted to R$ 34,257 million, while the balance of total assets amounted to R$ 454,413 million.

Credit Operations

An increased volume of Bradesco loan operations, both in financing directly made and partnerships with market agents, and in other lines focused on Individuals, such as Payroll Deductible Loans, is based on the credit democratization strategy and on the continuous expansion and diversification of financing by means of its extensive Branches Network, Service Stations and Banco Postal as well as several alternative channels, such as Bradesco Dia&Noite ATMs, Internet Banking, Fone Fácil, Bradesco Celular and on Customer Service Center 0800 Loan.

•           R$ 213.602 billion in consolidated loan operations at year-end, including advances on exchange contracts, sureties and guarantees, credit card receivables and leasing, up 34.2% in the period.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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•           R$ 10.263 billion in the allowance for loan losses

Funding and Asset Management

The Bank managed, together, 20.081 million checking accounts and held 18.0% of the Brazilian Savings and Loan System - SBPE.

At the end of the year, the total volume of funding and assets managed by the Organization stood at R$ 597.615 billion, a 23.74% growth compared to the previous year:

•           R$ 244.470 billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Saving Accounts;

•           R$ 187.151 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, with a 5.45% growth compared to the same period of the previous year;

•           R$ 92.944 billion recorded at the Exchange Portfolio, Borrowing and Onlending, Own Working Capital, Tax Payment and Collection and Related Taxes, Funds From Issuance of Securities, Subordinated Debt in the Country and Other Funding;

•           R$ 64.587 billion in Technical Provisions for Insurance, Private Pension Plan and Savings Bonds, with a 10.36% increase when compared to the previous year; and

•           R$ 8.463 billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$ 3.621 billion.

b)   Capital structure and possibility of share or quotas redemption, indicating: i) possibility of redemption; ii) formula for redemption price calculation

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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•     Capital Structure

	In 1,000
	Dec10	Dec09	Dec08
Common	1,880,830	1,710,205	1,534,806
Preferred	1,881,225	1,710,346	1,534,900
Subtotal - outstanding	3,762,055	3,420,551	3,069,706
Treasury shares	395	6,535	163
Total	3,762,450	3,427,086	3,069,869

P.S.: It does not consider bonuses and developments in the periods.

On December 31, 2010, Bradesco Capital Stock amounted to R$ 28.5 billion divided into 3,762,450 thousand book shares, being 1,881,225 thousand common shares and 1,881,225 thousand preferred shares with no face value.

Capital stock in 2009 amounted to R$ 26.5 billion, divided into 3,427,086 thousand book shares, being 1,713,543 thousand common shares and 1,713,543 thousand preferred shares with no face value.

In 2008 the Capital Stock amounted to R$ 23 billion divided into book 3,069,869 shares, being 1,534,935 common shares and 1,534,934 preferred shares with no face value.

There is no expected redemption of shares issued by the Company other than the legal redemptions.

c)   Capacity to pay financial commitments

Bradesco has full ability to pay all its financial commitments, because it daily reviews its asset and liability management policy to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to its customers and meet its own needs of working capital for investment. The following table presents our consolidated balance sheet by maturity:

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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Consolidated Balance Sheet by maturity:

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Not stated maturity	Total
Assets
Current and long-term assets	332,245,946	106,371,438	44,001,250	143,164,024	-	625,782,658
Funds available	15,737,880	-	-	-	-	15,737,880
Interbank investments	27,575,524	43,290,926	1,075,470	1,290,114	-	73,232,034
Securities and derivative financial instruments (1) (2)	175,936,945	4,927,407	5,656,915	26,996,723	-	213,517,990
Interbank and interdepartmental accounts	65,821,487	1,741	1,449	501,610	-	66,326,287
Loan and leasing operations	22,510,907	49,452,604	32,445,200	93,481,286	-	197,889,997
Other receivables and assets	24,663,203	8,698,760	4,822,216	20,894,291	-	59,078,470
Permanent assets	216,126	990,537	901,676	7,263,459	2,330,274	11,702,072
Investments	-	-	-	-	1,576,790	1,576,790
Premises and equipment and leased assets	53,985	269,929	323,915	2,772,832	345,470	3,766,131
Intangible assets	162,141	720,608	577,761	4,490,627	408,014	6,359,151
Total on December 31, 2010	332,462,072	107,361,975	44,902,926	150,427,483	2,330,274	637,484,730
Total on December 31, 2009	265,077,183	74,648,728	35,062,982	129,827,148	1,607,051	506,223,092
Total on December 31, 2008	251,683,627	52,258,067	41,822,570	107,188,414	1,460,365	454,413,043
Liabilities
Current and long-term liabilities	314,117,150	40,862,788	42,254,168	191,375,883	-	588,609,989
Deposits (3)	97,242,257	7,533,178	20,819,624	67,605,540	-	193,200,599
Open market funding	115,794,642	14,174,646	6,917,135	34,610,737	-	171,497,160
Funds from issuance of securities	173,182	2,483,953	2,273,497	12,743,319	-	17,673,951
Interbank and interdepartmental accounts	3,789,604	-	-	-	-	3,789,604
Borrowing and onlending	1,842,972	7,705,581	7,015,157	21,632,515	-	38,196,225
Derivative financial instruments	287,896	198,179	110,031	133,594	-	729,700
Technical provisions for insurance, private pension plans and savings bonds (3)	63,719,014	2,100,439	1,283,121	20,074,517	-	87,177,091
Other liabilities:	31,267,583	6,666,812	3,835,603	34,575,661	-	76,345,659
- Subordinated debts	1,122,185	4,460,861	2,417,064	18,314,836	-	26,314,946
- Other	30,145,398	2,205,951	1,418,539	16,260,825	-	50,030,713
Deferred income	360,355	-	-	-	-	360,355
Minority interest in subsidiaries	-	-	-	-	471,536	471,536
Shareholders’ equity	-	-	-	-	48,042,850	48,042,850
Total on December 31, 2010	314,477,505	40,862,788	42,254,168	191,375,883	48,514,386	637,484,730
Total on December 31, 2009	243,987,413	23,845,786	31,095,923	164,220,184	43,073,786	506,223,092
Total on December 31, 2008	200,022,806	23,944,909	24,780,135	170,381,210	35,283,983	454,413,043
Accumulated net assets on December 31, 2010	17,984,567	84,483,754	87,132,512	46,184,112	-	-
Accumulated net assets on December 31, 2009	21,089,770	71,892,712	75,859,771	41,466,735	-	-
Accumulated net assets on December 31, 2008	51,660,821	79,973,979	97,016,414	33,823,618	-	-

(1)    Investments in investments funds are classified as up to 30 days;

(2)       Operations related to repurchase commitments are classified per term of operation; and

(3)     Demand and savings deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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Subordinated debt – 2010

R$ thousand
Maturity	Original term in years	Value of operation	Currency	Remuneration	2010	2009
In the Country:
Subordinated CDB
2011	5	4,504,022	R$	102.5% - 104.0% of CDI rate	7,685,360	6,979,342
2012	5	3,236,273	R$	103.0% of CDI rate or 100.0% of CDI rate + (0.344% p.a. to 0.4914%) or IPCA + (7.102% p.a. – 7.632% p.a.)	4,588,559	4,152,514
2013	5	575,000	R$	100.0% of CDI rate + (0.344% p.a. – 1.0817% p.a.) or IPCA + (7.74% p.a. – 8.20% p.a.)	780,335	700,900
2014	6	1,000,000	R$	112.0% of CDI rate	1,255,662	1,131,496
2015	6	1,274,696	R$	108.0% and 112.0% of CDI rate or IPCA + (6.92% p.a. – 8.55% p.a.)	1,537,777	1,364,642
2016	6	500	R$	IPCA + (7.1292% p.a.)	566	-
2012	10	1,569,751	R$	100.0% of CDI rate – CETIP or 100.0% of CDI rate + (0.75% p.a. – 0.87% p.a.) or 101.0% p.a. - 102.5% of CDI rate	5,164,452	4,689,431
2019	10	20,000	R$	IPCA + (7.76% p.a.)	23,828	-
Linked to credit operations / Others (3):
2011 to 2016	1 to 5	31,694	R$	100.0% - 110.0% of CDI rate	33,269	2,368
2010 to 2012 (5)	up to 2	-	R$	Rate of 9.43% p.a.	-	304,003
2010 to 2017	up to 7	90,000	R$	IPCA + (6.7017% p.a. – 7.4163% p.a.)	91,881	-
2010 to 2017	up to 7	21,100	R$	Rate of 13.0949% p.a. – 13.1762% p.a.	22,668	-
2010 to 2018	up to 8	51,000	R$	IGPM + (6.3874% p.a. – 7.0670% p.a.)	51,338	-
Subtotal – in the Country					21,235,695	19,324,696

Abroad:
2011	10	353,700	US$	Rate of 10.25% p.a.	250,656	261,487
2012 (1)	10	315,186	Yen	Rate of 4.05% p.a.	366,237	236,799
2013	10	1,434,750	US$	Rate of 8.75% p.a.	831,186	882,067
2014	10	801,927	Euro	Rate of 8.00% p.a.	507,552	570,412
Indeterminate (2)		720,870	US$	Rate of 8.875% p.a.	-	525,966
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,284,805	1,328,427
2021 (4)	11	1,100,000	US$	Rate of 5.90% p.a.	1,867,290	-
Costs of issuances on funding					(28,475)	(25,877)
Subtotal – abroad					5,079,251	3,779,281
Grand total					26,314,946	23,103,977

(1)   Upon including the cost of dollar swap, rate increases to 10.15% per annum;

(2)  In June 2005, a perpetual subordinated debt was issued in the amount of US$ 300,000,000, with exclusive full redemption option by the issuer upon prior  authorization of Bacen, provided that: (i) after the period of five years from the issuance date and after each interest payment date; and (ii) at any time, upon the occurrence of any change to the fiscal law in Brazil or abroad, which is likely to increase costs for the issuer, and the issuer is notified in writing by Bacen that such securities can no longer be included in the consolidated capital stock for the purposes of solvency rate calculation. On April 14, 2010, Bacen approved an advanced redemption request for that financing, which took place on June 3, 2010, in the amount of R$ 556,834,000;

(3)   It refers to subordinated CDB operations linked to credit/other operations that, according to the Circular Letter No. 2,953/01, do not integrate the level II of    reference assets;

(4)    In August 2010, a subordinated debt in the amount of US$ 1,100,000,000 was issued abroad, at the rate of 5.90% p.a. and due in 2021; and

(5) It refers to advanced redemptions on subordinated CDB linked to credit/other operations occurred on December 21, 2010.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

.15.

Subordinated debt – 2009

R$ thousand
Maturity	Original term in years	Value of operation	Currency	Remuneration	2009	2008
In the Country:
Subordinated CDB
2011	5	4,504,022	R$	102.5% - 104.0% of CDI rate	6,979,342	6,328,979
2012	5	3,236,273	R$	103.0% of CDI rate or 100.0% of CDI rate + 0.344% p.a. or IPCA + (7.102% p.a. – 7.632% p.a.)	4,152,514	3,758,090
2013	5	575,000	R$	100.0% of CDI rate + (0.344% p.a. – 0.87% p.a.) or IPCA + (7.44% p.a. – 8.20% p.a.)	700,900	630,781
2014	6	1,000,000	R$	112.0% of CDI rate	1,131,496	1,018,009
2015	6	1,294,696	R$	108.0% and 112.0% of CDI rate or IPCA + (6.92% p.a. – 8.70% p.a.)	1,364,642	-
2012	10	1,569,751	R$	100.0% of CDI rate – CETIP or 100.0% of CDI rate + (0.75% p.a. – 0.87% p.a.) or 101,0% - 102,5% of CDI rate	4,689,431	4,252,165
Linked to credit operations (3):
2009 to 2013	2 to 5	1,913	R$	100.0% to 106.0% of CDI rate or	2,368	2,466
2009 to 2011	up to 2	289,059	R$	Rate of 8.29% to 14.88% p.a.	304,003	435,630
Subtotal – in the Country		12,470,714			19,324,696	16,426,120

Abroad:
2011	10	353,700	US$	Rate of 10.25% p.a.	261,487	350,356
2012 (1)	10	315,186	Yen	Rate of 4.05% p.a.	236,799	317,826
2013	10	1,434,750	US$	Rate of 8.75% p.a.	882,067	1,182,936
2014	10	801,927	Euro	Rate of 8.00% p.a.	570,412	735,689
Indeterminate (2)		720,870	US$	Rate of 8.875% p.a.	525,966	705,940
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,328,427	-
Costs of issuances on funding					(25,877)	(32,205)
Subtotal – abroad		4,960,008			3,779,281	3,260,542
Grand total		17,430,722			23,103,977	19,686,662

(1)  Upon including the cost of dollar swap, rate increases to 10.15% per annum;

(2)  In June 2005, a perpetual subordinated debt was issued in the amount of US$ 300,000,000, with exclusive full redemption option by the issuer upon prior authorization of Bacen, provided that: (i) after the period of five years from the issuance date and after each interest payment date; and (ii) at any time, upon the occurrence of any change to the fiscal law in Brazil or abroad, which is likely to increase costs for the issuer, and the issuer is notified in writing by Bacen that such securities can no longer be included in the consolidated capital stock for the purposes of solvency rate calculation; and

(3)   It refers to subordinated CDB operations linked to credit/other operations that, according to the Circular Letter No. 2,953/01, do not integrate the level II of reference assets.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

.20.

d)   Funding sources used for working capital and investments in non-current assets

e)   Funding sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

f)     Indebtedness levels and characteristics of related debts, also describing: i) relevant loan and financing contracts; ii) other long-term relationships with financial institutions; iii) level of subordination among debts.

Main Funding Sources

	R$ million
	Dec/10	Dec/09	Dec/08	Variation
				Dec/10 x Dec09	Dec/09 x Dec08
Demands Deposits + Investment Account	37,332	35,663	28,612	1,669	7,051
Savings Deposits	53,436	44,162	37,769	9,274	6,393
Time Deposits	102,158	90,496	97,414	11,662	(6,918)
Subtotal Deposits	192,926	170,321	163,795	22,605	6,526
Debentures	46,040	36,962	36,138	9,078	824
Borrowing and Onlending	38,197	27,328	31,947	10,869	(4,619)
Funds from Issuance of Securities	17,674	7,482	9,011	10,192	(1,529)
Subordinated debt	26,315	23,104	19,687	3,211	3,417
Total	321,152	265,937	260,578	55,215	5,359

Liquidity and Financing

Central Bank requirements for compulsory deposits determine our minimum liquidity levels. We review our asset and liability management policies from time to time to ensure that we have sufficient liquidity available to honor withdrawals, deposits, repay other liabilities at maturity, extend loans or other forms of credit to our customers and meet our own working capital needs.

The treasury department acts as a support center for our business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. It is also responsible for setting the rates for our different products, including exchange and interbank transactions. The treasury department covers any funding shortfall through borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

.21.

We have used our excess liquidity to invest in Government bonds and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of financing are:

•           demand deposits, savings deposits and term deposits; and

•           debentures, borrowing and onlending, funds from issuance of securities and subordinated debts.

•           Deposits

Deposits are our most important source of funding. Our deposits balance over these years progressed in the following manner:

•           in 2010, the balance of our deposits increased approximately 13% as compared to 2009, mainly due to the increase in time and saving deposits; and

•           in 2009, the balance of our deposits increased approximately 4% as compared to 2008, mainly due to the increase in demand and savings deposits.

Deposits accounted for approximately 60% of total liabilities at December 31, 2010. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the balances of our savings and demand deposits from December 31, 2010 through December 31, 2009 was due basically to the increase in our client base. At December 31, 2010, we had 23.1 million checking accounts and 41.1 million savings accounts, compared to 20.9 million checking accounts and 37.7 million savings accounts at December 31, 2009.

•           Debentures

Positive variation recorded between 2010 and 2009 basically refers to the placement of such papers, with are used to  back purchase and sale commitments that are impacted by the maintenance of the economic activity pace.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

.22.

In 2009 x 2008 comparison, the positive variation observed basically reflects: a) the placement of these securities, which are used to back purchase and sale commitments; and b) the better rates of these operations in relation to those practiced for time deposits, which suffered contraction due to the return of liquidity in the market.

•           Borrowing and Onlending

Variation in the year of 2010, as compared to 2009 balance, is mainly due to the increased volume of loans and onlending in the country, basically from Finame and BNDES operations.

The reduction in the comparative between the fiscal years of 2009 and 2008 was basically due to: a) the 25.5% negative exchange rate variation, which directly impacted borrowing and onlending denominated and/or indexed in foreign currency, which was partially offset by: b) the increase in the volume of funds from borrowing and onlending in the country, especially through Finame and BNDES operations.

•           Funds from Issuance of Securities

The variation in the fiscal year of 2010 compared to 2009, mainly derives from: a) new issuances of Financial Bonds in the market, occurred in the 2nd quarter of 2010, the balance of which in December 2010 amounted to R$ 7,820 million; b) the increased volumes of securities issued abroad in the amount of R$ 1,100 million; c) the increased operations of Real Estate Exchange Bills in the amount of R$ 777 million; and d) the greater volume of Mortgage-Backed Securities in the amount of R$ 379 million.

In the comparison between fiscal years of 2009 and 2008, the reduction was mainly due to: a) the negative exchange rate variation of 25.5%, which directly impacted operations with MT100; b) the reduction in funds from Debentures, due to repurchase by third parties in 2nd quarter of 2009; which was offset by: c) new operations with Agribusiness Mortgage Letters.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

.23.

•     Subordinated debt

In December 2010, Bradesco’s Subordinated Debt totaled R$ 26.315 million (R$ 5.079 million abroad and R$ 21.236 million in Brazil).

In 2010, there was an issuance of R$ 2,026 million of Subordinated Debts (R$ 193 million locally and R$ 1,833 million abroad), being this total is eligible to compose Level II of Basel Index, due between 2016 and 2021. Issuance of subordinated notes in August 2010, in the amount of US$ 1.1 billion, stands out.

It is worth mentioning that only R$ 8.051 million of the total subordinated debt are used in the calculation of the Basel Index, given the respective maturity.

Additionally, it should be pointed out that on January 13, 2011, Bradesco issued subordinated notes in the total amount of US$ 500 million, which will be submitted to Bacen to compose Level II of Basel Index.

In December 2009, Bradesco’s Subordinated Debt totaled R$ 23,104 million (R$ 3,779 million abroad and R$ 19,325 million in Brazil). In this period, Bradesco issued R$ 1,295 million in Subordinated CDB in Brazil, with maturities in 2015. Overseas, Bradesco concluded its US$ 750 million funding operation through the issuance of subordinated notes.

It is worth mentioning that only R$ 10,951 million of the total subordinated debt are used in the calculation of the Basel Index, given the maturity of each subordinated debt operation.

In the fiscal year of 2008, Bradesco issued R$ 1,575 million in Subordinated CDB in Brazil.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

.24.

•           Sources of Additional Liquidity

In some limited circumstances we may obtain emergency funds from the Central Bank through a transaction referred to as “redesconto.” A redesconto is a loan from the Central Bank to a financial institution, that loan being guaranteed by federal government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading securities limits the amount of redesconto transactions. Banco Bradesco did not enter into redesconto transactions for liquidity purposes.

iv) Eventual restrictions to the issuer, in particular with respect to limits of indebtedness and taking on new debts, distribution of dividends, sale of assets, issuance of new securities, and sale of shareholding control

There are no restrictions imposed to Bradesco.

g)   Limits for use of contracted financing

Minimum short-term liquidity limits are established by Internal Committees, Executive Board and Administrative Board. Such limits are intended to ensure a sufficient liquidity and meet the minimum expected needs. Bradesco reviews periodically such limits, on which projected cash needs are based.

h)   Significant changes to each item of financial statements

There are no significant changes to items of the Organization’s financial statements.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

.25.

10.2. The Board should comment on:

a)     Results of issuer’s operations, in particular: i) description of important income components; ii) factors that materially affected the operating results

The financial information of the fiscal years ended December 31, 2010, 2009 and 2008 are presented below. It is worth mentioning that, in order to enhance understanding, comparability and analysis of results, we are using the Managerial Statement of Income. For more information regarding the managerial adjustments, we suggest that you refer to the Announcement to the Market sent on July 3, 2009.

In 2010, we started to exclude extraordinary events from our managerial statement of income, and adjusted accordingly the year of 2009 for a better comparison with 2010.

We provide below a comparison between the major extraordinary events that impacted the Net Book Profit in the following periods:

	R$ million
	2010	2009	2008
Book Net Income	10,022	8,012	7,620
Extraordinary Events	(218)	(426)	5
- Partial Investment Transfer (1)	(138)	(2,460)	(806)
- Additional PLL (2)	-	1,480	597
- PLL – Update of Parameters for Drag Calculations	(220)	-	-
- Record of Tax Credit	(336)	-	-
- Provision for Civil Contingencies – Economic Plans	268	915	124
- Other (3)	(77)	(358)	113
- Tax effects	(112)	(3)	(23)
Net Income - Adjusted	9,804	7,586	7,625
ROAE % (*)	22.7	21.4	23.8
ROAE (ADJUSTED) % (*)	22.2	20.3	23.8

(*)    Annualized;

(1)   Gross earnings from investments: In 2010 - BM&F Bovespa and CPM Braxis; 2009 - Cielo and Cetip; and 2008 – Visa Inc.
(2)   Considers R$ 1,303 million in 2Q09; and R$ 177 million in 1Q09, relating to credit cards; and

(3)  In 2010: refers to Fidelity capital gain of R$ 86 million; and expenses from asset recovery analysis – impairment in the amount of R$ 27 million. In 2009: gain related to Laboratório Fleury IPO obtained by our affiliate Integritas Participações, in the amount of R$ 60 million; expenses from asset recovery analysis – impairment in the amount of R$ 64 million; and provision for loss of investments in the amount of R$ 26 million. In 2008: basically effects from adoption of Law No. 11,638/07 in the amount of R$ 60 million and premium amortization in the amount of R$ 53 million. Net effect of tax payment under the tax debt repayment program – Law No. 11,941/09 (REFIS), in the amount of R$ 388 million (2009) and R$ 18 million (2010).

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

.26.

R$ million
Consolidated Managerial Statement of Income
	2010	2009	2008	Variation (%)
				2010 x 2009	2009 x 2008
Financial Margin	33,056	29,754	23,143	11.1	28.6
- Interest	31,525	27,228	22,938	15.8	18.7
- Non-Interest	1,531	2,526	205	(39.4)	1,132.2
PLL	(8,703)	(11,483)	(6,922)	(24.2)	65.9
Gross Income from Financial Intermediation	24,353	18,271	16,221	33.3	12.6
Income from Insurance, Private Pension Plans and Savings Bonds (*)	2,772	1,983	2,255	39.8	(12.1)
Fee and Commission Income	13,372	11,616	10,744	15.1	8.1
Personnel Expenses	(9,302)	(7,967)	(7,390)	16.8	7.8
Other Administrative Expenses	(11,532)	(9,493)	(8,307)	21.5	14.3
Tax Expenses	(3,120)	(2,535)	(2,230)	23.1	13.7
Equity in the earnings of unconsolidated companies	127	140	136	(9.3)	2.9
Other Operating Income/Expenses	(2,382)	(1,949)	(1,304)	22.2	49.5
Operating Income	14,288	10,066	10,125	41.9	(0.6)
Non-Operating Income	(8)	110	263	-	(58.2)
Income Tax and Social Contribution	(4,353)	(2,566)	(2,729)	69.6	(6.0)
Minority Interest	(123)	(24)	(34)	412.5	(29.4)
Net Income – Adjusted	9,804	7,586	7,625	29.2	(0.5)

(*)   Income from Insurance, Private Pension Plans and Savings Bond = Insurance, Private Pension Plans and Savings Bond Premiums - Variation in the Technical Provisions of Insurance and Private Pension Plans – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

.27.

Adjusted Net Income for the year of 2010 amounted to R$ R$ 9,804 million, corresponding to an increase of 29.2%, or R$ 2,218 million, over the previous year. Consequently, the Return on Average Shareholders’ Equity (ROAE) reached 22.2%. The Return on Average Assets (ROAA) was 1.7% in the fiscal year of 2010.

Adjusted Net Income in 2009 was R$ 7,586 million with a decrease of 0.5% compared to 2008, due to the negative impact of economic retraction observed in 1st quarter of 2009.The Return on Average Shareholders’ Equity (ROAE) reached 20.3%. The Return on Average Assets (ROAA) was 1.6% in the fiscal year of 2009.

Below, we comment the substantial accounts that affected the results of the last three fiscal years:

•    Financial Margin

Financial margin in 2010 amounted to R$ 33,056 million, increasing by R$ 3,302 million in relation to 2009, or 11.1%, as a result of the following factors: a) an increase of R$ 4,297 million in results of remunerated operations, mostly derived from the increased credit results, which had been impacted by the increase volume of operations; and offset by: b) lower result obtained from “non-interest” margin in the amount of R$ 995 million, derived from lower treasury gains as a result of the return of internal and external marks to normality, which provided significant gains in 2009.

In the comparison between the fiscal years of 2009 and 2008, financial margin improved by R$ 6,611 million, which corresponds to an increase of 28.6%, driven by the following factors: a) the increase of R$ 4,290 million in the result of interest-earning operations, basically due to the higher average business volume; and b) the increase in non-interest income of R$ 2,321 million, basically derived from higher treasury/securities gains.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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•    Provision for Loan Losses

In 2010, Provision for Loan Losses amounted to R$ 8,703 million, decreasing by 24.2% in relation to the previous year, as a result of lower default and higher credit recovery, which increased by 57.9% in the period to R$ 2,677 million. Credit operations increased by 23.0% in the same period, showing that Bradesco credit portfolio increased with quality.

In the comparison between the fiscal years of 2009 and 2008, Provision for Loan Losses shows a variation of R$ 4,561 million, essentially due to the constitutions required to adjust provisioning levels in view of the weak economic performance, especially in the first six months of 2009, in addition to additional efforts in PDD resulting from rating revisions.

•     Income from Insurance, Private Pension Plans and Savings Bonds

Until December 2010, the income from Insurance, Private Pension Plans and Savings Bonds increased by 39.8% over the same period of the previous year. That increase was due to the performance of Saving Bonds, Car, Health and Life products.

It should be highlighted that, with respect to the adjusted net income for 2010 compared to the same period of 2009, the Insurance Group recorded an expansion of 16.3%, reaching in 2010 R$ 2,904 million, derived from the following factors: (i) 18.0% increase in sales; (ii) improved financial income; and (iii) 2.6% fall in casualties.

The Insurance Group’s technical provisions represented 30.6% of the insurance industry in November 2010, according to Susep and the National Supplementary Health Agency (ANS).

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

.29.

Book Net Income in fiscal year 2009 was R$ 2,723 billion (R$ 2,648 billion in 2008), with a Return on Equity of 27.1%.

Revenue in fiscal year 2009 was R$26.3 billion, an increase of 13.8% on the prior year. Meanwhile, Net Income was 2.8% higher than in 2008, due to: a) the better financial result, despite the reduction in interest rates; b) the net effect from the payment of taxes through the program for settlement of tax debits through cash and installment payments under Law No. 11,941/09 (REFIS); c) the higher equity income; which was partially offset by:

d) the constitution of the technical provisions described above; and e) the increase of 6% in the CSLL tax rate.

In November 2009, Net Income at Bradesco Insurance Group accounted for 36.5% of net income in Brazil’s entire insurance industry (Source: Insurance Superintendence – Susep). The Insurance Group’s technical provisions represented 31.8% of the insurance industry in November 2009, according to Susep and the National Supplementary Health Agency (ANS).

•    Fee and Commission Income

In 2010, Fee and Commission Income  increased by R$ 1,756 million, as a result, especially from: (a) the good performance of credit card segment derived from the increase of card/client base, revenues from Banco Ibi, and effects of changes in equity capital of Visavale and Cielo; (b) the increase of current account revenues, derived from the expansion of  operations and account holder base, which recorded a net increase of some 2.2 million new accounts in the period; (c) the increase of revenues from credit operations; (d) the increase of revenues from fund management; (e) the increase of revenues from collections and taxes; and (f) the increase of revenues from consortium management.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

.30.

In the comparison between the fiscal years of 2009 and 2008, fee and commission income presented an increase of R$ 872 million, mainly due to the growth in credit card operations and the strong performance of underwriting operations, as well as by the larger business and client base, which expanded some 4.0% over the last 12 months.

•    Personnel Expenses

In the comparison of the fiscal years of 2010 and 2009, there was an increase of R$ 1,335 million principally explained by: a) the amount of R$ 900 million in “structural” portion related to: (i) increase of wage levels; and (ii) net staff increase of 7,574 employees; and (iii) incorporation of Banco Ibi occurred in November 2009; and b) the “non-structural” portion in the amount of R$ 435 million, basically derived from: (i) higher expenses related to profit sharing by officers and employees (PLR); and (ii) higher expenses related to provision for labor proceedings.

In the comparison of the fiscal years of 2009 and 2008, there was an increase of R$ 577 million principally explained by: a) the R$ 505 million in “structural” expenses, which were basically related to higher expenses with share-based compensation and charges; and b) R$ 72 million in "non-structural expenses”, which was basically due to the build in the provision for employee profit sharing (PLR).

•    Administrative Expenses

The comparison between the year of 2010 and the year of 2009 shows that the 21.5% increase is basically due to: (i) the impact of incorporation of Banco Ibi occurred in November 2009 (should this effect have been excluded, administrative expenses would have increased by 15.6%); (ii) higher costs of advertising  and  publicity  in  2010,  as in  2009  that  expense recorded a significant reduction in relation to its history; (iii) increase of volume of business and services; (iv) increase of variable expenses associated with revenues (e.g., Bradesco Expresso and Banco Postal); (v) higher costs of legal advice, mainly related to credit recoveries that increased by 60% in 2010; and (vi) expansion of Customer Service Network by 10,307 outlets, including 174 branches, 368 PAB/PAE/PAA, 5,904 Bradesco Expresso, and other 3,861 other facilities totaling 54,884 customer service outlets on December 31, 2010.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

.31.

In 2009, in comparison with the fiscal year of 2008, administrative expenses presented an increase of R$ 1,186 million, mainly due to the expansion in the Customer Service Network, the higher business volume and the expansion in the client base.

•    Tax Expenses

The comparison between the year of 2010 and the year of 2009 shows that tax expenses increased by R$ 585 million, which was basically an effect from increased expenses related to ISS/PIS/Cofins derived from increased tax revenues, especially the financial margin and revenues from services provided.

In 2009, presented an evolution of R$ 305 million compared to the fiscal year of 2008, mainly derived from the higher expenses with PIS/Cofins taxes due to an increase of taxable revenue from the higher financial margin and fee  and  commission  income  in  the  period.

•    Other Operating Income and Expenses

In 2010, the increase of other operating expenses net of other operating income, in the amount of R$ 433 million, derives mainly from higher expenses related to: (i) constitution of operating provisions, with emphasis on civil contingencies; (ii) premium amortization; and (iii) operating expenses incurred with the incorporation of Banco Ibi in November 2009.

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

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In the comparison between the fiscal years of 2009 and 2008, the increase in operating expenses net of other operating income of R$ 645 million basically results from the builds in operating provisions and premium amortization.

b)    Variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

c)    Impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income

•     Sensitivity Analysis

Trading Portfolio is also monitored on a daily basis by sensitivity analysis, which measures the effects of market and price curves variations on our positions. In addition, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis, as established by CVM Directive 475/08.

It should be pointed out that the financial exposure impacts of the Banking Portfolio (mainly interest rates and price indexes) do not necessarily represent an accounting loss for the Organization. This occurs because part of loan operations held in the Banking Portfolio is funded by demand deposits and/or savings deposits, which provides a natural hedge for eventual interest rate fluctuations, and because interest rates fluctuations do not necessarily have a material impact on the Organization’s results, since the intention is to hold the loan operations until their maturity.

Tables below show the sensitivity analysis of financial exposures (Trading and Banking Portfolios)

Period	Scenarios (*)	Sensitivity Analysis – Trading and Banking Portfolios – 2010 x 2009
		Risk factors							R$ thousand
		Interest rates in Reais	Price indexes	Domestic exchange coupon	Foreign currency	Equities	Sovereign / Eurobonds and Treasuries	Other	Total not correlated	Total correlated
Dec10	1	(4,559)	(11,338)	(76)	(3,061)	(16,610)	(383)	(10)	(36,037)	(24,371)
	2	(1,333,759)	(1,440,641)	(5,223)	(76,533)	(415,241)	(7,411)	(246)	(3,279,054)	(2,721,192)
	3	(2,552,669)	(2,578,706)	(10,283)	(153,066)	(830,483)	(17,556)	(492)	(6,143,255)	(5,058,152)
Dec09	1	(3,983)	(7,437)	(95)	(337)	(12,251)	(1,083)	-	(25,186)	(16,960)
	2	(901,254)	(1,052,419)	(2,949)	(8,434)	(306,264)	(54,670)	(14)	(2,326,004)	(1,810,669)
	3	(1,729,973)	(1,871,014)	(5,889)	(16,868)	(612,529)	(103,964)	(28)	(4,340,265)	(3,369,293)

Definition		Exposures subject to changes in fixed interest rates and interest rate coupon	Exposures subject to changes in price index coupon rate	Exposures subject to changes in foreign currency coupon rate	Exposures subject to stocks price variation	Exposures subject to the interest rate variation of securities traded on the international market	Exposures not classified in the previous definitions

(*) Amounts net of tax effects

Special and Annual Shareholders’ Meetings to be held on March 10, 2011

.33.

Period	Scenarios (*)	Sensitivity Analysis – Trading and Banking Portfolios – 2009 x 2008
		Risk factors							R$ thousand
		Interest rates in Reais	Price indexes	Domestic exchange coupon	Foreign currency	Equities	Sovereign / Eurobonds and Treasuries	Other	Total not correlated	Total correlated
Dec09	1	(3,983)	(7,437)	(95)	(337)	(12,251)	(1,083)	-	(25,186)	(16,960)
	2	(901,254)	(1,052,419)	(2,949)	(8,434)	(306,264)	(54,670)	(14)	(2,326,004)	(1,810,669)
	3	(1,729,973)	(1,871,014)	(5,889)	(16,868)	(612,529)	(103,964)	(28)	(4,340,265)	(3,369,293)
Dec08	1	418,731	726,008	6,852	(2,401)	56,072	(100,077)	-	-	1,105,185
	2	(975,863)	(183,528)	(4,349)	(78,717)	(301,510)	(241,801)	(11)	(1,785,779)	(1,503,720)
	3	(2,194,417)	(1,054,060)	(14,989)	(155,033)	(659,093)	(384,274)	(23)	(4,461,889)	(3,605,738)

Definition		Exposures subject to changes in fixed interest rates and interest rate coupon	Exposures subject to changes in price index coupon rate	Exposures subject to changes in foreign currency coupon rate	Exposures subject to stocks price variation	Exposures subject to the interest rate variation of securities traded on the international market	Exposures not classified in the previous definitions

(*) Amounts net of tax effects

We present below, the sensitivity analysis of the Trading Portfolio, which represents exposures that might cause material impacts on the Organization’s results. It is worth mentioning that results show the impacts for each scenario for a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. In addition, as mentioned previously, the Organization has in place a continuous market risk management process that pursues, according to the market dynamism, ways to mitigate the associated risks, according to the strategy established by the Top Management. This way, upon any signs of deterioration of a specific position, proactive measures are taken to minimize potential negative impacts and maximize the risk/return ratio for the Organization.

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Period	Scenarios (´)	Sensitivity Analysis – CVM Directive 475/08 – Trading Portfolio– 2010 x 2009
		Risk factors							R$ thousand
		Interest rates in Reais	Price indexes	Domestic exchange coupon	Foreign currency	Equities	Sovereign / Eurobonds and Treasuries	Other	Total not correlated	Total correlated
Dec10	1	(439)	(374)	(40)	(3,707)	(322)	(154)	0	(5,036)	(2,669)
	2	(130,396)	(55,064)	(3,924)	(92,673)	(8,054)	(4,570)	(1)	(294,682)	(155,665)
	3	(251,911)	(106,444)	(7,650)	(185,345)	(16,109)	(8,927)	(1)	(576,387)	(301,866)
Dec09	1	(766)	(270)	(3)	(337)	(1,285)	(746)	-	(3,407)	(1,881)
	2	(170,612)	(39,565)	(141)	(8,434)	(32,126)	(18,661)	(14)	(269,553)	(205,907)
	3	(336,518)	(77,676)	(279)	(16,868)	(64,252)	(36,375)	(28)	(531,996)	(406,008)

Definition		Exposures subject to changes in fixed interest rates and interest rate coupon	Exposures subject to changes in price index coupon rate	Exposures subject to changes in foreign currency coupon rate	Expousures subject to variação cambial	Exposures subject to stocks price variation	Exposures subject to the interest rate variation of securities traded on the international market	Exposures not classified in the previous definitions

(*) Amounts net of tax effects

Period	Scenarios (´)	Sensitivity Analysis – CVM Directive 475/08 – Trading Portfolio – 2009 x 2008
		Risk factors							R$ thousand
		Interest rates in Reais	Price indexes	Domestic exchange coupon	Foreign currency	Equities	Sovereign / Eurobonds and Treasuries	Other	Total not correlated	Total correlated
Dec09	1	(766)	(270)	(3)	(337)	(1,285)	(746)	-	(3,407)	(1,881)
	2	(170,612)	(39,565)	(141)	(8,434)	(32,126)	(18,661)	(14)	(269,553)	(205,907)
	3	(336,518)	(77,676)	(279)	(16,868)	(64,252)	(36,375)	(28)	(531,996)	(406,008)
Dec08	1	6,471	125,658	5,794	(2,401)	1,142	(65,781)	-	-	70,883
	2	(223,487)	(153,181)	(728)	(78,717)	(733)	(171,986)	(12)	(628,844)	(446,200)
	3	(443,847)	(414,332)	(7,075)	(155,033)	(2,608)	(281,599)	(23)	(1,304,517)	(929,857)

Definition		Exposures subject to changes in fixed interest rates and interest rate coupon	Exposures subject to changes in price index coupon rate	Exposures subject to changes in foreign currency coupon rate	Expousures subject to foreign exchange variation	Exposures subject to stocks price variation	Exposures subject to the interest rate variation of securities traded on the international market	Exposures not classified in the previous definitions

(*) Amounts net of tax effects

Sensitivity analyses were based on scenarios prepared for the relevant dates, always taking into account the market information at the time, as well as scenarios that would adversely affect our positions, as shown by the following examples:

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•           2010

Scenario 1: Based on market information (BM&F Bovespa, Anbima etc), one base point stress was applied for interest rates and 1% variation for prices. For example: for scenario applied to positions on December 31, 2010, Real/US$ rate was R$ 1.68. For interest scenario, 1-year fixed rate applied to positions on December 31, 2010 was 12.05% p.a.

Scenario 2: 25% stresses were determined based on the market. For example: for scenario applied to positions on December 31, 2010, Real/US$ rate was R$ 2.08. For interest scenario, 1-year fixed rate applied to positions on December 31, 2010 was 15.05% p.a. The fluctuations of other risk factors also represented a 25% stress in the corresponding curve or prices.

Scenario 3: 50% stresses were determined based on the market. For example: for scenario applied to positions on December 31, 2010, Real/US$ rate was R$ 2.49. For interest scenario, 1-year fixed rate applied to positions on December 31, 2010 was 18.06% p.a. The fluctuations of other risk factors also represented a 50% stress in the corresponding curve or prices.

•           2009

Scenario 1: based on market information of December 31, 2009 (BM&F Bovespa, Anbima, etc), one base point stress was applied for interest rates and 1% variation for prices. For example: the Real/Dollar quotation was R$ 1.76 and the 1-year prefixed interest rate was 10.51% p.a.

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Scenario 2: 25% stresses were determined based on the market at December 31, 2009. For example: the Real/Dollar quotation was R$ 2.18 and the 1-year prefixed interest rate was 13.13% p.a., and fluctuations of other risk factors represented a 25% stress in the corresponding curve or prices.

Scenario 3: 50% stresses were determined based on the market at December 31, 2009. For example: the Real/Dollar quotation was R$ 2.62 and the 1-year prefixed interest rate was 15.75% p.a., and fluctuations of other risk factors represented a 50% stress in the corresponding curve or prices.

•           2008

Scenario 1: consists of the probable scenario for risk factors and is based on market information (BM&F Bovespa, Anbima, etc), such as the future interest rate curve. For example: the Real/Dollar quotation was R$ 2.35 and the 1-year fixed interest rate was 11.60% p.a.

Scenario 2: 25% stresses were determined based on the market at December 31, 2008 and applied on Scenario 1. For example: the Real/Dollar quotation was R$ 2.93 and the 1-year prefixed interest rate was 14.64% p.a., and fluctuations of other risk factors represented a 25% stress in the corresponding curve or prices.

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Scenario 3:  50% stresses were determined based on the market at December 31, 2008 and applied on Scenario 1. For example: the Real/Dollar quotation was R$ 3.52 and the 1-year prefixed interest rate was 17.68% p.a., and fluctuations of other risk factors represented a 50% stress in the corresponding curve or prices.

Liquidity Risk

The Liquidity Risk is the possibility of the Organization not having enough financial funds to honor its commitments due to the mismatch between payments and deposits, taking in consideration different currencies and the settlement terms of its rights and obligations.

The Organization has a liquidity policy that establishes both the minimum levels to be considered, while taking into account stress scenarios, and to which types of financial instruments the funds should remain applied, and also establishes the operation strategy to be adopted when necessary.

Liquidity risk management process includes the daily monitoring of composition of available funds, the observance of the minimum liquidity level and the contingency plan applicable to stress conditions. Position control and monitoring is centralized.

Operational Risk

The operational risk is represented by loss derived from internal processes, people and inadequate or defective systems, and external events. This definition includes the legal risk, but excludes the Strategic and Goodwill risk.

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The Organization considers operational risk management activity to be indispensable for added value generation. The control of that risk is centralized by identification, measurement, mitigation plans and consolidated management of its operational risks at company level.

Among the operational risk mitigation plans, emphasis is given to the management of business continuity, which consists of formal plans scheduled to be adopted at crisis circumstances, to ensure business recovery and continuation and prevent or mitigate losses.

R$ thousand	December 31, 2010			December 31, 2009	December 31, 2008
	Balance Sheet	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	625,782,658	588,999,846	36,782,812	35,015,842	48,998,814
Funds available	15,737,880	13,915,302	1,822,578	1,439,198	3,472,821
Interbank investments	73,232,034	72,026,740	1,205,294	3,578,126	5,717,083
Securities and derivative financial instruments	213,527,990	206,380,375	7,137,615	8,088,989	7,874,279
Interbank and interdepartmental accounts	66,326,287	66,326,287	-	373,409	45,348
Loan and leasing operations	197,889,997	178,533,957	19,356,040	14,420,882	13,828,806
Other receivables and assets	59,078,470	51,817,185	7,261,285	7,115,238	18,060,477
Permanent assets	11,702,072	11,671,641	30,431	6,898	9,263
Investments	1,576,790	1,576,658	132	-	-
Premises and equipment and leased assets	3,766,131	3,757,304	8,827	6,809	9,126
Intangible assets	6,359,151	6,337,679	21,472	89	137
Total	637,484,730	600,671,487	36,813,243	35,022,740	49,008,077

Liabilities
Current and long-term liabilities	588,609,989	552,798,479	35,811,510	27,254,426	41,391,620
Deposits	193,200,599	185,219,278	7,981,321	5,875,807	6,084,709
Federal funds purchased and securities sold under agreements to repurchase	171,497,160	167,424,231	4,072,929	435,597	54,024
Funds from issuance of securities	17,673,951	12,316,962	5,356,989	4,312,381	5,250,583
Interbank and interdepartmental accounts	3,789,604	2,198,433	1,591,171	1,201,478	1,364,078
Borrowing and onlending	38,196,225	29,880,206	8,316,019	8,277,133	14,592,427
Derivative financial instruments	729,700	528,384	201,316	161,581	1,117,147
Technical provision of insurance, private pension plans and savings bonds	87,177,091	87,175,906	1,185	1,694	3,187
Other liabilities:
- Subordinated debts	26,314,946	21,235,694	5,079,252	3,779,281	3,260,542
- Other	50,030,713	46,819,385	3,211,328	3,209,474	9,664,923
Deferred income	360,355	360,355	-	-	-
Minority interest in subsidiaries	471,536	471,536	-	-	-
Shareholders’ equity	48,042,850	48,042,850	-	-	-
Total	637,484,730	601,673,220	35,811,510	27,254,426	41,391,620
Net position of assets and liabilities			1,001,733	7,768,314	7,616,457
Net position of derivatives (2)			(13,621,932)	(16,071,190)	(16,552,003)
Other net memorandum accounts (3)			(7,714)	(55,136)	913,517
Net exchange position (liability)			(12,627,913)	(8,358,012)	(8,002,029)

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(1)       Amounts expressed and/or indexed mainly in USD;

(2)       Excluding operations maturing in D+1, to be settled at the rate of the last day of the month; and

(3)       Other commitments recorded in memorandum accounts.

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•      Interest Rate Sensitivity

Management of interest rate sensitivity is a key component of our asset and liability policy. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is considered balanced when an equal amount of these assets or liabilities matures or reprices in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a negative effect on net interest income. Conversely, a positive gap denotes asset sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income. These relationships can change significantly from day to day as a result of both market forces and management decisions.

Our interest rate sensitivity strategy takes into account: (a) rates of return; (b) the underlying degree of risk; and (c) liquidity requirements, including minimum regulatory banking reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds.

We monitor our maturity mismatches and positions and manage them within established limits. Our Treasury committee reviews our positions at least weekly and changes our positions as market outlooks change.

10.3. The Board should comment on the significant effects eventually caused or expected to cause to the issuer’s financial statements and results:

a)     Introduction or disposal of operational segment

Bradesco organizes its operations into two major areas: (i) banking activity; and (ii) insurance, private pension plan and saving bonds.

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Banking

In banking segment, it provides a wide range of bank products and services to customers, including deposits and loans, debit and credit card services, and capital market services through a broad distribution network.

Bradesco market segmentation process focuses on the relationship quality by proving a differentiated service, increasing productivity gains and promptitude. In addition to providing a greater flexibility and competitiveness in business strategy execution, it measures its operations with individuals and legal entities on the basis of quality and specialization. In this context, we list below the banking activity segments.

•           Bradesco Corporate

Long-term relationship principle of Bradesco Corporate consists of an important distinction to generate the best solutions for customers and results for the Organization through its Business Units in the major Brazilian cities, to provide a specialized service to great economic groups whose annual revenues exceed R$ 250 million.

Total funds managed by the sector amounted to R$ 234,891 billion, comprising 1,257 economic groups.

•           Bradesco Empresas

It manages, under a high specialization level, the relationship with economic groups whose annual revenues stand between R$ 30 million and R$ 250 million, by providing an extensive portfolio of products and services, in addition to structured operations.

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Total funds managed by this sector amounted to R$ 75.280 billion, comprising 30,627 companies of all economy sectors.

•           Bradesco Private Banking

Bradesco Private Banking is structured to assist individuals owing substantial assets, family holdings, and participation companies with minimum net investment capacity of R$ 2 million, and provides its customers with an exclusive line of “Tailor-Made” products and services of open architecture, comprising advice on the allocation of financial assets in Brazil and Abroad, as well as advice on tax, succession, foreign exchange, structured operation and non-financial asset matters.

•           Bradesco Prime

As an innovative concept of relationship between the Bank and the customer, Bradesco Prime offers a customized service to individuals having a minimum monthly income of R$ 6,000 or a minimum investment capacity of R$ 70,000. This Segment also provides differentiated Products and Services a full financial advice supported by an exclusive Customer Service Network for Prime customers. At the end of 2010, this Segment had 283 Prime Branches all over the Country, plus 20 Bradesco Prime Spaces in Retail Branches especially designed to give privacy and comfort to 467,546 customers.

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•           Bradesco Varejo

Strategic for Bradesco, Retail Segment assists with quality and dedication all population classes, by seeking on a daily basis to attract non-bank assisted people and contributing to social mobility process. This way, Bradesco also maintains its vocation of open-door bank that makes every effort toward the democratization of banking products and services with the objective of attracting the greatest number possible of people in all regions of the Country, including those regions at the lowest development level. The relationship focused on companies with maximum annual revenues of R$ 30 million, especially micro, small and medium companies, consolidates its work. In December 2010, this segment assisted more than 22 million account holders.

•           Banco Postal

Increasingly present in Brazilian people’s lives wherever they are, both in large urban centers and faraway towns, Bradesco adds progress to local communities, especially those municipalities not assisted by the Bank Network, through Banco Postal, which is a successful partnership with the Post Office that, in addition to being an important support for Bradesco Customers that make transactions all over Brazil, it is also a valuable and dynamic driver of market expansion, given its capacity of provision of financial products and services. Since its creation in 2002, 5,271 municipalities in all regions of the Country have gained access to such services.

•           Bradesco Expresso

Bradesco Expresso allows the Bank to expand its participation in correspondent segments by means of a partnership with several commercial stores, such as Supermarkets, Drugstores, Department Stores, Bakeries and other retail networks, by providing the customers and general community with the comfort of services closer to their homes or workplaces over an extended period, including in weekends. On December 31, there were 26,104 accredited stores.

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Insurance, Private Pension Plans and Savings Bonds

We provide insurance products through several different entities jointly referred to as Bradesco Insurance and Pension Group. Bradesco Insurance and Pension Group is the largest insurance group in Brazil in terms of total revenues and technical provisions, according to information provided by SUSEP and ANS. The Group offers a wide range of insurance products, both on an individual basis and under agreements with companies. The major insurances are listed below:

•           Health insurance;

•           Life insurance;

•           Personal accidents;

•           Car insurance; and

•           Other assets.

b)     Constitution, acquisition or sale of equity

In Bradesco Organization, the following significant events that marked the period stand out:

•           On February 11, 2010, Bradesco, Banco do Brasil and Banco Santander (Brasil) signed a Memorandum of Understanding to allow the consolidation of operations carried out in their respective Automated Teller Machine Networks like those installed in airports, gas stations, supermarkets, shopping centers, drugstores and bus terminals. The operation, the successful pilot activity of which occurred on November 25 2010, is expected to provide a significant increase of Network availability and capillarity, including efficiency gains over its current form of individualized use;

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•               On April 23, 2010, Bradesco submitted to Santander Group Spain a proposal to purchase part of its shares issued by Cielo S.A., corresponding to 2.09% of the capital stock, for the amount of R$ 431.7 million, and shares issued by Companhia Brasileira de Soluções e Serviços – CBSS, corresponding to 10.67% of the capital stock for the amount of R$ 141.4 million, being that operation completed on July 13, 2010 was approved by the relevant authorities. On January 24, 2011, the Bank acquired from Visa International Service Association shares issued by CBSS, corresponding to 5.01% of the capital stock, for a total of R$85.8 million. The transaction is pending approval by the proper authorities.Upon such acquisitions, Bradesco participation in Cielo and CBSS increased to 28.65% and 50%, respectively, thus increasing its participation in the card market;

•           On April 27, 2010, a Memorandum of Understanding was signed by Bradesco and Banco do Brasil to make a partnership to administer a Brazilian credit card, debit card, and prepaid card brand for account holders and non-account holders, known as Elo, which will include, among other activities, the development of new business for private label cards. Further, on August 9, a Memorandum of Understanding was signed with Caixa Econômica Federal, which joined the partnership;

•           On June 2, 2010, the acquisition of the whole capital stock of Ibi Services S. de R.L. Mexico (Ibi Mexico) and RFS Human Management S. de R.L., a company controlled by Ibi México, was completed for the approximate amount of R$ 297.6 million. The deal includes a partnership with C&A Mexico S. de R.L. (C&A Mexico) to jointly sell, on an exclusive basis and for a period of 20 years, financial products and services through the stores of the C&A México chain;

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•           On August 19, 2010, Bradesco Seguros and ZNT Empreendimentos e OdontoPrev signed a Memorandum of Understanding with BB Seguros to make a strategic partnership for the development and commercialization of dentistry products; and

•           On September 2, 2010, Bradesco, jointly with its controlled company CPM Braxis S.A. and its other shareholders entered into an agreement with Capgemini S.A., under which Capgemini acquired 55% of shares issued by CPM Braxis and became its controlling company.

c)     Unusual event or operations

In the first table shown in item 10.2a) we highlight the extraordinary events that impacted results in 2010, 2009 and 2008.

10.4. The Board should comment on:

a)    significant changes in accounting practices

b)    significant effects of changes in accounting practices

In line with our process of compliance with international accounting standards, some regulations and their interpretations have been issued by the Accounting Decision Committee (CPC), which shall apply to financial institutions only when approved by CMN.

Accounting decisions already approved include:

•   Resolution No. 3,566/08 – Impairment (CPC 01);

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•   Resolution No. 3,604/08 – Cash Flow Statement (CPC 03);

•   Resolution No. 3,750/09 – Disclosure on Related Parties (CPC 05); and

•   Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25).

Currently it is not possible to estimate when Bacen will approve other CPC accounting decisions or whether their application will be prospective or retrospective. Therefore, it is not yet possible to quantity the accounting impacts of the application of such decisions to Bradesco financial statements.

CMN Resolution No. 3,786/09 and Bacen Circular Letters No. 3,472/09 and No. 3,516/10 established that financial and other institutions authorized to operate by Bacen, which have been incorporated as a public corporation or are required to establish an Audit Committee, shall prepare every year, starting on December 31, 2010, and publish not more than 90 days after the baseline date of December 31 their consolidated financial statements in conformity with international accounting standards (IFRS), after the international decisions issued by IASB – International Accounting Standards Board. Bacen Circular Letter No. 3,516/10 extended the period for publication of IFRS Financial Statements related to 2010 to 120 days. As such, Bradesco is at the stage of evaluating the accounting effects of transition to IFRS, and is expected to complete that process within the period established by Bacen.

In that process, main adjustments identified in accounting practices used by Bradesco and described in the explanatory note 2 (BR GAAP), as compared to IFRS include:

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Description	BR GAAP	IFRS
Consolidation of exclusive investment funds	They are not consolidated, according to Bacen resolutions.	They will be consolidated.
Pension Plans	Provisions derived from liabilities related to benefit plans granted are not recognized, except for monthly current liabilities.	The Projected Credit Unit Method will be applied, and extraordinary gains and losses will be recognized over the remaining service provision period.
Business combinations

There is no specific decision on the matter. Only assets and liabilities recorded in the initial balance sheet of acquired entity will be recognized by the purchaser, while any gains or losses derived from acquisitions correspond to the difference between the amount paid by the purchaser and the book value of assets recorded by the acquired entity. Shares or debts issued as a form of payment of acquisition of entities are recorded for the issuance prices on the date of business combination. Goodwill from business combinations are paid in up to 20 years.

For acquisitions occurred as from September 1, 2008, identifiable assets and liabilities originated from business combinations will be recognized for their fair value. Shares issued by the Bank upon the acquisition of business combination will be recognized for their fair value on the control transfer date. Other assets delivered as a form of payment will also be evaluated for their fair price. Goodwill recognized in a business combination will be tested every year for the purposes of determination of the recoverable amount, as required by IAS 38 – “Intangible Assets.”

Fair value adjustment of derivative financial instruments

Derivative financial instruments contracted under a negotiation associated with a certain borrowing or investment operation shall not be required to be estimated for their fair value, provided that certain conditions are met, such as: (i) its negotiation or settlement separately from the associated operation is not allowed; (ii) in cases of accelerated payment of the associated operation, it should be for its fair value; and (iii) it is contracted for the same term and with the same counterparty of the association operation.

Such derivative financial instruments will be classified as negotiation instruments and recognized for their fair value in financial statements, where the respective changes to the fair value are recognized in the result, as required by IAS 39 – “Financial Instruments – Recognition and Measurement.”

Fair value adjustment of financial assets included in the portfolio of exclusive consolidated investment funds	Certain financial assets included in the portfolio of exclusive funds, which will be consolidated exclusively for IFRS purposes, have been classified as “held to maturity.”

Such financial instruments have been included in the “available for sale” category, according to exemptions allowed for transitions in IFRS 1, taking into account that, for BR GAAP purposes, according to Susep Circular Letter No. 379/08, financial instruments included in “held to maturity” category may be sold upon the simultaneous acquisition of new securities of the same nature for a longer term of payment, in an amount at least equal to that of sold securities. This way, fair value adjustment of such financial instruments will be recognized in a reserve account in the shareholder’s equity – “Comprehensive accumulated income” net of tax effects.

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Description	BR GAAP	IFRS
Fair value adjustment of financial assets – equity securities	Certain investments in shares of companies where the Bank has no influence on their management have been classified in permanent assets for their historical acquisition cost.

Because of the absence of influence on the management, such participation in shares will be classified under “available for sale” category and evaluated for the fair value on the date of transition to IFRS, being the respective gain or loss recognized in a reserve account in shareholder’s equity – “Comprehensive accumulated income” net of any tax effects.

Hedge accounting reversal

Certain derivative financial instruments have been designated as protection instruments and classified as cash flow hedge, where the effective portion of valuations and devaluations was recorded in a separated account in shareholder’s equity , net of tax effects, and the non-effective portion was recorded on income.

Such financial instruments shall not be classified as hedge, as they are not eligible to be recorded as hedge according to IAS 39; this way, the effective portion recorded in shareholders´ equity under BR GAAP will be reversed against accumulated income on the transition date.

Deferment of financial service fees and direct costs

For certain financial assets, especially loans and advances to customers, the fee charged for financial services is recognized, as well as the portion of direct costs related to result at the time of origination of such financial assets. Direct costs related to commissions paid to shopkeepers and dealers are recorded in the account Other Assets – Deferred Expenses, and recognized on income for the term of respective contracts.

Financial service fees and direct costs related to the origination of such financial assets will be deferred and recognized as adjustment to the effective interest rate. Direct costs related to commissions paid to shopkeepers and dealers are part of the effective interest rate and will be recorded in the accounts of loans and advances to customers.

Reversal of equity in the earnings of unconsolidated companies recognized in investments in affiliates	Usually those companies where the organization has participation lower than 50% of total capital stock are considered affiliates.

Affiliates are represented by participations where Bradesco Organization has a significant influence, that is, the power of participating in decisions on financial and operational policies of an affiliate.

Provision for financial guarantees given to third parties	Financial guarantees to third parties are controlled in memorandum accounts. Fees charged for the issuance of such guarantees will be recognized on income over the period of such guarantees.

According to IAS 39, after the initial recognition of such guarantees for their fair value, such operations will be estimated for: (i) the value initially recognized as the result of future corporate years and, as appropriate, deducted of the accumulated amortization according to IAS 18; and (ii) the estimated value of cost required to settle the guarantee in cases where the Management understands that the outflow of funds is likely, according to IAS 37, whichever is higher.

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Description	BR GAAP	IFRS
Impairment losses of loans and advances to customers and financial institutions

Based on the analysis of risks of consummation of credit operations in an amount considered sufficient to cover eventual losses, according to requirements established by CMN Resolution No. 2,682, of 12/21/1999, which considers specific statutory parameters.

It will be based on the history of losses and other information known at the time of evaluation of Bank customers.
Active deferred taxes – social contribution

The provision for income tax is recorded at the base rate of 15% of taxable income, plus a 10% surcharge. As of May 1, 2008, social contribution is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies (up to April 30, 2008, this rate was 9% for all companies and for fiscal year 2008 it was calculated pursuant to specific rules issued by the tax authorities).

Tax credits brought forward from previous periods, resulting from the increase of the social contribution rate to 15% were recorded in BR GAAP up to the limit of the corresponding consolidated tax liabilities.

Active deferred tax credits will be reevaluated on the basis of the rate by which the organization expects to realize the assets, that is, the prevailing rate of 15%.
Minority interest in subsidiaries companies	Balance of minority interest in subsidiaries companies is classified separately in liabilities, between the group of deferred income accounts and the shareholder’s equity.	Balance of minority interest in subsidiaries companies is an integral part of shareholder’s equity, according to IAS 27.
Comprehensive state of income	The comprehensive statement of income is not required.

The comprehensive statement of income is required and comprises all net income components and “other comprehensive results,” represented by other amounts included in shareholders’ equity other than transactions by partners. Examples of “other comprehensive results” include the reevaluation reserve, actuarial gains and losses from benefit plans, gains and losses from the conversion of financial statements of an operation abroad, gains and losses from the evaluation of financial assets available for sale, and gains and losses from hedge instruments in cash flow hedge.

Deferred income tax and social contribution on IFRS adjustments	-	Deferred income tax will be recorded on the differences between BR GAAP and IFRS, as applicable.

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On December 28, 2007, Law No. 11,638/07 was enacted, which changes the Corporation Law with respect to accounting practices adopted in Brazil, as from the corporate year ended on December 31, 2008.

According to the new Law, the issuance of accounting regulations by CVM for public companies should comply with the international standards.

We highlight below the accounting practices changed by the new Law:

•     Permanent assets is now part of “Intangible” group and formally includes the rights related to immaterial goods for the company maintenance or exercised for that purpose, including goodwill acquired from consolidated/incorporated companies;

•     Fixed assets now includes the goods resulting from operations where there is transfer of benefits, control and risk, regardless of ownership transfer;

•     Deferred assets is now restricted to pre-operating expenses and incremental reorganization costs;

•     The parameter for evaluation of investments in affiliates by the equity method is changed, by applying that method to all affiliated where the investor has a significant influence. A significant influence is assumed when participation accounts is 20% or more of voting capital (formerly, the percentage was on total capital stock);

•     Creation of a new subgroup in shareholders’ equity named “Equity Evaluation Adjustment,” intended to record the counterpart of foreign exchange variation of corporate investments abroad, when the beneficiary’s functional currency is different from the controlling company’s, and the counterpart of increases or decreases of value assigned to assets and liabilities items as a result of their evaluation at market price. Because investments held by Banco Bradesco and controlled companies have substantially the same functional currency of Bradesco, this change required no adjustments;

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•     Introduction of the concept of Adjustment to Present Value for long-term assets and liabilities and significant short-term operations. As established by the explanatory note to CVM Directive No. 469, the objective of that change is not to eliminate the presence of an expectation of future income or charge embedded in monetary assets and liabilities, but the need of obtaining values representative of the operation time;

•     Operations made by Bradesco and its controlled companies are already presented for their values prevailing at the time they were made, as fixed-interest asset and liability operations have been adjusted to the present value by the existence of income and expenses to appropriate, which adjust such operations to values that would obtained at their realization if they were demand operations, as well as for credits and obligations subject to post-fixed variations and are realized for their demand value, the respective values of which are periodically adjusted by operation rates. This way, the Adjustment to Present Value for long-term assets and liabilities, as well as for short-term operations, have not required any adjustments by Bradesco and its controlled companies;

•     Requirement of periodic analysis to determine the level of recovery of amounts recorded in fixed, intangible and deferred assets. The management performed an analysis and amounts recorded on December 31, 2008 in such accounts had no significant adjustments;

•     Change in treatment of fiscal incentives, which now pass by profit and loss account, thus allowing their destination to profit reserves – tax incentive reserve excluded from the base of minimum mandatory dividends. Banco Bradesco and its controlled companies have no specific regime with any type of tax incentive, and like any other company, they have the possibility of direct part of their income tax liabilities to the acquisition of shares of companies located in regions benefiting of governmental incentives, provided that the balance outstanding in tax incentive reserve account in the shareholder's equity was constituted before the effectiveness of Law No. 11,638/07; and

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•     Initial record of funds from third parties, which are classified in current liabilities, must evidence the net amounts received and available for use, while the incremental costs incurred in such funding should be recorded as an adjustment of current liabilities. All financial charges, such as interest, monetary and foreign exchange variations, and incremental funding costs should be appropriated to income  according to the operation term and based on the concept of internal return rate.

•     Bradesco already defers costs related to funding operations and appropriate such values to income according to the operation term. Pursuant to Law No. 11.638/07, such costs to be appropriated are being recorded against liabilities, and were formerly recorded as deferred expenses.

c)    Restrictions and emphases in the auditor’s opinion

There were no restrictions or emphases in the auditor’s opinion.

10.5. The Board should indicate and comment on critical accounting policies adopted by the issuer, in particular the management’s accounting estimates of uncertain issues that are important for the description of financial conditions and results and require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, private pension plans, adjustments of conversion into foreign currency, costs of environmental recovery, criteria for impairment test, and financial instruments.

•     Critical Accounting Policies

Bradesco has disclosed risk factors and critical accounting policies under the best international practices of transparency and corporate governance and the financial statements prepared in accordance with US GAAP, when referring to possible political and economic conditions in domestic and international markets which can directly affect daily operations and, as a result, the Bank´s financial condition.

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Bradesco results are susceptible to accounting policies, assumptions and estimates. It is the Management’s responsibility to adopt adequate accounting policies, in addition to make judgments and estimates that are reasonable and prudent for the preparation of financial statements.

In terms of materiality, the following items describe the accounting policies that are considered critical, as well as the areas that require a better judgment and estimate or involve a high complexity level and are likely to affect our financial conditions and the results of our operations. Accounting estimates made in such a context force us to make assumptions about uncertain matters. In each case, if we had made other estimates or if changes in estimates occurred every period, this could have a significant impact on our financial conditions or the result of our operations.

•     Allowance for loan losses

The allowance for loan losses is calculated at an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, together with assessments carried out by the Management, in the determination of credit risk.

At the end of each period, allowance for loan losses is adjusted on the basis on an analysis of our portfolio, including the estimate of losses from credit operations and leasing and other operations with credit characteristics.

Determination of the amount of allowance for loan losses, by its nature requires us to make judgments and assumptions about our portfolios, both individually and for specific product portfolios. Upon reviewing the portfolio as a whole, several factors are likely to affect the estimate of possible scope of losses, including the methodology adopted to evaluate historical default rates and the historical period to be considered for that evaluation. Additional factors likely to affect our determination of allowance for loan losses include:

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•   general Brazilian economic conditions, and conditions of the relevant sector;

•   previous experience with the debtor or the relevant economy sector, including the recent experience of losses;

•   credit quality trends;

•   value of guarantees of an operation;

•   volume, composition and growth of our portfolio;

•  monetary policy of the Brazilian government; and

•  any delays in the receipt of information necessary to evaluate the operations or confirm the deterioration of existing credit.

We usually adopt models that help us to analyze our portfolios and determine the necessary provisions for losses. We apply statistical loss factors and other risk indicators for group of loans with similar risk characteristics to achieve an estimate of losses incurred by the portfolio and calculate the models. Although our models are frequently reviewed and improved, they are, by their nature, dependant on our judgment of information/forecasts that we receive. In addition, volatility of Brazilian economy may bring a greater uncertainty to our models than would be otherwise expected in more stable macroeconomic environment. Consequently, our allowance for loan losses may not be an indication of real future losses.

Process to determine the level of allowance for loan losses requires a high level of judgment. It is possible that others, upon considering the same information, may eventually draw reasonably different conclusions.

•     Securities and derivatives classification

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Securities and derivatives classification comprises three categories: trading, available-for-sale, and held-to-maturity. This classification is based on the Management intent, on the date of acquisition of securities, to keep or trade such securities. Accounting treatment of securities in our possession will depend on our classification at their respective acquisition.

Possible transformations may modify our strategy with respect to a specific security, which will require a transfer among the three categories.

•     Securities and derivatives evaluation

Financial instruments recorded for the fair value in our financial statements basically include those securities classified as: trading, available-for-sale and other tradable assets, including derivatives. The fair value is defined as the value for which a position could be closed or short in a transaction with a knowledgeable party willing to negotiate without any advantages.

We usually estimate the fair value using prices quoted in the market, as available. We note that that value may be affected by the volume of traded securities, and fail to reflect the “control premiums” derived from agreements with shareholders who maintain significant investments. However, the Management believes that quoted market prices are the best indicators of the fair value.

At fair value determination, when quoted market prices are not available, the Management makes a judgment, as the models depend on that judgment on the weight to be assigned to different factors and quality of information received. Factors used in such models include dealers’ quotations, pricing models, prices of instruments with similar characteristics, and discounted cash flows. Pricing based on models also uses information on interest rates, foreign exchange rates, and option volatility, if significant and available. For example, reliable market data when estimating the impact of maintaining a strong position are generally limited. Likewise, we use our judgment to estimate prices when there are no external parameters. If we make incorrect assumptions, or the actual model makes incorrect correlations or assumptions, the amount of income or loss recorded for a specific asset or liability will likely be inadequate. Judgment should also determine whether a fall of the fair value to below the updated cost of a security held to maturity or a security available for sale is not temporary, in a way that would allow us to recognize a devaluation of the updated cost and consider that reduction as an expense. At evaluation, is a devaluation is not temporary, the Management will decide which historical period should be considered and how serious a loss can be.

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Such evaluation methods may lead Bradesco to different results, should such models, assumptions or estimates be inaccurate.

•     Income tax

Determining the amount of our income tax is complex, and our evaluation is related to the analysis of our deferred fiscal assets and liabilities and payable income tax. In general, our evaluation requires us to estimate the future values of deferred fiscal assets and payable income tax. Our evaluation of the potential realization of a deferred fiscal asset is subjective and involves estimates and assumptions that are uncertain at their origin. Realization of deferred fiscal assets is subject to changes to future tax rates and the development of our tax planning strategies. Support to our estimates and assumptions may change over the time, as a result of unforeseen events or circumstances affecting our determination of the amount of our fiscal obligations.

We continuously monitor and evaluate the impact of new tax laws on our liabilities, as well as new events likely to affect the estimates and assumptions of our analysis of the possible realization of deferred fiscal assets.

A significant judgment is required for determining the probability of an income tax position be maintained upon an examination, even after the result of any relevant legal or administrative proceedings, based on technical merits. An additional judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

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•      Impairment

The book value of securities classified as available-for-sale and held-to-maturity and non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment, which is recognized in the income statement for the year if the book value of an asset or its cash-generating unit exceeds its recoverable value.

A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups.

•      Technical provisions for insurance

Technical provisions for insurance (reserves) are liabilities that represent the estimated amounts that will be due at a certain time in the future to our policy holders. Future benefits of policies and claims include reserves for group and individual life insurances, health insurance and casualty insurance, among others. Such benefits are based on hypotheses of mortality, disability, loss of validity, investment performance, inflation and expenses. Such hypotheses are based on our experience and are periodically reviewed to the industry standards, with the objective to ensuring the actuarial credibility. For long-term insurance agreements, when the hypotheses in a specific policy or group of policies are fulfilled, they will not be changed during the validity time of the policy. However, significant changes to experience or hypotheses may require us to make a provision for future losses expected for a certain product, and make provisions for premium shortage. Provisions for premium shortage may also be established in short-term agreements to anticipate expected future losses. Benefits and claims under future policies also include reserves for health and disability claims incurred but not reported, and life insurance. We recognize claims in the period when the service was provided to our policy holders. However, costs of claims incurred in a specific period will not be clearly recognized until we receive, process and pay such claims. We determine the liability amount through actuarial methods based on history of claim payments to determine our estimate of claim liabilities. Methods to determine such estimates and establish the technical provisions are reviewed and updated on a regular basis. Resulting adjustments are recognized in income of the relevant period.

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•     Provisions for contingent liabilities

To estimate contingent liabilities, we make provisions taking into consideration the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of courts, whenever the loss is evaluated as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient reliability.

The contingent liabilities classified as possible losses are not recognized in the financial statements, and they must only be disclosed in the notes, when individually material, and those classified as remote do not require provision or disclosure.

We continuously monitor the legal proceedings underway to evaluate, among other things: (i) their nature and complexity; (ii) development of such proceedings; (iii) the opinion of our legal advisors; and (iv) our experience with similar litigations. Upon determining whether a loss is likely to occur and estimating its value, we also consider:

a) the probability of loss derived from claims occurred on or before the date of financial statements, which we identified after that date but before the date of publication; and

b) the need of disclosing the claims or events occurring after the date of financial statements, but before their publication.

•     Other assets and liabilities

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The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), and less provision for loss, when deemed appropriate. The liabilities comprise known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

10.6. With respect to internal controls adopted to ensure the preparation of reliable financial statements, the Board should comment on:

a)    the level of efficiency of such controls, indicating eventual deficiencies and actions taken to correct them.

•     Internal controls and compliance

Based on a policy defined and approved by the Board of Directors, the Organization also maintains up-to-date all components of the internal controls system in order to mitigate the potential losses caused by its risk exposure and to strengthen its corporate governance processes and procedures. The structure of the staff, with their absolute dedication, combined with the investments in technology and training and retraining of personnel, confirms that Bradesco’s Management of internal controls and compliance is effective, complies with the regulatory requirements and is aligned with international standards.

Flows of processes, systems and controls in the Organization are continuously reevaluated and tested. The effort enjoys the full involvement of the Bank’s various areas, the Internal Controls and Compliance Committee and the Audit Committee, and generates reports that are submitted to the Board of Directors. This process is in line with the principal control frameworks, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Control Objectives for Information and Related Technology (COBIT), which encompass the business and technology aspects, respectively, and also complies with the requirements of the Public Company Accounting Oversight Board (PCAOB) and of Section 404 of the Sarbanes-Oxley Act in the United States.

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In compliance with that law, the report certifying the adequacy of internal controls, together with the Financial Statements under US GAAP was filed with the Securities and Exchange Commission – SEC in June 2010,

For the certification for fiscal year 2010, based on the evaluation of control design and tests conducted by Management have not identified so far any deficiencies that could jeopardize certification of the internal controls.

It is important to highlight the benefits at the corporate level from complying with above-cited Law, which include disseminating the importance of a culture of control, improvements in the quality of operating and administrative processes, the robustness of the associated controls and improvements in requirements aimed at maintaining corporate governance best practices.

b)    Deficiencies and recommendations on internal controls included in the independent auditor’s report

Considering our knowledge, as well as, the work carried out by the independent auditors to evaluate our internal control structure, for the purpose of ensuring that the financial statements of the Bradesco Organization are fairly presented in accordance with accounting practices adopted in Brazil, we are not aware of any issues that could have a material effect on our financial statements.

10.7. Should the issuer have made a public offering for distribution of securities, the Board should comment on:

a)    how funds derived from that offering were used

b)    whether there were important deviations of the effective application of funds from the proposed application disclosed in leaflets on that distribution

c)    if deviations occurred, the reasons for such deviations.

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There was no public offering for distribution of securities in the period.

10.8. The Board should describe the significant items that are not included in the issuer’s financial statements, indicating:

a)    assets and liabilities directly or indirectly held by the issuer, which are not included in the balance sheet (off-balance sheet items), such as: i) asset and liability operational leasing; ii) portfolios of written-off accounts receivable for which the entity has risks and responsibilities, indicating the respective liabilities; iii) forward purchase and sale agreements for products and services; iv) uncompleted construction contracts; v) contracts of future receipt of financing;

b)    other items not shown in the financial statements.

There were no significant items not included in the financial statements.

10.9. Which regard to each of items not included in the financial statements and indicated in item 10.8, the Board should comment on:

a)    how such items change or may eventually change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

b)    nature and purpose of operation

c)    nature and amount of liabilities and rights generated for the issuer under the operation

There were no significant items not included in the financial statements.

10.10. The Board should indicate and comment on the main components of the issuer’s business plan, addressing specifically the following topics:

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a)    Investments, including: i) quantitative and qualitative description of investments in progress or expected; ii) sources of financing of investments; iii) existing disinvestments in progress or expected;

In 2010. Bradesco maintained the expansion of its customer service network and investments by opening 536 new branches, PAAs and PABs (secondary branches), in totaling 6,551 outlets. 5,904 Bradesco Expresso units were implanted, totaling a network of 26,104 bank correspondent outlets.

•     Investments in Infrastructure, Information Technology and Telecommunication

IT Improvement Project started in 2003, with the objective of preparing the Bank TI for the next decades had 27 of its 28 works completed. Results already achieved by the project have provided a state-of-the-art, robust and fully restricted infrastructure, high-availability and high-performance data network, as well IT process modernization.

Most of the greatest work, that is, the construction of a new system architecture focused on services, is scheduled to be delivered in 2011, which will allow the Bank to significantly enjoy, as from 2012, most of expected benefits, including a faster support to Business Units and flexibility to withstand securely the Organization growth, by providing its customers with quality services and support.

•     2011

Investments in TI and Infrastructure scheduled for 2011 amount to some R$ 5 billion, or approximately 30% above the amount invested in 2010 (R$ 3.9 billion). We also highlight the scheduled opening of 183 branches.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

	R$ million
	2010	2009	2008
Infrastructure	716	630	667
Information Technology / Telecommunication	3,204	2,827	2,003
Total	3,920	3,457	2,670

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b)    If already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer’s production capacity should be indicated

No acquisition of plants, equipment, patents or other assets likely to have any material influence on other assets have been disclosed,

c)    New products and services, indicating: i) description of ongoing researches already disclosed; ii) total expenses incurred by the issuer with researches for the development of new products or services; iii) projects at development stage and already disclosed; iv) total costs incurred by the issuer with the development of new products and services

There are no new significant products and services.

10.11.  Comments should be made on other factors that would materially influence the operational performance and have not been identified or addressed in other items of this section.

There are no factors influencing materially the operational performance, which have not been mentioned in this section.

3. Call Notices

Banco Bradesco S.A.

Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12

Corporate Registry ID (NIRE) 35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

Call Notices

Special Shareholders’ Meeting

We invite the shareholders of this Company to meet at the Special Shareholders’ Meeting, to be held on March 10, 2011, at 4:30 p.m., at the Company’s headquarters, in Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, in order to examine the Board of Directors’ proposals to:

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1.        approve the Capital Stock increase resolved at the  217th Special Shareholders’ Meeting, held on December 17, 2010, in the amount of R$1,500,000,000.00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00, by means of the subscription of 62,344,140 new book-entry registered shares, with no par value, of which 31,172,072 are common shares and 31,172,068 are preferred shares;

2.        increase the Capital Stock by the amount of R$100,000,000.00, increasing it to R$30,100,000,000.00 by capitalizing reserves, of which:  “Capital Reserve” – R$62,613,709.13;  and partially the balance of “Profit Reserve - Legal Reserve” account – R$37,386,290.87, without issuing shares, according to Paragraph 1 of Article 169 of Law # 6,404/76;

3.        increase from 5 to 6 the maximum number of members of the Remuneration Committee, in order to better support the tasks of the Body;

4.        standardize, in the Bylaws, the expression “financial statements”;

5.        partially amend the Bylaws, in the “caput” of Article 6, due to the items “1” and “2”; in the “caput” of Article 23, due to item “3”; and item “l” of Article 9, because of item “4”.

Annual Shareholders’ Meeting

We invite the shareholders of this Company to meet at the Annual Shareholders’ Meeting, to be held on March 10, 2011, at 5 p.m., at the Company’s headquarters, in Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, to:

1.      acknowledge the Management Report, the Fiscal Council’s Opinion,  the Independent Auditors’ Report, and the Summary of the Audit Committee’s Report, as well as examine, discuss and vote on the Financial Statements related to the fiscal year ended December 31, 2010;

2.      resolve on the Board of Directors’ proposal for the allocation of the net income of 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid;

3.      resolve on the proposals of the Parent Companies to elect the Board of Directors and Fiscal Council’s members;

Pursuant to CVM Rules #165, of December 11, 1991, and #282, of June 26, 1998, a minimum percentage of a 5% (five percent) of the voting capital is mandatory for shareholders to require the adoption of the multiple vote process to elect the Board of Directors’ members

4.      resolve on Board of Directors’ proposals for the Management and Fiscal Council’s compensation.

____________________________________________________________________________

Documents Made Available to Shareholders: these Call Notices, the Proposals of the Board of Directors and of the Parent Companies as well as all the information required by the current legislation, are available to shareholders in Bradesco’s Shares and Custody Department, the Company’s Depositary Financial Institution, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, also available on the website www.bradesco.com.br – Corporate Governance – Shareholders, being also available at BM&FBovespa and CVM websites.

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Participation in the Meetings: pursuant to Article 126 of Law # 6,404 of December 15, 1976, and later amendments, in order to attend and resolve on the Shareholders’ Meetings, shareholders shall observe that:

•           in addition to their identification document, they shall also provide a certificate of ownership of the Company’s shares issued by the custodian financial institution;

•           for the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

•           in the event of impossibility to attend the Shareholders’ Meetings, shareholders may also be represented by an attorney-in-fact appointed not more than one year before the date of the meeting, provided that he is a shareholder, officer of the Company, lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members;

•           before being forwarded to the Company, the powers of attorney drawn up in foreign language shall be translated into Portuguese and their translation shall be registered at the Registry of Deeds and Documents;

•           in order to speed up the process and facilitate the works in the Shareholders’ Meetings, the certificate of ownership of the shares and the power of attorney may, at the shareholders’ discretion, be sent to the Company’s headquarters, preferably, within 2 (two) business days before the date of the Shareholders’ Meetings, at Banco Bradesco S.A. - Secretaria Geral - Área Societária - Cidade de Deus - 4o andar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may also be sent by email to governancacorp@bradesco.com.br and, alternatively, by fax (55 11) 3684-4630 or (55 11) 3683-2564.

More clarifications deemed necessary may be obtained via email investidores@bradesco.com.br, on the Investor Relations website - www.bradesco.com.br/ri – Corporate Governance or through Bradesco’s Branch Network.

        Cidade de Deus, Osasco, SP, February 8, 2011

Lázaro de Mello Brandão

Chairman of the Board of Directors

4.  Information on the Shareholders’ Meetings

The Shareholders’ Meetings are presided over by the Chairman of the Board of Directors, or, in his absence, by his statutory substitute.

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The Shareholders’ Meetings, called and instated in accordance with the law and the Bylaws, have powers to resolve on all matters related to the corporate purpose of the Company and to make decisions considered appropriate to its defense and development. This issue is mentioned in Chapter XI (Articles 121 to 137) of Law # 6,404 of December 15, 1976.

In compliance with Article 132 of Law # 6,404/76, Corporations must hold their Annual Shareholders’ Meeting within the first 4 (four) months following the end of the fiscal year, to address the following matters:

I - to analyze the management accounts, examine, discuss and vote on the financial statements;

II -  to resolve on the proposals of allocation of net income for the year and the payment of dividends; and

III - to elect the management and the members of the Fiscal Council.

Other matters, as provided by law, statute or listed in the Call Notice, will be discussed and resolved at the Special Shareholders’ Meeting.

The Call notices for the Shareholders’ Meetings called herein shall be published on February 9, 10 and 11, 2011 in the newspapers “Official Gazette of the State of São Paulo” and “Diário do Comércio”, pursuant to Article 124 of Law # 6,404/76.

Included in item 3 hereof, the Notices expressly lists, in the agenda, all matters to be discussed, and no other matter pending approval by the shareholders’ meeting shall be included.

The documents mentioned in Article 133 of Law # 6,404/76, related to the fiscal year ended December 31, 2010, were made available to the shareholders at the company’s headquarters on January 31, 2011, according to notices published on February 1, 2 and 3, 2011 in the newspapers “Official Gazette of the State of São Paulo” and “Diário do Comércio”, which may also be viewed at the www.bradesco.com.br/ri website. These documents are:

I – Management Report on the business and main administrative facts of the fiscal year;

II – Copy of the Financial Statements;

III – Independent Auditors’ Report;

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IV – Fiscal Council’s Opinion; and

V – the Summary of the Audit Committee’s Report.

The Management’s comments on the Company’s financial position, pursuant to item 10 of the Reference Form, according to CVM Rule # 481 of December 17, 2009 were also made available to shareholders at the headquarters on this date, being also available at BM&FBovespa and CVM websites.

Other documents referring to the Shareholders’ Meetings are at the disposal of the shareholders at the Share and Custody Department of Bradesco, in Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, which may also be viewed at the www.bradesco.com.br website, – Corporate Governance – Shareholders, also available at BM&FBovespa and CVM websites.

4.1  Special Shareholders’ Meeting to be held at 4:30 p.m.

4.1.1     Approval of the Capital Stock increase resolved at the Special Shareholders’ Meeting held on 12.17.2010

a.     Board of Directors’ Proposal

“approve the Capital Stock increase resolved at the  217th Special Shareholders’ Meeting, held on December 17, 2010, in the amount of R$1,500,000,000.00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00, by means of the subscription of 62,344,140 new book-entry registered shares, with no par value, of which 31,172,072 are common shares and 31,172,068 are preferred shares, with the consequent amendment to the “caput” of Article 6 of the Bylaws.”

b.     Information on the approval, containing the origin and justification for the statutory amendment proposed and comments on the legal and economic effects

Approval of the Capital Stock increase resolved at the 217th Special Shareholders’ Meeting held on December 17, 2010, by means of subscription of new shares

At the 217th Special Shareholders’ Meeting of the Company, held on December 17, 2010, the shareholders resolved, among other matters:

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✓ Capital Stock Increase in the amount of R$1,500,000,000.00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00, by means of subscription of new shares, by observing the following conditions:

▪  Shares Issue: 62,344,140 new book-entry registered shares, with no par value,  out of which 31,172,072 are common shares and 31,172,068 are preferred shares;

▪  Issue Price: R$24.06 per share;

▪  Subscription Period: from December 29, 2010 to January 31, 2011;

▪  Subscription Proportion: 1.657008936% on the shareholding position that each one held on the date of the Shareholders’ Meeting (December 17, 2010);

▪  Payment Date: cash payment on February 18, 2011, of 100% of the amount of the subscribed shares;

▪  Unsubscribed Shares: the shareholders exercised their rights, by subscribing, up to 1.31.2011, the last day for subscription of shares resulting from the capital stock increase proposed on 12.17.2010, 96.53% of the total of shares issued. The unsubscribed shares will be sold through Auction, to be held on 2.15.2011 at BOVESPA SA - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchange), in accordance with letter "a" of the Paragraph Seven of Article 171 of Law # 6,404/76;

▪  Bonus Shares Entitlement: the subscribed shares will be entitled to dividends and/or interest on shareholders’ equity, and eventually complementary ones to be declared as of the date of their inclusion in the shareholders’ position. They are also fully entitled to eventual advantages attributed to other shares as of the aforementioned date.

✓ Fiscal Council’s favorable Opinion:

We transcribe below the full content of the Fiscal Council’s Opinion registered in the Special Meeting of that Body, as of 2.8.2011, “Fiscal Council’s Opinion - Banco Bradesco S.A. - The undersigned members of the Fiscal Council of Banco Bradesco S.A., after examining the Board of Directors’ Proposal, registered in the Special Meeting # 1,735 of that Body, held on this date, to approve the capital stock increase resolved at the 217th Special Shareholders’ Meeting, held on December 17, 2010, in the amount of R$1,500,000,000.00, with the consequent amendment to the “caput” of Article 6 of the Bylaws, they understand that the proposal complies with the legal and statutory precepts, and manifest their agreement so that the proposal can be submitted to the approval of the shareholders of the Company at the Special Shareholders’ Meeting to be held on March 10, 2011, at 4:30 p.m.”. Cidade de Deus, Osasco, SP, February 8, 2011. Fiscal Council’s Members - Nelson Lopes de Oliveira, Domingos Aparecido Maia and Ricardo Abecassis Espírito Santo Silva.”.

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Pursuant to Article 14 and the Attachment 14 of CVM Rule # 481, as of December 17, 2009, on November 22, 2010, additional information on the mentioned capital stock increase, jointly with the Call Notice for the 217th Special Shareholders’ Meeting of the Company, held on December 17, 2010, and respective Material Fact were made available to the market, which can be viewed on the website www.bradesco.com.br – Corporate Governance - Shareholders, and on the BM&FBOVESPA and CVM Websites.

✓ Statutory Amendment: If the Board of Directors’ proposal for the approval of the capital stock increase resolved at the 217th Special Shareholders’ Meeting, held on December  17,  2010, by means of subscription of new shares is approved, the “caput” of Article 6 of the Bylaws will be consequently amended, so as to reflect the capital stock change to R$30.000.000.000,00.

Origin and justification for the amendment proposed

The amendment to the wording in the “caput” of Article 6 of the Bylaws arises from the consequent approval of the Capital Stock increase resolved at the 217th Special Shareholders’ Meeting held on December 17, 2010, in the amount of R$1,500,000,000, 00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00, by means of subscription of 62,344,140 new book-entry registered shares, with no par value, out of which 31,172,072 are common shares and 31,172,068 are preferred shares.

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Legal and economic effects

The Company’s Management sees no:

✓ legal effects, except those normal ones arising from a capital stock increase (such as changes in capital, adequacy of the Bylaws etc.).

✓ economic effects, except those expected in a normal capital stock increase (such as the inflow of resources from the Company, due to the subscription and payment of new shares).

4.1.2 Capital Stock increase by means of capitalization of reserves, without issuance of shares

a.    Board of Directors’ proposal

“To increase the Capital Stock by the amount of R$100,000,000.00, increasing it to R$30,100,000,000.00, by capitalizing the balances of “Capital Reserve – Income Tax Incentives” account – R$2,103,103.08; “Capital Reserve- Share Premium” account – R$56,464,874.67; “Capital Reserve- Equity Instruments Adjustment” account – R$4,033,256.88; “Capital Reserve – Shares Fraction” account – R$12,474.50;  and partially the balance of “Profit Reserve - Legal Reserve from 1996 to 2001” account – R$37,386,290.87, without issuing shares, according to Paragraph 1 of Article 169 of the Law #6,404/76, so as to be in compliance with Resolution #3,605, as of 8.29.2003, of the National Monetary Council, with the consequent amendment to the “caput” of Article 6 of the Bylaws.”

b.    Information pursuant to Attachment 14 of CVM Rule #481, as of 12.17.2009, containing the origin and justification for the statutory amendment proposed and comments on the legal and economic effects

1.  Inform the capital increase and the new capital stock amounts

Increase of R$100,000,000.00, increasing it to R$30,100,00,000.00

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2.  Inform if the increase will be made by means of: (a) conversion of debentures into shares; (b) exercise of subscription right or subscription bonus; (c) profit or reserve capitalization; or (d) subscription of new shares

Increase through capitalization of the balances of “Capital Reserve – Income Tax Incentives” account – R$2,103,103.08; “Capital Reserve- Share Premium” account – R$56,464,874.67; “Capital Reserve- Equity Instruments Adjustment” account – R$4,033,256.88; “Capital Reserve – Shares Fraction” account – R$12,474.50;  and partially the balance of “Profit Reserve - Legal Reserve from 1996 to 2001” account – R$37,386,290.87, without issuing shares, according to Paragraph 1 of Article 169 of the Law #6,404/76.

3.  Explain in detail the reasons for the increase and its legal and economic consequences

The increase proposed herein is intended exclusively to meet the provisions of Resolution #3,605, as of 8.29.2008, of the National Monetary Council.

Legal and economic effects:

✓ legal effects: Nonexistent. The legal effects would be produced only in case of noncompliance of the Company in relation to complying with that normative.

✓ economic effects: The capitalization of reserves guarantees the maintenance of resources in the Company itself, and, therefore, its implementation in conformity with Bradesco's strategy of constantly seeking opportunities to strengthen its businesses, either through internal growth or through investments and acquisitions that add value to the Bank, benefiting all shareholders, indistinctly.

4.     Provide a copy of the Fiscal Council’s Opinion, if applicable

Full transcript of the Fiscal Council’s Opinion recorded at the Fiscal Council Special Meeting, held on February 8, 2011, “Fiscal Council’s Opinion - Banco Bradesco S.A. - The undersigned members of the Fiscal Council of Banco Bradesco S.A., according to the provisions of Item III of Article 163 of Law #6,404/76, after examining the Board of Directors’ Proposal to increase the capital stock by the amount of R$100,000,000.00, increasing it to R$30,100,000,000.00, by capitalizing the balances of “Capital Reserve – Income Tax Incentives” account – R$2,103,103.08; “Capital Reserve- Share Premium” account – R$56,464,874.67; “Capital Reserve- Equity Instruments Adjustment” account – R$4,033,256.88; “Capital Reserve – Shares Fraction” account – R$12,474.50;  and partially the balance of “Profit Reserve - Legal Reserve from 1996 to 2001” account – R$37,386,290.87, without issuing shares, according to Paragraph 1 of Article 169 of the Law # 6,404/76, with the consequent amendment to the “caput” of Article 6 of the Bylaws, registered in the Special Meeting # 1,735 of that Body, held on this date, opine that the proposal should be approved by the Company’s shareholders at the Special Shareholders’ Meeting to be held on March 10, 2011, at 4:30 p.m.”. Cidade de Deus, Osasco, SP, February 8, 2011. Fiscal Council’s Members - Nelson Lopes de Oliveira, Domingos Aparecido Maia and Ricardo Abecassis Espírito Santo Silva.”.

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5.  In the event of capital increase through share subscription

Not applicable to all topics of this item.

6.  In the event of capital increase through capitalization of profits or reserves

a.    Inform if the face value of shares will be changed, if applicable, or if new shares will be distributed among shareholders

The shares of the Company, pursuant statutory provision, have no par value. There will be no issuance of shares in the capital stock increase proposed, in accordance with Paragraph One of Article 169 of Law #6,404/76.

b.    Inform if the capitalization of profits or reserves will take place with or without change to the number of shares in the companies with shares with no par value

See item 6.a.

c.  In the event of distribution of new shares

i.    Provide the number of shares issued by type and class

Not applicable.

ii.    Provide the percentage of shareholders who will reeive shares

Not applicable.

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iii.    Describe the rights, advantages and restrictions attributed to the shares to be issued

Not applicable.

iv.    Provide the acquisition cost, in reais and per share, to be attributed so that the shareholders can comply with Article 10 of Law #9,249, as of December 26, 1995

Not applicable.

 v.    Provide the treatment of shares, if that is the case

Not applicable.

d.     Provide the term set in Paragraph 3 of Article 169 of Law #6,404, as of 1976

Not applicable.

e.  Inform and provide the information and documents set in item 5 above, when applicable

Not applicable.

7.  In the event of capital stock increase by means of conversion of debentures into shares or the exercise of subscription bonus

Not applicable.

Statutory Amendment: If the Board of Directors’proposal to increase the Capital Stock by means of capitalization of reseves is approved, the wording of the “caput”of Article 6 of the Bylaws will be amended, so as to reflect the capital stock change to R$30.100.000.000,00.

Origin and justification for the proposal

The amendment of the wording of the “caput” of Article 6 of the Bylaws derives from the Capital Stock increase by the amount of R$100,000,000.00, by means of capitalization of reserves, increasing it from R$30,000,000,000.00 to R$30,100,000,000.00, without shares issuance, pursuant to Paragraph One of Article 169 of Law #6,404/76.

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Legal and economic effects

✓ legal effects: Nonexistent, considering that the capital stock increase by capitalization of free reserves had the purpose of being in compliance with the provisions of Resolution # 3,605, as of 8.29.2008, of the National Monetary Council. The legal effects would be produced only in case of noncompliance of the Company in relation to complying with that normative.

✓ economic effects: The capitalization of reserves guarantees the maintenance of resources in the Company itself, and, therefore, their implementation in conformity with Bradesco's strategy of constantly seeking opportunities to strengthen its businesses, either through internal growth or through investments and acquisitions that add value to the Bank, benefiting all shareholders, indistinctly.

4.1.3. Change in the number of members of the Remuneration Committee

a.  Board of Directors’ proposal

“To increase of the maximum number of members of the Remuneration Committee, in order to better support the tasks of the Body, with the consequent amendment to the “caput” or Article 23 of the Byalws.”

b. Origin and justification for the statutory amendment proposed and comments on the legal and economic effects

Origin and justification for the amendment proposed

The amendment to the wording of the “caput” of Article 23 of the Bylaws derives from the increase of the maximum number of members of the Remuneration Committee, in order to better support the tasks of the Body, which has the objective of proposing to the Board of Directors the policies and guidelines for the remuneration of the Company’s Statutory Managers, based on the performance targets established by the Board of Directors itself, submitting to it: a) policies and guidelines for the remuneration of the Statutory Officers, based on goals and performance of the Company as well as on the return to shareholders, by means of comparative analyses of previous periods remuneration policies and/or market parameters; b) individual and global remuneration policies, rewards, bonus, gratifications, participation in profits, stock options and complementary pension plans; c) recommendations of alternative remuneration plans for executives, which assure performance incentive, motivation and continuous corporate improvement; d) annual review and resizing of remuneration guidelines and general policy; e) proposal to change the terms of this Statue, whenever necessary.

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Legal and economic effects:

•      This amendment has no:

✓ legal effects, considering the changes in the number of positions in the Remuneration Committee only aims at offering better support to the Body’s attributions.

✓ economic effects, considering that the members of the Remuneration Committee do not receive any type of compensation, according to the Statute’s provisions

4.1.4  To standardize, in the Bylaws, the expression “financial statements”

a. Board of Directors’ proposal

“To standardize, in the Byalws, the expression “financial statements”.

b. Origin and justification for the statutory amendment proposed and comments on the legal and economic effects

Origin and justification for the amendment proposed

The amendment aims at standardizing the expression “financial statements” in the Bylaws.

Legal and economic effects:

There are no legal or economic effects with regard to this proposal.

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In compliance with the provision of item I of Article 11 of CVM Rule #481, as of 12.17.2009, the statutory changes derived from items 4.1.1 to 4.1.4 are part of the compared version of the Bylaws (Exhibit III) of this manual.

4.2. Annual Shareholders’ Meeting to be held at 5 p.m.

4.2.1 Management Report, Fiscal Council’s Opinion, Independent Auditors’ Report, Summary of the Audit Committee’s Report and the Financial Statements related to the fiscal year ended December 31, 2010.

The Management accounts are explained by the Management Report and the Financial Statements, which were prepared by the Board of Executive Officers and approved by the Board of Directors, with the favorable opinion of the Company’s Fiscal Council, and deems adequate to be submitted to shareholders.

The information in the Management Report is financial and non-financial, in addition to statistical and operating information, as well as that related to employees, social responsibility and corporate governance, among others.

The Financial Statements show the Company’s economic and financial condition and the changes in shareholders’ equity occurred in the fiscal year under consideration. In addition to the analysis of this data, it is possible to evaluate the Company’s equity condition, the liquidity indexes and the profitability and indebtedness levels.

The Notes are an integral part of the Financial Statements and have as purpose to complement them, assisting their analysis and understanding, in addition to being a legal imposition to publicly-held companies, stressing, among others, the following aspects: investments in other companies, when relevant; prior years adjustments; interest rate; maturity dates and guarantees of long-term liabilities; and events subsequent to the year’s closing date with effects on the Company’s financial condition and future results.

All accounting statements were also examined by the Bank’s independent auditors, PricewaterhouseCoopers Auditores Independentes, and will be published in the official newspapers adopted by the Company, on February 16, 2011, including, in compliance with Article 249 of Law #6,404/76, the Consolidated Financial Statements, comprising Foreign Branches and subsidiaries and jointly-controlled companies, directly and indirectly, in Brazil and Abroad.

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It is necessary to mention that the Company’s financial statements were prepared pursuant to the accounting practices issued by the corporate law and supplementary rules issued by CVM – the Securities and Exchange Commission of Brazil.

The Company recommends its shareholders to examine in details the documents made available by the Management, in order to evaluate and resolve on the Management accounts.

Independent Auditors’ Report

“To the Board of Directors

Banco Bradesco S.A.

We have audited the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheet as of December 31, 2010 and the related consolidated statements of income, of changes in stockholders' equity and of cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for designing, implementing and maintaining internal control relevant to the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

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Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with approved Brazilian auditing standards and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Bank's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of Banco Bradesco S.A. and subsidiaries. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at December 31, 2010, the results of their operations and their cash flows for the year then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

Other matters

Additional information

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In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries as of December 31, 2010 and September 30, 2010, on which we issued reports without exceptions dated January 28, 2011 and October 26, 2010, respectively, we carried out a review of the consolidated balance sheet of Banco Bradesco S.A. and its subsidiaries as of September 30, 2010 and of the consolidated statements of income, of cash flows and of value added, for the quarters ended December 31 and September 30, 2010, which are presented by management to provide additional information on Banco Bradesco S.A. and its subsidiaries. This additional information is not an integral part of the statutory financial statements, since its presentation is not required in accordance with accounting practices adopted in Brazil.

Statement of value added

We have also audited the statement of value added (DVA) for the year ended December 31, 2010. This statement was subjected to the same audit procedures described above and, in our opinion, is presented fairly in all material respects in relation to the financial statements taken as a whole.

São Paulo, January 28, 2011

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Luís Carlos Matias Ramos

Contador CRC 1SP171564/O-1”

Fiscal Council’s Opinion

“The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Financial Statements related to the fiscal year ended December 31, 2010, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371 as of June 27, 2002, CMN Resolution 3,059 as of December 20, 2002, and Bacen Circular Letter 3,171 as of December 30, 2002, and in view of the unqualified report prepared by PricewaterhouseCoopers Auditores Independentes, are of the opinion that the aforementioned documents, based on the Brazilian accounting practices adopted and applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position. The members also recommend that the Annual Shareholders’ Meeting approve the documents in question.

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Cidade de Deus, Osasco, SP, January 28, 2011

Nelson Lopes de Oliveira

Domingos Aparecido Maia

Ricardo Abecassis Espírito Santo Silva.”

Summary of the Audit Committee

“Corporate Governance and Related Responsibilities

The Board of Directors of Banco Bradesco S.A. opted for a single Audit Committee for all the companies comprising the Financial Conglomerate, including Grupo Bradesco de Seguros e Previdência (Insurance Group).

The Management is in charge of defining and implementing managerial information systems to prepare the financial statements of the companies composing Bradesco Organization, pursuant to the corporate legislation, accounting principles adopted in Brazil, the rules of the National Monetary Council, the Brazilian Central Bank, the Securities and Exchange Commission of Brazil - CVM, National Private Insurance Board - CNSP, the Insurance Superintendence - Susep and the National Agency for Supplementary Healthcare - ANS.

The Management is also responsible for processes, policies and internal control procedures that ensure the protection of assets, the appropriate recognition of liabilities and the management of risk operations of Bradesco Organization.

The Independent Audit is in charge of examining the financial statements and issuing an opinion about their compliance with the accounting principles. Additionally, as a result of its works for the purpose of issuing the aforementioned opinion, it also advises on accounting procedures and internal controls, without prejudice to other reports to be prepared, such as limited reviews of the quarterly information to be delivered to the Brazilian Central Bank and CVM.

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It is incumbent upon the Internal Audit (General Inspectorate Department) to check the quality of Bradesco Organization’s internal control systems and the regularity of policies and procedures established by the Management, including those adopted in the preparation of financial reports.

It is incumbent upon the Audit Committee to assess the quality and the effectiveness of the Internal and Independent Audits, the effectiveness and the sufficiency of Bradesco Organization’s internal control systems and to analyze the financial statements, providing the relevant recommendations when applicable.

Among the Audit Committee’s duties are also those required by the U.S. Sarbanes-Oxley Act for companies registered with the U.S. Securities and Exchange Commission and quoted on the New York Stock Exchange.

The Audit Committee’s charter is available on the website www.bradesco.com.br, in the Corporate Governance area.

Activities in 2010

The Audit Committee attended 183 meetings with business, risk control and management areas, and with internal and independent auditors, checking the information considered relevant or critical through the referencing of different sources.

The Audit Committee’s work schedule for 2010 was focused on the main processes and products referring to Bradesco Organization’s activities. Among the most relevant aspects, we point out:

•           process of preparing and disclosing financial reports to shareholders and external users, which contain accounting and financial information and information on the effects of amendments to accounting standards, in accordance with Law #11,638/2007 and related legislation;

•           the market, credit and operating risk management and control systems, preparation for the use of internal models in line with the conditions set forth by the New Basel Capital Accord (Basel II) and Brazilian Central Bank’s rules about the issue, with emphasis on monitoring the application for authorization to the use of internal market risk models. The Notebook, in accordance with Circular Letter 3,478/2009, was registered with the Brazilian Central Bank, at the beginning of the deadlines, on June 30, 2010;

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•           the improvement of internal controls systems deriving from projects in the IT and Risk Management areas; and

•           migration of Bradesco’s card base to Fidelity Processadora e Serviços S.A.

Internal Controls Systems

Based on the work program and agenda established for 2010, the Audit Committee informed on the main processes within the Organization, evaluating their quality and management commitment to their continuous improvement.

As a result of meetings with Bradesco Organization’s areas, the Audit Committee had the opportunity to suggest manners in which to improve the processes to the Board of Directors, as well as to monitor the implementation of improvement suggestions identified in the audit process and discussions with business areas.

Based on the information and remarks collected, the Audit Committee hereby deems the internal control system of Bradesco Organization as suitable to the size and complexity of its businesses and structured so as to ensure the efficiency of its operations, the financial report generating systems, as well as compliance with internal and external rules, to which all transactions are subject.

Independent Audit

The planning of the independent audit for 2010 was discussed with PricewaterhouseCoopers Auditores Independentes (PwC) and, throughout the year, the audit teams responsible for services presented their results and main conclusions to the Audit Committee.

The material issues pointed out in the report about the study and the evaluation of accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee, which requested the monitoring of the implementations and improvements in the areas in charge.

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Based on the planning submitted by auditors and on the subsequent discussions about results, the Committee considered that the works developed by the teams were adequate to the Organization’s businesses.

Internal Audit

The Committee requested that the Internal Audit consider several works in line with issues covered by the Committee’s agenda in its planning for 2010.

Throughout 2010, the teams in charge of executing planned works reported and discussed with the Audit Committee the main conclusions on process and inherent risks.

Based on discussions regarding the planning of the Internal Audit, focused on risks, processes and the presentation of the results thereof, the Audit Committee found that the Premises in question had adequately met the demands of Committee members, thereby enabling them to form an opinion regarding the issues at hand.

Consolidated Financial Statements

In 2010, the Committee held meetings with the General Accounting, Planning, Budget, Control and Internal Audit departments to examine the monthly, quarterly, half-yearly and annual financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, notes to the financial statements and financial reports published with the consolidated financial statements.

Bradesco’s accounting policies were also considered in the preparation of financial statements, as well as compliance with accounting practices adopted in Brazil, applicable to institutions that the Brazilian Central Bank authorizes to operate as well as with the applicable laws.

Prior to the disclosures of the Quarterly Financial Information (IFTs), the half-yearly and annual balance sheets, the Committee held private meetings with PwC to assess the aspects of independence and control environment when producing the figures to be disclosed.

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Based on aforementioned reviews and discussions, the Audit Committee recommends that the Board of Directors approves the audited financial statements related to the year ended on December 31, 2010.

Cidade de Deus, Osasco, January ,

Carlos Alberto Rodrigues Guilherme (Coordinator)

José Lucas Ferreira de Melo

Romulo Nagib LAsmar

Osvaldo Watanabe”

Considering the comments on the Company’s Financial Statements, presented in the Independent Auditors’ Report, in the Fiscal Council’s Opinion and in the Summary of the Audit Committee’s Report, the Management recommends the matter be approved.

4.2.2   Allocation of Net Income of 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid

a.    Board of Directors’ proposal

“The Board of Directors of Banco Bradesco S.A. submits, to examination and resolution, proposal for the net income Allocation for the year 2010 and ratification of the amount of interest on shareholders’ equity and dividends paid and to be paid, as follows:

Taking into account that the Company obtained during the year ended on December 31, 2010 the Net Income of R$10,021,672,680.96, we propose:

a.  to allocate as follows: R$501,083,634.05 to the “Profit Reserves – Legal Reserve”; R$6,151,845,760.08 to the “Profit Reserves – Statutory Reserve”; and R$3,368,743,286.83  for the payment of Interest on Shareholders’ Equity and Dividends, of which R$1,147,643,286.83 have already been paid and R$2,221,100,000.00 will be paid on February 18, 2011; and

b.  the ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid, in the amount of R$3,368,743,286.83, taking into account that a new distribution of interest on shareholders’ equity/dividends related to the year 2010 will not be proposed to the Shareholders’ Meeting, due to the fact that they have already been previously declared.”

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Fiscal Council’s Opinion

Full transcript of the Fiscal Council’s Opinion recorded at the Fiscal Council Special Meeting, held on February 8, 2011, “Fiscal Council’s Opinion - Banco Bradesco S.A. - The undersigned members of the Fiscal Council of Banco Bradesco S.A., according to the provisions of Item III of Article 163 of Law #6,404/76, after examining the Board of Directors’ Proposal registered at the Special Meeting #1,735, of that Body, held on this date, opine that it should be approved by the Company’s shareholders at the Annual Shareholders’ Meeting to be held on March 10, 2011, at 5 p.m., as follows: “Taking into account that the Company obtained during the year ended on December 31, 2010 the Net Income of R$10,021,672,680.96, we propose: a) to allocate as follows: R$501,083,634.05 to the “Profit Reserves – Legal Reserve”; R$6,151,845,760.08 to the “Profit Reserves – Statutory Reserve”; and R$3,368,743,286.83  for the payment of Interest on Shareholders’ Equity and Dividends, of which R$1,147,643,286.83 have already been paid and R$2,221,100,000.00 will be paid on February 18, 2011; b) the ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid, in the amount of R$3,368,743,286.83, taking into account that a new distribution of interest on shareholders’ equity/dividends related to the year 2010 will not be proposed to the Shareholders’ Meeting, due to the fact that they have already been previously declared. Cidade de Deus, Osasco, SP, February 8, 2011. Fiscal Council’s Members - Nelson Lopes de Oliveira, Domingos Aparecido Maia and Ricardo Abecassis Espírito Santo Silva.”.

b. Information pursuant Attachment 9-1-II od CVM Rule #481, as of 12.17.2009

Pursuant to Article 192 of Law #6,404/76, together with the year’s financial statements, the company’s management bodies shall present to the Annual Shareholders’ Meeting, pursuant to the provisions of Articles 193 to 203 and the Bylaws, a proposal for allocation of net income for the year.

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Below, we present the comparative table containing the Company’s Management’s proposal for allocation of Net Income and ratification of the distribution of the amount of interest on shareholders’ equity and dividends already paid and to be paid for 2010, as well as the allocations for the 3 (three) previous years:

In R$ thousands

Description	Proposal 2010	Destinations			Obs.
		2009	2008	2007
Net Income for the Year	10,021,673	8,012,282	7,620,238	8,009,724
Legal Reserve	501,084	400,614	(*) 376,051	400,486	(a)
Statutory Reserves	6,151,846	4,893,586	4,452,492	4,786,442	(b)
Interest on Shareholders’ Equity	2,464,538	2,133,269	1,956,591	1,585,618	(c)
Dividends	904,205	584,813	735,885	1,237,178	(d)

(*) (7,620,238 – 99,219)*5%, in which R$7,620,238 thousand correspond to the Net Income and          R$99,219 thousand refer to the adjust to previous periods referring to Law #11,638/07. Further information, see Note 35d regarding the Financial Statements of year 2008 available on Bradesco’s Investor Relations website.

(a)   Legal Reserve

The allocation of a portion of net income to legal reserve is established in Article 193 of Law #6,404/76 and has the purpose of ensuring the integrity of the capital stock, and may be used only for offsetting losses or increase capital.

Out of the net income for the year, 5% (five percent) will be allocated, before any other allocation, to the recording of legal reserve, which shall not exceed 20% (twenty percent) of the capital stock.

Legal reserve may not be recorded in the fiscal year when the balance of such reserve, added by the amount related to capital reserves addressed by Paragraph 1 of Article 182, exceeds 30% (thirty percent) of the capital stock.

(b)            Statutory Reserves

The Article 194 of Law #6,404/76 regulates the creation of statutory reserves. According to this legal provision, the company’s Bylaws may create reserves provided that, for each one, it:

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-          indicates its purpose in a accurate and complete manner;

-          establishes the criteria to determine the annual portion of net income that will be allocated to its recording; and

-          establishes the reserve’s maximum limit.

Pursuant to the legislation, Article 31 of the Bylaws sets forth that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at Shareholders’ Meeting, and 100% (one hundred percent) may be allocated  to the Profit Reserves – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s active operations, up to the limit of 95% (ninety-five percent) of the amount of the paid up capital stock.

In the event the Board of Executive Officers’ proposal for allocation of the net income for the fiscal year includes payment of dividends and/or interest on shareholders’ equity in an amount above the mandatory dividends established in Article 30, item III, of the Bylaws, and/or profit retention pursuant to Article 196 of Law #6,404/76, the net income balance for the purposes of recording of this reserve shall be determined after these allocations are fully deducted.

(c)   and (d) Interest on Shareholders’ Equity and Dividends

Preferred shares have no voting rights, but are entitled to all rights and advantages given to common shares and, in compliance with the Company’s Bylaws, have priority for capital reimbursement and an additional 10% (ten percent) of interest on shareholders’ equity and/or dividends, pursuant to the provisions of paragraph 1, item II, of Article 17 of Law #6,404/76, with the new wording in Law #10,303/01.

According to the Company’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends, which together correspond to at least 30% of the net income for the year, adjusted in accordance with the Brazilian Corporation Law.

The interest on shareholders’ equity is calculated based on shareholders’ equity accounts and limited to the variation of the long-term interest rate (TJLP), subject to the existence of profits calculated before the deduction hereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice the amount of such interest.

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Bradesco’s capital remuneration policy aims to distribute the interest on shareholders’ equity, at the maximum amount calculated pursuant to prevailing laws, which is included, net of Withholding Income Tax, in the calculation of mandatory dividends for the year provided for in the Company’s Bylaws. We clarify that the interest on shareholders’ equity and dividends declared by Bradesco are not updated.

The monthly Dividends, paid to shareholders in advance, in conformity to the System for Monthly Payment to Shareholders, in the amount of R$ 0.013219250 per common shares, and R$ 0.014541175 per preferred shares, did not change during 2010, since the last increase that took place at the Board of Directors’ Meeting of  January 20, 2009.

At a Special Shareholders’ Meeting held on June 10, 2010, the capital stock increase by R$2,000,000 thousand, from R$26,500,000 thousand to R$28,500,000 thousand was resolved. Capital was increased by means of the capitalization of part of the balance of "Profit Reserves - Statutory Reserves" account, as set forth in Article 169 of Law #6,404/76, with a 10% stock bonus, upon the issue of 342,040,948 new nominative, book-entry shares with no par value, out of which 171,020,483 are common shares and 171,020,465 are preferred shares, attributed free of charge to shareholders as bonuses at the ratio of one (1) new share to each ten (10) shares of the type of shares they hold, benefitting shareholders registered as such in the Bank’s records on July 13, 2010.

At a meeting of the Board of Directors held on June 28, 2010 it was approved the Board of Executive Officers’ proposal for the payment to shareholders of intermediary interest on shareholders’ equity related to the first half 2010, in the amount of R$ 0.155520588 (R$ 0.1321925 net of 15% Withholding Income Tax) per common shares and R$ 0.171072647 (R$ 0.14541175 net of 15% Withholding Income Tax) per preferred shares, whose payment was made on July 19, 2010.

At a meeting of the Board of Directors held on December 6, 2010, it was approved the Board of Executive Officers’ proposal for the payment to shareholders of complementary interest on shareholders’ equity related to year 2010, in the amount of R$ 1,906 million, out of which R$0.482461664 (R$0.410092414 -  net of 15% Withholding Income Tax) per common share and R$0.530707830 (R$0.451101656 net of 15% Withholding Income Tax) per preferred share, whose payment will be made on February 18,  2011.

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At a meeting of the Board of Executive Officers held on January 31, 2011, it was resolved to submit to the Board of Directors, at a meeting to be held on February 11, 2011, a proposal for the payment to the Company’s shareholders, as complement to the interest on shareholders’ equity and dividends related to year 2010, in the amount of R$ 315,100 thousand, out of which R$0.079771188 per common share and R$0.087748307 per preferred share, benefiting the shareholders that are registered in the Company’s records on February 11, 2011. The shares will be traded "ex-right" on dividends as from February 14, 2011. In case the proposal is approved, the payment will be made on February 18, 2011, by the declared amount, with no Withholding Income Tax.

On the tables below, we demonstrate the Interest on Shareholders’ Equity and Dividends paid and provisioned related to the year 2010, to be ratified at the Annual Shareholders’ Meeting as of March 10, 2011, as well as we present the tables, as to compare, referring to the 3 (three) previous years (amounts in R$ thousands):

	Per share (gross)		Gross paid/provisioned amount	Withholding Income Tax (15%)	Net paid/provisioned amount
Year 2010	Common	Preferred
Complementary Interest on shareholders’ equity (to be paid on 2.18.2011)	0.482462	0.530708	1,906,000	285,900	1,620,100
Intermediary Interest on shareholders’ equity (paid on 7.19.2010)	0.155520	0.171072	558,538	83,781	474,757
Monthly Dividends (*)	0.158631	0.174494	589,105	-	589,105
Complementary Dividends (to be paid on 2.18.2011)	0.079771	0.087748	315,100	-	315,100
Total accrued on 12.31.2010	0.876384	0.964022	3,368,743	369,681	2,999,062

	Per share (gross)		Gross paid/provisioned amount	Withholding Income Tax (15%)	Net paid/provisioned amount
Year 2009	Common	Preferred
Complementary Interest on shareholders’ equity (to be paid on 3.9.2010)	0.499755	0.549731	1,632,000	244,800	1,387,200
Intermediary Interest on shareholders’ equity (paid on 7.20.2009)	0.155521	0.171073	501,269	75,190	426,079
Monthly Dividends (*)	0.157429	0.173172	507,818	-	507,818
Complementary Dividends (to be paid on 3.9.2010)	0.021439	0.023582	76,995	-	76,995
Total accrued on 12.31.2009	0.834144	0.917558	2,718,082	319,990	2,398,092

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	Per share (gross)		Gross paid/provisioned amount	Withholding Income Tax (15%)	Net paid/provisioned amount
Year 2008	Common	Preferred
Monthly Interest on shareholders’ equity (*)	0.036053	0.039658	114,598	17,190	97,408
Complementary Interest on shareholders’ equity (paid on 3.9.2009)	0.571482	0.628631	1,841,993	276,299	1,565,694
Monthly Dividends (*)	0.228333	0.251166	348,540	-	348,540
Intermediary Dividends (paid on 7.21.2008)	0.120175	0.132193	387,345	-	387,345
Total accrued on 12.31.2008	0.956043	1.051648	2,692,476	293,489	2,398,987

	Per share (gross)		Gross paid/provisioned amount	Withholding Income Tax (15%)	Net paid/provisioned amount
Year 2007	Common	Preferred
Monthly Interest on shareholders’ equity (*)	0.213038	0.234341	447,468	67,120	380,348
Complementary Interest on shareholders’ equity (paid on 3.17.2008)	0.536963	0.590659	1,138,150	170,723	967,427
Intermediary Dividends (paid on 7.23.2007)	0.153223	0.168545	321,978	-	321,978
Complementary dividends (paid on 3.17.2008)	0.401978	0.442176	850,000	-	850,000
Complementary Dividends (paid on 3.17.2008)	0.030760	0.033836	65,200	-	65,200
Total accrued on 12.31.2007	1.335962	1.469557	2,822,796	237,843	2,584,953

(*) The monthly interest/dividends were paid on the first business day following the day on which they were declared.

On the tables below, we demonstrate the calculation of Interest on Shareholders’ Equity and Dividends related to the year 2010, as well as we present, as to compare, referring to the 3 (three) previous years:

Year 2010	R$ thousand	% (1)
Net Income for the year	10,021,673
(-) Legal Reserve	(501,084)
Adjusted Calculation Basis	9,520,589
Interest on Shareholders’ Equity (gross) - paid and to pay	2,464,538
Withholding income tax on interest on shareholders’ equity	(369,681)
Interest on Shareholders’ Equity (net)	2,094,857
Paid and provisioned monthly Dividends	904,205
Interest on Shareholders’ Equity (net) and dividends accrued for 2010	2,999,062	31.50%
Interest on Shareholders’ Equity (net) and dividends accrued for 2009	2,398,092	31.51%

Year 2009	R$ thousand	% (1)
Net Income for the year	8,012,282
(-) Legal Reserve	(400,614)
Adjusted Calculation Basis	7,611,668
Interest on Shareholders’ Equity (gross) – paid and to pay	2,133,269
Withholding income tax on interest on shareholders’ equity	(319,990)
Interest on Shareholders’ Equity (net)	1,813,279
Paid and provisioned monthly dividends	584,813
Interest on Shareholders’ Equity (net) and Dividends accrued for 2009	2,398,092	31.51%
Interest on Shareholders’ Equity (net) and Dividends accrued for 2008	2,398,987	33.12%

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Year 2008	R$ thousand	% (1)
Net Income for the year	7,620,238
(-) Legal Reserve	(376,051)
Adjusted Calculation Basis	7,244,187
Interest on Shareholders’ Equity (gross)	1,956,591
Withholding income tax on interest on shareholders’ equity	(293,489)
Interest on Shareholders’ Equity (net)	1,663,102
Paid and provisioned monthly dividends	735,885
Interest on Shareholders’ Equity (net) and Dividends accrued for 2008	2,398,987	33.12%
Interest on Shareholders’ Equity (net) and Dividends accrued for 2007	2,584,953	31.50%

Year 2007	R$ thousand	% (1)
Adjusted Net Income for the year (Goodwill Amortization)	8,638,402
(-) Legal Reserve	(431,920)
Adjusted Calculation Basis	8,206,482
Interest on Shareholders’ Equity (gross)	1,585,618
Withholding income tax on interest on shareholders’ equity	(237,843)
Interest on Shareholders’ Equity (net)	1,347,775
Paid and provisioned monthly dividends	1,237,178
Interest on Shareholders’ Equity (net) and Dividends accrued for 2007	2,584,953	31.50%
Interest on Shareholders’ Equity (net) and Dividends accrued for 2006	1,929,385	31.51%

(1)   In relation to the Adjusted Calculation Basis

Management Vote Recommendation: APPROVE THE MATTER

4.2.3 Election of the members for the Board of Directors and Fiscal Council

a. Controlling Shareholders’ proposal

a. 1. Election of the Board of Directors’ Members

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Pursuant to Article 8 of the Company’s Bylaws, the Board of Directors comprises 6 (six) to 9 (nine) members, all serving a 1 (one) year term.

Considering the provisions of CVM Rules #165, of December 11, 1991, and #282, of June 26, 1998, in order to request the adoption of the multiple vote process for the election of the members of the Company’s Board of Directors, the petitioning Shareholders shall represent a minimum of five 5% (five percent) of the voting capital, provided they make said request in writing to the Company, at least 48 hours before the date of the Shareholders’ Meeting.

Voting by means of the multiple vote process shall be done by granting to each share the amount of votes as there are members of the Board of Directors to elect, and shareholder may cast all their votes in a single candidate or distribute them among several candidates. In this process, candidates shall be nominated and elected individually, with the respective names registered with the Presiding Board.

Related to the election of the Members of the Board of Directors, the aforementioned controlling shareholders propose to reelect the current members of the Board of Directors, Messrs: Lázaro de Mello Brandão, Brazilian, married, bank employee, Identity Card (RG) 1.110.377-2/SSP-SP, Individual Taxpayer’s ID (CPF) 004.637.528-72; Antônio Bornia, Brazilian, widower, bank employee, Identity Card (RG) 11.323.129/SSP-SP, Individual Taxpayer’s ID (CPF) 003.052.609-44; Mário da Silveira Teixeira Júnior, Brazilian, married, bank employee, Identity Card (RG) 3.076.007-0/SSP-SP, Individual Taxpayer’s ID (CPF) 113.119.598-15; João Aguiar Alvarez, Brazilian, married, agricultural engineer, Identity Card (RG) 6.239.718-7/SSP-SP, Individual Taxpayer’s ID (CPF) 029.533.938-11; Ms. Denise Aguiar Alvarez, Brazilian, amicably separated, educator, Identity Card (RG) 5.700.904-1/SSP-SP, Individual Taxpayer’s ID (CPF) 032.376.698-65; Messrs. Luiz Carlos Trabuco Cappi, Brazilian, married, bank employee, Identity Card (RG) 5.284.352/SSP-SP, Individual Taxpayer’s ID (CPF) 250.319.028/68, Carlos Alberto Rodrigues Guilherme, Brazilian, married, bank employee, Identity Card (RG) 6.448.545/SSP-SP, Individual Taxpayer’s ID (CPF) 021.698.868/34, all of them domiciled in Cidade de Deus, Vila Yara, city of Osasco, state of São Paulo, CEP 06029-900 and Mr. Ricardo Espírito Santo Silva Salgado, Portuguese, married, bank employee, Alien Registration Card (RNE) W473612-Z, issued by SE/DPMAF/DPF, Individual Taxpayer’s ID (CPF) 385.154.827-20, domiciled at Rua Pedra da Nau, 141, Cascais, Lisboa, Portugal; and to elect Mr. Milton Matsumoto, Brazilian, married, bank employee, Identity Card (RG) 29.516.917-5/SSP-SP, Individual Taxpayer’s ID (CPF) 081.225.550/04, domiciled in Cidade de Deus, Vila Yara, city of Osasco, state of São Paulo, CEP 06029-900. All the appointed members: 1)  will have the term of office until the 2012 Annual Shareholders’ Meeting, whose names will be submitted to the approval of the Central Bank of Brazil, upon which they will take office; 2) declared, under the legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction.

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The full content of the Internal Statute of the Board of Directors of Banco Bradesco S.A. can been viewed on www.bradesco.com.br, Corporate Governance section.

a.2. Election of the Fiscal Council’s Members

Pursuant to Article 2 of the Statute of the Fiscal Council and to Article 20 of the Company’s Bylaws, the Fiscal Council does not operate on a permanent basis and, when installed, shall comprise 3 (three) to 5 (five) sitting members and an equal number of alternate members, shareholders or not, all with terms valid until the first annual shareholders’ meeting being held after their election.

Among others, the Fiscal Council’s duties are: supervising management’s acts; analyzing, at least quarterly, the balance sheet and other financial statements prepared from time to time by the Company; examining the year’s financial statements and issuing an opinion on them; expressing an opinion on the management’s annual report.

It is worth highlighting that the position of a member of the Fiscal Council is untransferable; likewise, the powers and duties conferred upon said member by law may not be transferred to another body of the Company.

Only individuals, residing in the Brazil, may be elected for the Fiscal Council, and they should have a degree from a university or have held, for at least three years, the position of business Administrator or of a member of a Fiscal Council.

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In compliance with the provisions of letter “a”, Paragraph 4, of Article 161 of Law #6,404/76, preferred shareholders are entitled to appoint a sitting member and respective slternate. The minority shareholders shall have the same right, provided that they jointly represent ten 10% (per cent) or more of the voting shares.

Bradesco recommends that the shareholder, or group of shareholders, wishing to appoint a Sitting Member and respective Alternate for the Fiscal Council, attend the Annual Shareholders’ Meeting with the name, qualification and résumé of the candidate, complying with the same terms and conditions established for the election.

Pursuant to letter “b”, Paragraph 4 of Article 161 of Law #6,404/76, the controlling shareholders attending the Annual Shareholders’ Meeting may elect the majority of the members of the Fiscal Council and respective alternates. The other shareholders shall elect the other members and their alternates.

The Parent Companies propose that the Fiscal Council be installed, on a non-permanent basis, with term of office until the 2012 Annual Shareholders’ Meeting, and the controlling shareholders shall appoint, to comprise the Body, the highest number of members they are entitled to, pursuant to the legal provision aforementioned, contemplating, in this event, to reelect:

a)    as sitting members, Mr. Nelson Lopes de Oliveira, Brazilian, married, entrepreneur, Identity Card (RG) 3.962.261/SSP-SP, Individual Taxpayer’s ID (CPF) 036.974.608/20, domicilied at Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900; and Mr. Ricardo Abecassis Espírito Santo Silva, naturalized Brazilian, married, economist, Identity Card (RG) 53.783.536-2/SSP-SP, Individual Taxpayer’s ID (CPF) 692.405.237/15, domicilied at Avenida Brigadeiro Faria Lima, 3,729, 6o andar, São Paulo, SP, CEP 04538-905; and

b)    as alternates of the members above mentioned, respectively, Mr. Jorge Tadeu Pinto de Figueiredo, Brazilian, married, lawyer, Identity Card (RG) 5.546.755/SSP-SP, Individual Taxpayer’s ID (CPF) 399.738.328/68, and Mr. Renaud Roberto Teixeira, Brazilian, married, entrepreneur, Identity Card (RG) 3.022.895/SSP-SP, Individual Taxpayer’s ID (CPF) 057.180.078/53, both domicilied at Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900.

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The appointed Board Members’ term of office will be effective up to the 2012 Annual Shareholders’ Meeting and they will take office after their names are approved by the Central Bank of Brazil. They comply with the conditions set forth in Article 162 of Law #6,404/76, and they declared, under legal penalties, that they are not prevented from performing the management of a commercial company due to criminal conviction.

Preferred shareholders shall appoint, by separated vote, the other sitting member and his/her respective alternate.

The full content of the Internal Statuto of the Banco Bradesco S.A.’s Fiscal Council can be viewed on www.bradesco.com.br website – Corporate Governance – Shareholders.

4.2.4.    Management and Fiscal Council’s Compensation

a. Board of Directors’ proposal

Management’s Compensation

For the year 2011, we propose the global amount of up to R$250,000,000.00, for the Management’s compensation, and the amount of up to R$250,000,000.00 to support the Management’s Open Complementary Pension Plans, within the Pension Plan targeted at the Employees and the Management of Bradesco Organization.

These proposals are justified by the fact that the Managers have a wide experience and vast knowledge of the Company, due to the fact that most of them have developed their career at the Organization, as well as the need of retaining their talents in an increasingly competitive market.

The Compensation Committee will permanently assess the Bank’s performance and the fulfillment of objectives and budget, with a view to verifying if results justify the distribution of amounts mentioned above until the limits proposed herein.

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Pursuant to letter “n” of Article 9 of the Bylaws, the global compensation will be distributed, at a meeting of the Board of Directors, to its members and to the members of the Board of Executive Officers.

Fiscal Council’s Members’ Compensation

Pursuant to Paragraph 3, Article 162, of Law #6,404/76, the compensation of the members of the Fiscal Council shall be determined at the Shareholders’ Meeting in which they are elected and it cannot be lower, for each member in office, to 10% (ten percent) of the average compensation attributed to each Officer, without benefits, expense account and the Company’s profit sharing.

At the Annual Shareholders’ Meeting held on March 10, 2010, it was established a monthly amount of R$12,000.00 to each member.  For 2011, we propose the maintenance of the monthly  compensation  of  R$12,000.00  (twelve thousand reais)  to   each  Sitting Member of the Fiscal Council and the Alternate Members are remunerated only when they replace the Sitting Members, in the  cases  of  vacancy  ou  temporary  impediments.

b. Information pursuant to item 13 of the Reference Form of CVM Rule #480, as of 12.7.2009

13. Compensation of the Management

13.1. Description of the policy or compensation practice of the board of directors, of the statutory board of executive officers, of the fiscal council, of the statutory committees and of the audit, risk, financial and compensation committees

13.1.a. Objectives of the policy or practice of compensation

The compensation practices of the Company’s Senior Management aim to acknowledge the services rendered by these professionals, encouraging them to seek for solutions, targeting customer satisfaction, business growth and shareholders’ return.

13.1.b. Composition of Compensation, appointing:

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13.1.b.i. description of the compensation elements and objectives of each one of them

The compensation is comprised of monthly salary, intended to repay each member for their contribution to the continuity and development of the organizational activities under their responsibility, as well as occasional bonuses, in recognition of their contribution of each one of them to achieve results and Bradesco Organization’s performance.

13.1.b.ii. the proportion of each component in the total compensation

The monthly compensation of the Management is 100% of fees. Occasionally, bonuses are paid according to the evaluation of the organizational results achieved.

The composition of the monthly compensation of the Members of the Audit Committee (with exception of one member that only receives compensation to participate in another Body of the Company) is 100% fees, which aims to reward the contribution of each member for acting on advising the Board of Directors in the performance of their attributions related to the follow up of the financial practices  adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members should have high technical qualification so as to exercise their position and at least one of them should have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including the regulatory bodies.

It is important to mention that the compensation of each member is proportional to the days they work in the Bradesco Organization during the week.

No member of the Board of Directors and of the Board of Executive Officers receives compensation to participate in the Committees, due to the fact that they receive compensation in the referred Board of Directors and Board of Executive Officers.

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13.1.b.iii. methodology for calculating and adjusting each component of the compensation

The maximum compensations for Banco Bradesco S.A.’s Management for the current year are established at the annual shareholders’ meetings.

The organizational structure counts on a specific Committee that deals with matters related to the compensation of the statutory Management (Remuneration Committee, a statutory body permanently installed). This Committee’s purpose is to propose to the Board of Directors compensation policies and guidelines for the Organization’s Statutory Management compensation, based on the performance targets set forth by the Board of Directors.

The Board of Directors examines the recommendations of this Committee and establishes the monthly salary to be paid to each member, as well as approves the occasional payment of bonuses, according to the Organization’s performance, respecting the limits established at the Annual Shareholders’ Meeting.

13.1.b.iv. reasons for composition of compensation

The Organization adopts the simplified model, which is composed of monthly salary and the occasional payment of bonuses, according to the evaluation of the Organization’s results and performance.

13.1.c. main performance indicators that are taken into account in determining each component of compensation

The indicators are based on individual and business area performance, the Organization’s performance and results, as well as on business growth.

13.1.d. how compensation is structured to reflect the evolution of performance indicators

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The model to evaluate the senior management’s performance is based on objectives and targets established for the period according to the corporate strategic planning.

The budget management and plans to improve the management model are references used for the multidimensional evaluation of the professionals responsible for supporting units, and the contributions are individually evaluated, with a financial focus and market expansion.

13.1.e. how the compensation policy or practice is in line with the issuer’s short, medium and long term interest

The compensation practices adopted by the Organization are in line with the interests of the Company, through the continuous maintenance of policies and guidelines carried out by the Remuneration Committee, whose analyses are primarily focused on return to shareholders.

13.1.f. existence of compensation supported by subsidiaries, controlled or direct or indirect controlling companies

Bradesco does not practice this type of compensation for the mentioned Bodies.

13.1.g. existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Bradesco does not practice this type of compensation.

13.2. Compensation recognized in the income of the fiscal years ended on 12.31.2009 and 12.31.2010 and the Company’s Board of Directors, Statutory Board of Executive Officers and Fiscal Council’s compensation provided for the current year

Total Compensation provided for the current Year 12.31.2011 – Annual Amount
Item	Board of Directors	Board of Executive Officers	Fiscal Council	Total
# of members	7.00	83.00	3.00	93.00
Annual fixed compensation
Fees	25,000,000.00	100,000,000.00	432,000.00	125,432,000.00
Direct and indirect benefits	0.00	0.00	0.00	0.00
Meetings Attendance	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Variable Compensation
Bonus	25,000,000.00	100,000,000.00	0.00	125,000,000.00
Participation in the results	0.00	0.00	0.00	0.00
Attendance at Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Post-job
Cessation of office	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
Total Compensation	50,000,000.00	200,000,000.00	432,000.00	250,432,000.00

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Total Compensation of the Year on 12.31.2010 – Annual Amounts
Item	Board of Directors	Board of Executive Officers	Fiscal Council	Total
# of members (*)	6.75	82.08	3.00	91.83
Annual fixed compensation
Fees	19,260,000.00	86,502,600.00	432,000.00	106,194,600.00
Direct and indirect benefits	0.00	0.00	0.00	0.00
Attendance at Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Variable Compensation
Bonus	12,740,000.00	51,497,400.00	0,00	64,237,400.00
Participation in the results	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Post-job
Cessation of office	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
Total Compensation	32,000,000.00	138,000,000.00	432,000.00	170,432,000.00

Total Compensation of the Year on 12.31.2009 – Annual Amounts
Item	Board of Directors	Board of Executive Officers	Fiscal Council	Total
# of members (*)	6.67	65.92	3.00	75.59
Annual fixed compensation
Fees	18,520,000.00	92,527,000.00	432,000.00	111,479,000.00
Direct and indirect benefits	0.00	0.00	0.00	0.00
Attendance at Committees	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Variable Compensation
Bonus (**)	0,00	252,000.00	0,00	252,000.00
Participation in the results	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Post-job
Cessation of office	0.00	0.00	0.00	0.00
Based on shares	0.00	0.00	0.00	0.00
Total Compensation	18,520,000.00	92,779,000.00	432,000.00	111,731,000.00

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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(*) Annual average

(**) See item 13.3.c.ii – “Maximum amount referring to eventual bonus set in for the year 2009”

13.3. Variable compensation regarding the years ended on December 31, 2009 and December 31, 2010 and variable compensation provided for the current year:

a. body

b. number of members

c.  in relation to bonus:

c.i. minimum amount set in the compensation plan:

Banco Bradesco S.A. does not set minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

c.ii. maximum amount set in the compensation plan

Maximum amount regarding eventual bonus set in for the current year:

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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Body	Number of Members	Maximum amount set in the Compensation Plan (R$)
Board of Directors	7	25,000,000.00
Board of Executive Officers	83	100,000,000.00
Total	90	125,000,000.00
Fiscal Council (*)	3	0.00

(*) the composition of the Fiscal Council’s Members’ monthly compensation is 100% fees.

Maximum amount referring to eventual bonus set in for the year

2010

Body	Number of Members	Maximum amount set in the Compensation Plan (R$)
Boad of Directors	7	11,000,000.00
Board of Executive Officers	82	49,000,000.00
Total	89	60,000,000.00
Fiscal Council (*)	3	0.00

(*) the composition of the Fiscal Council’s Members’ monthly compensation is 100% fees.

Maximum amount referring to eventual bonus set in for the year

2009

For fiscal year 2009 the amount of R$ 170,000,000.00 was approved, which should be used to pay monthly fees and eventual bonuses.

The amount effectively paid was R$ 111,299,000.00, and, of that amount, only R$ 252,000.00 were paid as a bonus, which corresponded to an extraordinary activity developed by  1(one) member of the Board of Executive Officers, and the rest was paid in fees.

The decision of the Management of not to pay bonuses was in accordance with the assessment of the global economic environment that was unstable and suggested measures of caution and prudence in order to preserve the Organization of the harmful effects of instability.

c.iii. amount set in the compensation plan, in case the objectives are met

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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Banco Bradesco S.A. does not establish an amount that is automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council. Any bonus payments are linked to the contribution of each member in carrying out results and performance achieved by the Organization.

c.iv. amount effectively paid in the results of 2010 and 2009

In 2010, the amount effectively paid was R$64,237,400.00 (see table of item 13.2).

In 2009, the amount effectively paid was R$ 252,000.00 (see item 13.3.c.ii)..

d. in relation to the participation in the result:

d.i. minimum amount set in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result as determined in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

d.ii. maximum amount set in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result as determined in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

d.iii. amount set in the compensation plan, in case the objectives are met

Banco Bradesco does not establish any amount corresponding to the participation in the result as determined in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

d.iv. amount effectively paid in the result of the last 3 years

Banco Bradesco does not pay any amount corresponding to the participation in the result for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.105.

13.4. Compensation plan based on shares held by the Board of Directors and Statutory Board of Directors

Banco Bradesco does not pay share-based compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.5. Number of shares or quotas held directly or indirectly, in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controlling shareholders, subsidiaries or under common control, by members of the Board of Directors, Statutory Board of Executive Officers and of the Fiscal Council of the Company, grouped by Body on 12.31.2010:

Body	Bradesco		BBD Participações		Bradespar
	Common	Preferred	Common	Preferred	Common	Preferred
Board of Directors	11,240,129	17,211,259	50,443,593	0	834,840	1,207,900
Board of Executive Officers	893,525	1,822,433	82,036,150	18,688,111	11,912	165,158
Fiscal Council	9,800	148,123	0	0	3,384	12,016

We inform that no shareholding held by members of the Board of Directors, statutory Board of Executive Officers and Fiscal Council was received through share-based compensation plans.

13.6. Board of Directors’ and Board of Executive Officers’ share-based compensation

Banco Bradesco does not pay share-based compensation for the Board of Directors, statutory Board of Executive Officers and Fiscal Council.

13.7. Information on options (open) held by the Board of Directors and statutory Board of Executive Officers

Banco Bradesco does not pay share-based compensation for the Board of Directors, statutory Board of Executive Officers and Fiscal Council.

13.8. Options exercised and shares delivered related to share-based compensation of the Board of Directors and statutory Board of Executive Officers

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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Banco Bradesco does not pay share-based compensation for the Board of Directors, statutory Board of Executive Officers and Fiscal Council.

13.9. Information necessary for understanding the data disclosed in items 13.6 to 13.8 - Method of pricing the value of shares and options

Banco Bradesco does not pay share-based compensation for the Board of Directors, statutory Board of Executive Officers and Fiscal Council.

13.10. Information on private pension plans granted to the members of the Board of Directors and statutory Board of Executive Officers

a. body

See table 13.10

b. number of members

See table 13.10

c.  name of the Plan

Plano II de Previdência Privada – PGBL

d. number of administrators that meet the conditions to retire

See table 13.10

e.  conditions for early retirement

In case the participant is older than 55 when he withdraws from the Organization, retired by the INSS, and has contributed to the Plan for at least 10 years or more, he may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.107.

f.   updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the administrators

See table 13.10

g. total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the administrators

See table 13.10

h.  if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after two years subsequent to the contributions made, in compliance with the rules that governing the matter.

Table 13.10

Body	Number of members		Item “i”	Item “ii”	Item “iii”
	Retired participants	Active participants
Board of Directors	5	2	-	56,534,429.00	32,000,000.00
Officers	21	61	-	214,230,352.78	137,999,425.63
Total	26	63	-	270,764,781.78	169,999,425.63

In relation to the current private pension plans granted to the members of the Board of Directors and Officers, we inform, the following:

                                                     I.          the number of administrators that meet the conditions to retire;

                                                    II.        the adjusted amount of the contributions accumulated in the pension plan up to the end of the year 2010, deducting the portion related to contributions directly made by the Administrators; and

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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                                                      III.      total accrued amount of contributions made during the year 2010, deducting the portion related to contributions directly made by the Administrators.

13.11. highest, lowest and the average individual compensation for the Board of Directors, statutory Board of Executive Officers and Fiscal Council:

	Statutory Board of Executive Officers	Board of Directors	Fiscal Council
	12.31.2010	12.31.2010	12.31.2010
Number of Members (*)	82.08	6.75	3.00
Highest Compensation (R$)	4,680,000.00	5,760,000.00	144,000.00
Lowest Compensation (R$)	540,000.00	2,880,000.00	144,000.00
Average Compensation (R$)	1,681,286.55	4,740,740.74	144,000.00

	Statutory Board of Executive Officers	Board of Directors	Fiscal Council
	12.31.2009	12.31.2009	12.31.2009
Number of Members(*)	65.92	6.67	3.00
Highest Compensation (R$)	3,120,000.00	3,840,000.00	144,000.00
Lowest Compensation (R$)	756,000.00	1,920,000.00	144,000.00
Average Compensation (R$)	1,407,448.42	2,776,611.69	144,000.00

(*) Annual average.

The variation of amounts from 2009 to 2010 derives from the item 13.3.c.ii - “Maximum amount referring to eventual bonus set in for the year 2009”

13.12. Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Banco Bradesco does not pay this type of compensation to the Board of Directors, statutory Board of Executive Officers and Fiscal Council.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.109.

13.13. Percentage in total compensation held by managers and members of the Fiscal Council that are related parties to the controlling shareholders

The percentage of the total compensation for each body recorded to Bradesco’s 2010 result referring  to the members of the Board of Directors and Board of Executive Officers that are related parties to the controlling shareholders, directly or indirectly, correspond to, respectively, 0.32% and 1.38%.

The percentage of the total compensation for each body recorded to Bradesco’s 2009 result referring  to the members of the Board of Directors and the Board of Executive Officers that are related parties to the controlling shareholders, directly or indirectly, correspond to, respectively, 0.23% and 1.16%.

13.14. Managers and Fiscal Council´s Member’s compensation, grouped by body, received for any reason other than the position they occupy

Banco Bradesco does not pay this type of compensation to the Board of Directors, statutory Board of Executive Officers and Fiscal Council.

13.15. Managers and Fiscal Council´s Member’s compensation recognized in the income of the controlling shareholders, direct or indirect, of companies under joint control and of the issuer’s subsidiaries

Managers and Fiscal Council´s Member of Banco Bradesco did not receive compensation from the direct or indirect controlling shareholders, from companies under joint control and from Banco Bradesco’s subsidiary.

13.16. Other relevant information

Year 2011

Amount set in at the Annual Shareholders’ Meeting for the 2011 Private Pension Plans

Body	Number of Members	Total Amount in R$
Board of Directors	7	50,000,000.00
Board of Executive Officers	83	200,000,000.00
Total	90	250,000,000.00

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.110.

5.  Other information on the Shareholders’ Meeting

5.1.  Multiple Vote Process

Pursuant to CVM Rule #165, of December 11, 1991, and CVM Rule #282 of June 26, 1998, to request the adoption of the multiple vote process for the election of the members of the Board of Directors, requesting shareholders shall represent a minimum of 5% of the Company’s voting capital.

As provided for in Paragraph 1 of Article 141 of Law #6,404/76, this right shall be exercised by shareholders within 48 (forty-eight) hours before the shareholders’ meeting, being the Presiding Board chairing the Meeting responsible for informing the shareholders in advance, in view of the “Attendance Book”, the number of votes necessary for electing each member of the Board of Directors.

5.2.  Quorum

Pursuant to Article 125 of Law #6,404/76, save the exceptions provided for by law, the Shareholders’ Meeting shall be instated, on first call, with the attendance of shareholders representing at least ¼ (one quarter) of the voting capital stock; and on second call, it shall be instated irrespective of the number of attending shareholders.

The Special Shareholders’ Meeting resolving on amendment to the Bylaws, pursuant to Article 135 of Law #6,404/76, shall be instated on first call, with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital stock; on second call, it shall be instated irrespective of the number of attending shareholders.

Article 136 of Law #6,404/76 lists the matters that must be approved by the shareholders that represent at least half the shares entitled to voting (qualified quorum).

The shareholders that are not entitled to voting can participate in the Shareholders’ Meeting and discuss the matters submitted to resolution.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.111.

5.3.   Voting Rights

According to the Brazilian legislation, only shareholders who hold common shares are entitled to voting rights in the Shareholders’ Meetings. Nevertheless, during the process of election of members for the Board of Directors and Fiscal Council, the shareholders holding preferred shares may elect their candidates, as set forth by the legislation, as follows:

Board of Directors – Pursuant to the provisions of Paragraph 4 of Article 141 of Law #6,404/76, the majority of holders of preferred shares that represent, at least, 10% of the capital stock may elect a member of the board of directors, in a separate voting process at the shareholders’ meeting, except the controlling shareholder. Only the shareholders that prove the uninterrupted ownership of shares required during the period of at least 3 (three) months  immediately preceding the shareholders’ meeting, may exercise their voting right.

Fiscal Council – Pursuant to letter “a” of Paragraph 4 of Article 161 of Law #6,404/76, the holders of preferred shares may elect, in a separate voting process at the shareholders’ meeting, 1 (one) member and his/her respective deputy. According to the CVM Instruction #324, as of 1.19.2000, the request to install the Fiscal Council might be done by the shareholders who represent, at least, 1% of the preferred shares.

5.4.  Guidelines for taking part in the Shareholders’ Meetings

5.4.1. Shareholders

The Company’s shareholders may take part in the Shareholders’ Meetings by attending the meetings at the place they are held and by casting their vote, according to the type of shares held by them (common and/or preferred) and the matters to be voted on.

Pursuant to the provisions in Article 126 of Law #6,404/76, shareholders shall attend the Shareholders’ Meeting providing, in addition to their identification document, a certificate of ownership of the Company’s shares, issued by the depositary and/or custodian financial institution, within 2 (two) business days before the date of the Shareholders’ Meeting.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.112.

Corporate shareholders, such as Companies and Investment Funds, shall be represented in accordance with their Bylaws, Articles of Incorporation or Charters, delivering the documents that evidence the good standing of the representation, having with them the Minutes of the election of Management, as the case may be, at the place and time indicated in item 5.4.2 below.

Before the Meetings are installed, shareholders shall sign the Attendance Book, which shall bear their name, nationality, place of residence, and the number and type of shares held thereby.

5.4.2. Attorneys-in-fact

Shareholders may also be represented by an attorney-in-fact appointed not more than one year before the date of the meeting, provided that he is a shareholder, manager of Banco Bradesco S.A., lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members, pursuant to Article 126, Paragraph 1, of Law #6,404/76, and the power of attorney shall mandatorily bear a notarized signature of the Grantor.

In order to help shareholders, the following Power of Attorney Samples, attached to this manual, may be used: Exhibit I – Power of Attorney Sample without Vote Recommendation and Exhibit II – Power of Attorney Sample with Vote Recommendation, in which cases the attorney-in-fact shall vote in strict compliance with the instructions contained in the respective powers of attorney. Shareholders may also grant powers of attorney different from those suggested herein, provided that they comply with the provisions of Law #6,404/76 and the Brazilian Civil Code.

When the shareholder is represented by an attorney-in-fact, the good standing of the power of attorney shall be verified before the beginning of the Shareholders’ Meeting. In order to speed up the process and facilitate the works in the Meetings, the certificate of ownership of the shares and the power of attorney may, at the shareholders’ discretion, be sent to the Company’s headquarters, preferably, within 2 (two) business days from the date of the Shareholders’ Meetings, at Banco Bradesco S.A. - Secretaria Geral - Área Societária - Cidade de Deus - 4o andar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may also be sent by email to governancacorp@bradesco.com.br, or by fax to (55 11) 3684-4630 or (55 11) 3683-2564.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.113.

Before being forwarded to the Company, the powers of attorney drawn up in foreign language shall be translated into Portuguese and their translation shall be registered at the Registry of Deeds and Documents.

Exhibit I

Sample of Power of Attorney without Vote Recommendation

By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATIOIN], Identity Card (RG) # ......................../[ISSUING BODY], Individual Taxpayer’s ID (CPF) #............................, with address at [FULL ADDRESS], appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card (RG) # ......................../[ISSUING BODY], Individual Taxpayer’s ID (CPF) #..........................., with address at [FULL ADDRESS], with specific powers to represent him/her, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Special and Annual Shareholders’ Meetings, to be held on March 10, 2011, at 4:30 and 5 p.m., at the headquarters, Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, exercising the voting right entitled to him/her as holder of shares issued by the aforementioned Bank, with powers to present proposals, examine, discuss and vote on any matter or issue submitted to resolution of the aforementioned Meetings, sign minutes, records, papers, terms and what else is needed for the good and faithful compliance with this power of attorney.

[City, State] .................  ...., 2011

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.114.

_______________________________

[Shareholder]

(Notarized signature)

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.115.

Exhibit II

Sample of Power of Attorney with Vote Recommendation

By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATIOIN], Identity Card (RG) # ......................../[ISSUING BODY], Individual Taxpayer’s ID (CPF) # ............................, with address at [FULL ADDRESS], appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY IN FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card (RG) #......................../[ISSUING BODY], Individual Taxpayer’s ID (CPF) #..........................., with address at [FULL ADDRESS], with specific powers to represent him/her, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Special and Annual Shareholders’ Meetings, to be held on March 10, 2011, at 4:30 and 5 p.m.., at the headquarters, Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, exercising the voting right entitled to him/her as holder of shares issued by the aforementioned Bank, with powers to examine, discuss and vote on the matters submitted to resolution of the aforementioned Meetings, sign minutes, records, papers, terms and what else is needed for the good and faithful compliance with this power of attorney, which will have to be exercised pursuant to the vote recommendation below. The Attorney-in-fact shall abstain from voting on any matter other than the aforementioned vote recommendation.

VOTE RECOMMENDATION (indicated with “x”)

Proposals of the Board of Directors to be Resolved at the Special Shareholders’ Meeting

1. To approve the Capital Stock increase resolved at the  217th Special Shareholders’ Meeting, held on December 17, 2010, in the amount of R$1,500,000,000.00, increasing it from R$28,500,000,000.00 to R$30,000,000,000.00, by means of the subscription of 62,344,140 new book-entry registered shares, with no par value, of which 31,172,072 are common shares and 31,172,068 are preferred shares.

Favor ( )	Against ( )	Abstention ( )

2. To increase the Capital Stock by the amount of R$100,000,000.00, increasing it to R$30,100,000,000.00 by capitalizing reserves, of which:  “Capital Reserve” – R$62,613,709.13;  and partially the balance of “Profit Reserve - Legal Reserve” account – R$37,386,290.87, without issuing shares, according to Paragraph 1 of Article 169 of Law # 6,404/76.

Favor ( )	Against ( )	Abstention ( )
3. To increase from 5 to 6 the maximum number of members of the Remuneration Committee, in order to better support the tasks of the Body.
Favor ( )	Against ( )	Abstention ( )
4. To standardize, in the Bylaws, the expression “financial statements”.
Favor ( )	Against ( )	Abstention ( )
5. To partially amend the Bylaws, in the “caput” of Article 6, due to the items “1” and “2”; in the “caput” of Article 23, due to item “3”; and item “l” of Article 9, because of item “4”.
Favor ( )	Against ( )	Abstention ( )

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.116.

Matters to be Resolved at the Annual Shareholders’ Meeting

1.To acknowledge the Management Report, the Fiscal Council’s Opinion, the Independent Auditors’ Report, and the Summary of the Audit Committee’s Report, as well as examine, discuss and vote on the Financial Statements related to the fiscal year ended December 31, 2010.

Favor ( )	Against ( )	Abstention ( )

2. To resolve on the Board of Directors’ proposal for the allocation of net income for the year 2010 and ratification of the distribution of interest on shareholders’ equity and dividends paid and to be paid.

Favor ( )	Against ( )	Abstention ( )

3. To resolve on the proposals of the Parent Companies to elect the Board of Directors and Fiscal Council’s members;

Pursuant to CVM Rules #165, of December 11, 1991, and #282, of June 26, 1998, a minimum percentage of a 5% (five percent) of the voting capital is mandatory for shareholders to require the adoption of the multiple vote process to elect the Board of Directors’ members.

Favor ( )	Against ( )	Abstention ( )
4. To resolve on Board of Directors’ proposals for the Management and Fiscal Council’s compensation.
Favor ( )	Against ( )	Abstention ( )

[City, State] ..................  ....., 2011

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.117.

_______________________________

[Shareholder]

(Notarized signature)

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.118.

Exhibit III

Bylaws containing the amendments arising from items 4.1.1 to 4.1.4

Current Wording	Proposed Wording
Section I - Organization, Duration and Headquarters	No amendments.
Article 1) Banco Bradesco S.A. is a publicly-held company, hereinafter referred to as the Company, and will be governed by the present Bylaws.	No amendments.
Article 2) The Company’s term of duration is undetermined.	No amendments.
Article 3) The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	No amendments.

Article 4) The Company may settle or close Branches in the country, at the discretion of the Board of Executive Officers, and abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board.

No amendments.
Section II - Corporate Purpose	No amendments.
Article 5) The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.	No amendments.
Section III - Capital Stock	No amendments.

Article 6)       The Capital Stock is R$28,500,000,000.00  (twenty eight billion, five hundred million reais), divided into 3,762,450,441 (three billion, seven hundred sixty two million, four hundred fifty thousand, four hundred forty one) book-entry, registered shares, with no par value, of which 1,881,225,318 (one billion, eight hundred eighty one million, two hundred twenty-five thousand, three hundred eighteen) are common shares and 1,881,225,123  (one billion, eight hundred eighty one million, two hundred twenty-five thousand, one hundred twenty-three) are preferred shares.

Article 6)       The Capital Stock is R$30,100,000,000.00  (thirty billion, one hundred million reais), divided into 3,824,794,581 (three billion, eight hundred twenty-four million, seven hundred ninety four thousand, five hundred eighty one) book-entry, registered shares, with no par value, of which 1,912,397,390 (one billion, nine hundred twelve million, three hundred ninety seven thousand, three hundred ninety) are common shares and 1,912,397,191  (one billion, nine hundred twelve million, three hundred ninety seven thousand, one hundred ninety one) are preferred shares.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.119.

Paragraph One - Common shares will provide to its holders the rights and privileges  provided  by  law. In the case In  the  case of a public offering, following an eventual sale of the Company’s control, common share that is not part of the controlling capital will have the right to receive 100% (one hundred per cent) of the price paid per common share held by the controllers.

No amendments.

Paragraph Two - Preferred shares will have no voting rights, but will entitle  their  holders to  the  following rights and privileges:

a)  priority in Capital Stock reimbursement, in the event of the Company’s liquidation;

b)  dividends 10% (ten per cent) higher than those attributed to common shares;

c)  inclusion in an eventual public offering resulting from the sale of the Company’s control, entitling their holders to receive a price equal to 80% (eighty per cent) of the price paid per common share that is part of the controlling capital.

No amendments.

Paragraph Three - In the event of a capital increase, at least 50% (fifty per cent) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.

No amendments.

Paragraph Four - The Company’s capital share is constituted of book-entry shares only, which will be kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates. The service cost of transfer of ownership of the said shares may be charged from the shareholders.

No amendments.
Paragraph Five - The following actions will not be permitted: a) conversion of common shares into preferred shares and vice versa; b) issue of participation certificates.	No amendments.

Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.

No amendments.
Section IV - Management	No amendments.
Article 7) The Company will be managed by a Board of Directors and a Board of Executive Officers.	No amendments.
Section V - Board of Directors	No amendments.

Article 8) The Board of Directors, whose term of office is of 1 (one) year, is constituted by 6 (six) to 9 (nine) members, who should vote for 1 (one) Chairman and 1 (one) Vice-Chairman among themselves.

No amendments.
Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.	No amendments.

Paragraph Two - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice-Chairman will take over. In the absence or temporary unavailability of the Vice-Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice-Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.

No amendments.

Paragraph Three - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.

No amendments.
Article 9) In addition to the duties set forth by law and by the present Bylaws, the Board's responsibilities and duties include the following:	No amendments.

a)  to ensure that the Board of Executive Officers is always rigorously capable to perform its duties;

b)  to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;

c)  to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and security of the Company;

d)  to establish the general guidelines of the Company’s business, as well as to deliberate upon the constitution and performance of Operational Portfolios;

e)  to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, the disposal and encumbrance of assets composing the Permanent Assets and non-permanent equity interest  of the Company and its direct and indirect subsidiaries, when referring to amount higher than 1% (one per cent) of their respective Shareholders’ Equity;

f)     to decide on trades involving shares issued by the Company, in accordance with Paragraph Six of Article 6;

g)  to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;

h)   to approve the payment of dividends and/or interest on shareholders’ equity  proposed by the Board of Executive Officers;

i)      to submit to Shareholders’ Meetings appreciation proposals aiming at  increasing or reducing the capital share, share grouping, bonuses  or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws;

j)      to deliberate upon associations, involving the Company or its Subsidiaries, including participation in shareholders’ agreements;

k)   to approve the monetary investment of resources resulting from fiscal incentives;

l)      to examine  and  deliberate upon budgets and financial statements submitted by the Board of Executive Officers;

m)             to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases;

n)   to apportion the remuneration of Managers, established by the Shareholders’ Meeting and to determine bonuses for board members, executive officers and employees, when it intends to give them;

o)  to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;

p)  to establish the remuneration of the Audit Committee members and of the Ombudsman;

q)  to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture.

No amendments. No amendments.
Sole Paragraph - The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as establish committees to deal with specific matters.	No amendments.

Article 10) The Chairman of the Board shall preside the meetings of this Body, as well as the Shareholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so.

No amendments.
Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other board members, in any of its meetings.	No amendments.
Article 11) The Board will quarterly meet and, whenever necessary, in special sessions convened by the Chairman, or by half of effective Board members. Minutes will be drawn up for every meeting.	No amendments.
Section VI - Board of Executive Officers	No amendments.

Article 12) The Company’s Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 58 (fifty-eight) to 107 (one hundred and seven) members, distributed in the following position categories: - Executive Officers: from 15 (fifteen) to 33 (thirty-three) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents; from 6 (six) to 15 (fifteen) Managing Officers; and from 3 (three) to 7 (seven) Deputy Officers – Department Officers: from 27 (twenty-seven) to 47 (forty-seven) members; - Officers: from 9 (nine) to 12 (twelve) members; and Regional Officers: from 7 (seven) to 15 (fifteen) members.

No amendments.

Paragraph One - At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointing among the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers, following the requirements of Articles 17, 18 and 19 of the present Corporate Bylaws.

No amendments.

Paragraph Two – The requirements provided for in Item II of Article  18  and “caput”  of Article 19,    related to Executive Officers, Department Officers, Officers and Regional Officers, respectively, may be exceptionally waived by the Board of Directors up to the limit of ¼ (one fourth) of each of these position categories, except in relation to the Officers appointed to the positions of Chief Executive Officer and Executive Vice President.

No amendments.

Article 13) The  Officers  of  the  Executive Board shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Offices may condescend and waive rights and acquire, sell and subject to an onus assets, with due regard to the provisions stated in item “e” of Article 9 of the present Bylaws.

No amendments.

Paragraph One - With due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least 2 (two) Officers, one of whom will be the Chief Executive Officer or Executive Vice-President.

No amendments.

Paragraph Two - The  Company may also be represented by at least 1 (one) Officer and 1 (one) attorney, or by  at  least 2 (two) especially constituted attorneys, jointly, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.

No amendments.
Paragraph Three – The Company may be also severally represented by any member of the Board of Executive Officers or by attorney with specific powers, in the following cases:	No amendments.

a)  powers of attorney with "ad judicia" clause, assumption in which the power of attorney may have an indeterminate duration and may be empowered;

b)  receive judicial or extrajudicial summons or services of process;

c)  participation in biddings;

d)  representation in General Meetings of Shareholders or Quotaholders of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company;

e)  representation in public agencies and authorities, provided that this does not imply the assumption of responsibilities and/or liabilities by the Company;

f)     in “legal testimonies”.

No amendments.
Paragraph Four - Department Directors and Directors are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.	No amendments.
Article 14) In addition to the normal duties conferred upon them by law and by the present Bylaws, each member of the Board of Executive Officers will have the following responsibilities:	No amendments.

a)   the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, besides supervising and coordinating the action of its members;

b)   Executive Vice-Presidents shall collaborate with the Chief Executive Officer in the performance of his duties;

c)   Managing Directors shall perform the duties assigned to them and report to the Chief Executive Officer and Executive Vice-Presidents;

d)     Deputy Officers shall perform the duties assigned to them by the Executive Vice-Presidents and Managing Officers;

e)   Department Directors shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers;

f)      Directors shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them, reporting to the Board of Executive Officers.

No amendments.

Article 15)     The Executive Officers will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer, or further, by half of other Executive Officers.

No amendments.

Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.

No amendments.

Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position of Officer of this Company concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors.

No amendments.
Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date:	No amendments.
I. be under 65 (sixty-five) years old; II. belong to the staff of employees or officers of the Company or of its subsidiaries for more than 10 (ten) years, with no interruptions.	No amendments.
Article 19) To hold the position of Department Director or Director, the candidate must be an employee or officer of the Company or of its subsidiaries and on the election date must:	No amendments.
I. Department Director - be under 62 (sixty-two) years old; II. Director - be under 60 (sixty) years old.	No amendments.
Section VII - Fiscal Council	No amendments.
Article 20) The Fiscal Council, a non-permanent body, will be constituted by 3 (three) to 5 (five) effective members, when installed, and an equal number of substitutes.	No amendments.
Section VIII - Audit Committee	No amendments.

Article 21)  The  Company will have an Audit Committee constituted by 3 (three) to 5 (five) members, with a 1 (one) year term of office, to be nominated and dismissed by the Board of Directors. One of the Committee members should be appointed as Coordinator.

No amendments.
Sole Paragraph - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:	No amendments.

a)  to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement;

b)  to review financial statements including foot notes, management reports and independent auditors’ report, prior to their disclosure to the market;

c)  to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes;

d)  to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as to recommend to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

e)  to establish and announce the procedures for the acceptance and treatment of information related to the noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of procedures to protect the provider and the confidentiality of the information;

f)     to recommend to the Board of Executive Officers corrections or improvements in policies, practices and procedures included in its attributions;

g)  to hold meetings, at least on a quarterly basis, with the Company’s Board of Executive Officers and internal and external auditors;

h)   to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all meetings shall be drawn up;

i)      to establish operating rules for its functioning;

j)      to meet with the Fiscal Council and the Board of Directors, upon their request to discuss policies, practices and procedures identified under the scope of their respective incumbencies.

No amendments.
Section IX - Compliance and Internal Control Committee	No amendments.

Article 22) The Company will have a Compliance and Internal Control Committee constituted by up to 12 (twelve) members, to be nominated and dismissed by the Board of Directors, having a 1 (one) year term of office. One of the Committee members should be appointed as Coordinator.

No amendments.

Sole Paragraph - The Committee’s main objective will be to assist the Board of Directors in its attributions related to the adoption of strategies, policies and measures focused on the diffusion of internal control culture, risk mitigation and conformity to rules applicable to the Bradesco Organization.

No amendments.
Section X - Remuneration Committee	No amendments.

Article 23) The Company will have a Remuneration Committee constituted by 3 (three) to 5 (five) members, to be nominated among the members of the Board of Directors, having a 1 (one) year term of office. One of the Committee members should be appointed as Coordinator.

Article 23) The Company will have a Remuneration Committee constituted by 3 (three) to 6 (six) members, to be nominated among the members of the Board of Directors, having a 1 (one) year term of office. One of the Committee members should be appointed as Coordinator.

Sole Paragraph - The Committee’s objective will be to propose to the Company’s Board of Directors  policies  and guidelines for the remuneration of its Statutory Officers, based on the performance goals established by the Board.

No amendments.
Section XI - The Ethical Conduct Committee	No amendments.

Article 24)   The Company will have an Ethical Conduct Committee comprised of up to 16 (sixteen) members, appointed and dismissed by the Board of Directors, with a term of office of 1 (one) year, and one of them must be appointed as Coordinator.

No amendments.

Sole Paragraph - The Committee will have as purpose to propose initiatives as to the dissemination and compliance with Bradesco Organization’s Codes of Ethical Conduct, both corporate and by sector, in order to ensure their efficiency and effectiveness.

No amendments.
Section XII – Risks and Capital Allocation Integrated Management Committee	No amendments.

Article 25) The company shall have a Risks and Capital Allocation Integrated  Management Committee, composed of up to 19 (nineteen) members, being one of them appointed as Coordinator, appointed and dismissed by the Board of Directors, for a 1 (one) year term of office.

No amendments.

Sole Paragraph – The Committee shall have the objective of assisting the Board of Directors in the performance of its attributions related to the approval of institutional policies and operating guidelines and to the establishment of limits of risk exposition, with a view to reach their effective management in the scope of Bradesco Organization, herein understood the economic and financial consolidated results.

No amendments.
Section XIII - Ombudsman	No amendments.

Article 26)      The Company shall have an Ombudsman which shall operate on behalf of all the Institutions composing the Bradesco Organization, authorized to operate by the Central Bank of Brazil, composed of 1 (one) Ombudsman, appointed and dismissed by the Board of Directors, with 1 (one) year term of office.

No amendments.
Paragraph One – The Ombudsman’s duty shall be the following:	No amendments.

a)  to ensure the strict observance to the legal and regulatory rules related to the consumer rights and work as a channel of communication among the Institutions provided for by “caput” of this Article, clients and users of products and services, including in the intervention in conflicts;

b)  to receive, register, guide, analyze and provide formal and proper treatment to complaints of clients and users of products and services of the Institutions provided for in “caput” of this Article, not solved by usual services provided by branches or any other service branches;

c)  to provide the necessary clarifications and to inform the claimants about the progress of their demands and the measures adopted;

d)  to inform the claimants about the term estimated for final answer, which may not exceed fifteen days;

e)  to forward a conclusive answer to claimants’ demand until the term informed in letter “d”;

f)     to propose corrective measures to the Board of Directors, or improvement of procedures and routines, in view of the analysis of complaints received;

g)  to prepare and forward to the Board of Directors, to the Audit Committee and to the Internal Audit, at the end of each half-year period, a quantitative and qualitative report about the Ombudsman performance, containing propositions referred to by “f”, when existing.

No amendments.
Paragraph Two – The Company:	No amendments.

a)   will maintain adequate conditions for the operation of the Ombudsman, as well as, so that its performance is guided by transparency, independence, impartiality and exemption;

b)   will ensure the Ombudsman access to information necessary to prepare adequate answer to complaints received, with total administrative support, and may request information and documents for the performance of its activities.

No amendments.
Section XIV - Shareholders’ Meetings	No amendments.
Article 27) General and Special Shareholders’ Meetings will be:	No amendments.

a)  called by sending to the shareholders a minimum 15 (fifteen)-day notice;

b)  presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more shareholders to act as Secretaries.

No amendments.
Section XV - Fiscal Year and Income Distribution	No amendments.
Article 28) The fiscal year coincides with the civil year, ending on December 31.	No amendments.

Article 29) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.

No amendments.
Article 30) The Net Income, as defined in Article 191 of the Law # 6,404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:	No amendments.

   I.     constitution of the Legal Reserve;

 II.     constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law # 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the  Shareholders’ Meeting;

III.     payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on shareholders’ equity referred to in paragraphs two and three of this article, given that they are declared, guarantee to the  shareholders, at every fiscal year, as a  mandatory minimum dividend, 30% (thirty per cent) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law # 6,404/76.

No amendments.

Paragraph One - The Board of Executive Officers, subject to the approval  of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

No amendments.

Paragraph Two - The  Board of Executive Officers may, also, subject to  the   approval   of   the  Board,   authorize the distribution of profits to shareholders as interest on shareholders’ equity, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

No amendments.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the “caput” of this Article.

No amendments.

Article 31) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated 100% (one hundred per cent) to Statutory Profit Reserves, in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of 95% (ninety-five per cent) of the Company’s paid-in capital share amount.

No amendments.

Sole Paragraph - In  the  event that  the proposal of the Board of  Executive  Officers  regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders’ equity in an amount in excess of the mandatory dividend established in Article 30, Item III, and/or retention of profits pursuant to Article 196 of the Law # 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.

No amendments.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.120.

Exhibit IV

Résumés of the Candidates Appointed to the Board of Directors - Information pursuant to itens 12.6 to 12.10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Lázaro de Mello Brandão

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Lázaro de Mello Brandão
b. age: 84 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 004.637.528/72
e. position held: Chairman of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions or functions held at Bradesco: Member of the Statutory Remuneration Committee, holding the position of member.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committeess, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. résumé with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Chairman of the Board of Directors. In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must preside over the meetings and Shareholders’ Meetings.

•                       the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.

•                position and functions inherent to the position: Chairman of the Board of Directors. In addition to the attributions of the Board of Directors established by the law and in the Company’s Bylaws, the Chairman must preside over the meetings and Shareholders’ Meetings.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: Non-Executive Member of the Board of Directors from 3.27.2002 to 3.31.2008, whose duties are the same as those of the Board of Directors established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all the acts necessary or required to develop the activities in the Company’s purpose.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

           - Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

           - Others:

           Banco Bradesco S.A.

ii.       indicate all management positions in exercise or exercised in publicly-held companies

Banco Bradesco S.A.

1.15.71- Executive Officer

9.12.77 – Executive Vice President

1.8.81 – Chief Executive Officer

3.10.82 – Chief Executive Officer and Vice Chairman of the Board of Directors

2.12.90 to 3.10.99 – Chief Executive Officer

since 2.12.90 – Chairman of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

2.14.78 - Officer

3.30.81 – Executive Vice President

4.23.81 – Chief Executive Officer

3.23.82 to 10.27.89 – Vice Chairman of the Board of Directors

9.28.90 to 4.14.99 – Chief Executive Officer

since 9.28.90 – Chairman of the Board of Directors

Bradespar S.A.

since 3.30.2000 – Chairman of the Board of Directors

Banco Baneb S.A. (extinct on 12.30.2004)

7.1.99 to 4.25.2003 – Chairman of the Board of Directors (on

12.1.2000 the CVM registration was canceled)

Banco BCN S.A. (extinct on 3.12.2004)

12.15.97 to 4.07.98 – Chief Executive Officer

12.16.97 to 6.29.98 – Chairman of the Board of Directors

Banco BEA S.A. (extinct on 4.24.2003)

1.29.2002 to 4.24.2003 – Chairman of the Board of Directors (on

1.30.2003 the CVM registration was canceled)

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.121.

Banco BEC S.A. (extinct on 11.30.2006)

1.03.2006 to 6.30.2006 – Chairman of the Board of Directors (on

5.31.2006 the CVM registration was canceled)

Banco Bradesco BBI S.A.

2.13.2004 to 8.30.2004 – Chairman of the Board of Directors (on

8.06.2004 the CVM registration was canceled)

Banco Bradesco de Investimento S.A. (extinct on 11.4.1992)

8.26.64 - Officer

2.09.78 - Executive Vice President

4.15.81 – Chief Executive Officer

3.23.82 – Chief Executive Officer and Vice Chairman of the Board of Directors and Control

3.29.90  to  11.04.92   -   Chief Executive Officer and  Chairman of the Board of Directors and Control

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinct on 7.30.2004)

6.10.2002 to 4.30.2003 – Chairman of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

12.26.97 to 4.30.98 – Chief Executive Officer

12.29.97 to 4.29.2003 – Chairman of the Board of Directors (on

6.30.98 the CVM registration was canceled)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

4.15.2002 to 3.31.2003 – Chairman of the Board of Directors

Baneb Leasing S.A. - Arrendamento Mercantil (extinct on 7.28.2000)

8.31.99 to 7.28.2000 – Chairman of the Board of Directors (on

6.20.2000 the CVM registration was canceled CVM)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 4.30.2003 – Chairman of the Board of Directors

Bradesplan Participações S.A.

3.08.84 to 4.30.99 – Chief Executive Officer

12.28.98 to 4.26.2006 – Chairman of the Board of Directors (on 2.07.2006 the CVM registration was canceled)

Financiadora BCN S.A. - Crédito, Financiamento e Investimentos (extinct on 4.30.98)

1.23.98 to 4.30.98 – Chairman of the Board of Directors and Chief Executive Officer

Finasa Leasing Arrendamento Mercantil S.A. (extinct on 4.30.2003)

4.30.2002 to 4.30.2003 – Chairman of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 – Chairman of the Board of Directors

Pevê Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 – Chairman of the Board of Directors

Scopus Tecnologia S.A.

7.28.89 to 4.28.2004 – Chairman of the Board of Directors (on

8.12.92 the CVM registration was canceled)

SID Informática S.A.

12.11.84 to 9.13.85 – Member of the Board of Directors

4.30.87 to 6.26.87 - Member of the Board of Directors

SID-Microeletrônica S.A.

6.27.86 to 6.26.87 - Member of the Board of Directors

VBC Energia S.A.

3.25.97 to 11.28.2006 – Member of the Advisory Council

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

2.16.2004 to 7.05.2004 – Chairman of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a professional or commercial activity NADA A DECLARAR.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Lázaro de Mello Brandão holds a degree in Economy and Bussiness Adminsitration.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.122.

ATTACHED TABLE

 Reference Form - CVM Rule #480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Lázaro de Mello Brandão and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.   name: Lázaro de Mello Brandão

b.   position held at Bradesco: Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Subsidiary	2009		Subsidiary	2010		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco Europa S.A.

05.720.915/0001-95

		Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.

08.451.147/0001-00

		Manager	-	Direct	Manager	-	Direct	Manager	-	Direct

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.123.

ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Lázaro de Mello Brandão and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.   name: Lázaro de Mello Brandão

b.   position held at Bradesco: Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect	Chairman of the Board of Directors and Chief Executive Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Chairman of the Board of Directors and Chief Executive Officer	-	Direct	Chairman of the Board of Directors and Chief Executive Officer	-	Direct	Chairman of the Board of Directors and Chief Executive Officer	-	Direct
Fundação Bradesco	60.701.521/0001-06	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct	Chairman of the Managing Body and President of the Board of Executive Officers	-	Direct
Nova Cidade de Deus Participações S.A.	04.866.462/0001-47	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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Antônio Bornia

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Antônio Bornia
b. age: 75 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passaport number: Individual Taxpayer’s ID (CPF) 003.052.609/44
e. position held: Vice Chairman of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 6.1.2010
h. term of office: until 3.10.2011
i. other positions held at Bradesco: Member of the Statutory Remuneration Committee.
j. elected by the controlling shareholder or not: elected by the controlling shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, profive:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Vice Chairman of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws. Additionally, the Vice Chairman of the Board of Directors must replace the Chairman when the position is vacant or during his absences or temporary impediments.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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• company: Bradespar S.A.

•                position and functions inherent to the position: Vice Chairman of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws. Additionally, the Vice Chairman of the Board of Directors must replace the Chairman when the position is vacant or during his absences or temporary impediments.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: Non-Executive Member of the Board of Directors since 4.23.2010, whose duties are the same as those of the Board of Directors established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all the acts necessary or required to develop the activities in the Company’s purpose.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

           - Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

           - Others:

Banco Bradesco S.A.

ii.        indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

9.29.75 – Deputy Officer

4.26.79 - Officer

6.08.81 – Executive Vice President

since 3.10.99 – Vice Chairman of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

3.23.82 - Officer

since 3.27.96 – Vice Chairman of the Board of Directors

Bradespar S.A.

since 3.30.2000 - Vice Chairman of the Board of Directors

 Banco Baneb S.A. (extinct on 12.30.2004)

7.1.99 to 4.25.2003 - Vice Chairman of the Board of Directors (on

12.1.2000 the CVM registration was canceled)

Banco BCN S.A. (extinct on 3.12.2004)

12.16.97 to 6.29.98 – Member of the Board of Directors

Banco BEA S.A. (extinct on 4.24.2003)

1.29.2002 to 4.24.2003 – Member of the Board of Directors (on

1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

1.03.2006 to 6.30.2006 – Vice Chairman of the Board of Directors (on

5.31.2006 the CVM registration was canceled)

Banco Bradesco BBI S.A.

2.13.2004 – Member of the Board of Directors

7.01.2004 to 8.30.2004 - Vice Chairman of the Board of Directors (on

8.06.2004 the CVM registration was canceled)

Banco Bradesco de Investimento S.A. (extinct on 11.04.1992)

11.24.81 to 11.04.92 - Officer

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinct on 7.30.2004)

6.10.2002 to 4.30.2003 - Vice Chairman of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

12.29.97 to 4.28.99 – Member of the Board of Directors (on 6.30.98 the CVM registration was canceled.)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

4.15.2002 to 3.31.2003 - Vice Chairman of the Board of Directors

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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                            Baneb Leasing S.A. - Arrendamento Mercantil (extinct on 7.28.2000)

8.31.99 to 7.28.2000 - Vice Chairman of the Board of Directors (on

6.20.2000 the CVM registration was canceled.)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 4.30.2003 - Vice Chairman of the Board of Directors

Bradesplan Participações S.A.

3.10.82 - Officer

4.30.99 to 4.26.2006 – Vice Chairman of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

Brasmotor S.A.

4.25.96 to 4.07.98 – Member of the Board of Directors

Financiadora BCN S.A. - Crédito, Financiamento e Investimentos (extinct on 4.30.98)

1.23.98 to 4.30.98 – Member of the Board of Directors

Finasa Leasing Arrendamento Mercantil S.A. (extinct on 4.30.2003)

4.30.2002 to 4.30.2003 - Vice Chairman of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Vice Chairman of the Board of Directors

Pevê Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Vice Chairman of the Board of Directors

Scopus Tecnologia S.A.

7.28.89 to 4.29.99- Member of the Board of Directors (on 8.12.92 the CVM registration was canceled.)

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

2.16.2004 to 7.05.2004 - Vice Chairman of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Antônio Bornia holds a secondary degree.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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ATTACHED TABLE

 Reference Form - CVM Rule #480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Antônio Bornia and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a. Name: Antônio Bornia

b. Position held at Bradesco: Vice Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Subsidiary	2009		Subsidiary	2010		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Banco Bradesco Europa S.A.	05.720.915/0001-95	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct	Vice Chairman of the Board of Directors	-	Direct
Bradesco Securities, Inc.	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradesco Securities Uk Limited	-	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct	Chairman of the Board of Directors	-	Direct
Bradport - S.G.P.S. Sociedade Unipessoal, Lda.	08.451.147/0001-00	Manager	-	Direct	Manager	-	Direct	Manager	-	Direct

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ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Antônio Bornia and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.     name: Antônio Bornia

b.     position held at Bradesco: Vice Chairman of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect	Vice Chairman of the Board of Directors and Executive Vice President	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct	Vice Chairman of the Board of Directors and Executive Vice President	-	Direct
Fundação Bradesco

60.701.521/0001-06

		Vice Chairman of the Managing Body and Executive Vice President	-	Direct	Vice Chairman of the Managing Body and Executive Vice President	-	Direct	Vice Chairman of the Managing Body and Executive Vice President	-	Direct
Nova Cidade de Deus Participações S.A.

04.866.462/0001-47

		Executive Vice President	-	Indirect	Executive Vice President	-	Indirect	Executive Vice President	-	Indirect

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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Mário da Silveira Teixeira Júnior

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Mário da Silveira Teixeira Júnior
b. age: 64 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 113.119.598/15
e. position held: Member of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions or functions held at Bradesco: Member of the Statutory Remuneration, Compliance and Internal Control Committees. In this last Committee he holds the position of Coordinator.
j. elected by the controlling shareholder or not: elected by the controlling shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Banco Espírito Santo de Investimento, S.A.

•                position and functions inherent to the position: Sitting Member of the Board of Directors from 3.26.2002 to 3.16.2009, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws: to manage the Company’s activities and fully represent it in and out of court.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: The Company has the purpose of performing banking transactions pursuant to the law.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Banco Espírito Santo de Investimento, S.A.: wholly owned subsidiary of Banco Espírito Santo, S.A.

ii.     indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

1.30.84 – Department Officer

3.12.92 – Managing Executive Officer

3.10.98 – Executive Vice President

3.10.99 to 7.16.2001 – Member of the Board of Directors

since 3.14.2002 - Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

3.27.92 to 3.26.97 - Officer

3.26.98 - Officer

since 3.30.98 - Member of the Board of Directors

Bradespar S.A.

3.30.2000 - Member of the Board of Directors

7.16.2001 to 3.14.2002 – Chief Executive Officer

since 4.30.2002 - Member of the Board of Directors

Vale S.A.

4.16.2003 - Member of the Board of Directors

since 5.21.2003 – Vice Chairman of the Board of Directors

Banco Baneb S.A. (extinct on 12.30.2004)

7.1.99 to 7.16.2001 - Member of the Board of Directors

4.26.2002 to 4.25.2003 - Member of the Board of Directors (on

12.1.2000 the CVM registration was canceled)

Banco BCN S.A. (extinct on 3.12.2004)

4.07.98 to 6.29.98 - Member of the Board of Directors

Banco BEA S.A. (extinct on 4.24.2003)

4.22.2002 to 4.24.2003 - Member of the Board of Directors (on

1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

1.03.2006 to 6.30.2006 - Member of the Board of Directors (on

5.31.2006 the CVM registration was canceled)

Banco Bradesco BBI S.A.

2.13.2004 to 8.30.2004 - Member of the Board of Directors (on

8.06.2004 the CVM registration was canceled)

Banco Bradesco de Investimento S.A. (extinct on 11.4.1992)

3.30.92 to 11.04.92 - Officer

Bancocidade - Leasing Arrendamento Mercantil S.A. (extinct on 7.30.2004)

6.10.2002 to 4.30.2003 - Member of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

4.30.98 to 7.16.2001 - Member of the Board of Directors (on 6.30.98 the CVM registration was canceled)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

4.15.2002 to 3.31.2003 - Member of the Board of Directors

Baneb Leasing S.A. - Arrendamento Mercantil (extinct on 7.28.2000)

8.31.99 to 7.28.2000 - Member of the Board of Directors (on

6.20.2000 the CVM registration was canceled)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 7.16.2001 - Member of the Board of Directors

4.17.2002 to 4.30.2003 - Member of the Board of Directors

Bradesplan Participações S.A.

3.20.98 - Officer

4.30.99 - Member of the Board of Directors

7.17.2001 to 3.14.2002 – Chief Executive Officer

4.30.2002 to 4.26.2006 - Member of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

COFAP - Companhia Fabricadora de Peças

6.24.96 to 10.24.97 - Member of the Board of Directors

Companhia Paulista de Força e Luz (CPFL)

11.18.97 to 4.24.2000 - Member of the Board of Directors

8.02.2001 to 4.29.2005 – Sitting Member of the Board of Directors

Companhia Piratininga de Força e Luz

4.30.2003 to 4.29.2005 – Sitting Member of the Board of Directors

Companhia Siderúrgica Nacional - CSN

3.1.96 to 4.25.2000 – Sitting Member of the Board of Directors

CPFL Energia S.A.

8.30.2001 - Member of the Board of Directors

4.30.2003 to 4.28.2006 – Sitting Member of the Board of Directors

CPFL Geração de Energia S.A.

8.02.2001 - Member of the Board of Directors

4.29.2003 to 4.29.2005 – Sitting Member of the Board of Directors

Finasa Leasing Arrendamento Mercantil S.A. (extinct on 4.30.2003)

4.30.2002 to 4.30.2003 - Member of the Board of Directors

Net Serviços de Comunicação S.A.

2.05.98 to 4.25.2000 – Alternate Member of the Board of Directors

Pevê-Finasa Participações e Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Member of the Board of Directors

Pevê Prédios S.A. (extinct on 1.30.2003)

4.29.2002 to 1.30.2003 - Member of the Board of Directors

Rio Grande Energia S.A.

12.09.97 to 4.27.2000 – Alternate Member of the Board of Directors

São Paulo Alpargatas S.A.

3.29.96 - Member of the Board of Directors

2.03.97 to 4.14.99 – Sitting Member of the Board of Directors

Scopus Tecnologia S.A.

4.30.92 to 2.16.94 - Member of the Board of Directors (on 8.12.92 the CVM registration was canceled)

Tigre S.A. Tubos e Conexões

4.14.97 to 4.14.98 – Sitting Member of the Board of Directors

VBC Energia S.A.

3.21.97 to 4.25.2000 - Member of the Board of Directors

11.07.2001 – Chairman of the Board of Directors

11.14.2003 to 4.28.2005 - Member of the Board of Directors

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

2.16.2004 to 7.05.2004 – Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationshiop or relation up to the second degree between:

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12.   Provide other information that the issuer may deem relevant:

Mr. Mário da Silveira Teixeira Júnior holds a degree in Civil Engineering and Business Administration  from Universidade Presbiteriana Mackenzie.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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ATTACHED TABLE

 Reference Form - CVM Rule #480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Mário da Silveira Teixeira Júnior and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a. name: Mário da Silveira Teixeira Júnior

b. position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Subsidiary	2009		Subsidiary	2010		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Mário da Silveira Teixeira Júnior and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a. name: Mário da Silveira Teixeira Júnior

b. position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco

60.701.521/0001-06

		Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
Nova Cidade de Deus Participações S.A.

04.866.462/0001-47

		Direct	-	Indirect	Diretor	-	Indirect	Diretor	-	Indirect

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

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João Aguiar Alvarez

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: João Aguiar Alvarez
b. age: 50 years old
c. profession: Agronomist
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 029.533.938/11
e. position held: Member of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.134.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Cidade de Deus - Companhia Comercial de Participações

•                position and functions inherent to the position: Member of the Board of Directors since April 30, 1986 and, since April 19, 1988, he started to hold, cumulatively, the position of Officer; whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Officer: The same duties attributed to Members of the Board of Executive Officers: a) to establish the duties of the Members of the Board of Executive Officers; and b) to comply with and to enforce the Company’s Bylaws.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.135.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To own interest in other companies, as well as to manage the purchase and sale of shares and securities on its own.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Cidade de Deus - Companhia Comercial de Participações:

- Controlling Group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

- Others:

Família Aguiar

ii.     indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

since 2.12.1990 – Member of the Board of Directors

Bradespar S.A.

since 3.30.2000 – Member of the Board of Directors

Bradesplan Participações S.A.

4.28.2000 to 4.26.2006 - Member of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationshiop or relation up to the second degree between:
a. managers of the issuer: Mr. João Aguiar Alvarez is the brother of Mrs. Denise Aguiar Alvarez, Member of Bradesco’s Board of Directors of Bradesco.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.

d.             (i) managers of the issuer and (ii) managers of Bradesco’s direct or indirect parent companies

(ii) Mr. João Aguiar Alvarez is the son of Mrs. Lina Maria Aguiar, Member of the Board of Directors of the Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12.   Provide other information that the issuer may deem relevant:

Mr. João Aguiar Alvarez is graduated in Agronomy from Faculdade Pinhalense de Ensino -   Faculdade de Agronomia e Zootecnia Manuel Carlos Gonçalves in Espírito Santo do Pinhal, SP.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.136.

ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. João Aguiar Alvarez and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.    name: João Aguiar Alvarez

b.    position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco

60.701.521/0001-06

		Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.137.

Denise Aguiar Alvarez

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Denise Aguiar Alvarez
b. age: 53 years old
c. profession: Educator
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 032.376.698/65
e. position held: Member of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Cidade de Deus - Companhia Comercial de Participações

•                position and functions inherent to the position: Member of the Board of Directors since April 30, 1986 and, since April 19, 1988, he started to hold, cumulatively, the position of Officer; whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Officer: The same duties attributed to Members of the Board of Executive Officers: a) to establish the duties of the Members of the Board of Executive Officers; and b) to comply with and to enforce the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To own interest in other companies, as well as to manage the purchase and sale of shares and securities on its own.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Cidade de Deus - Companhia Comercial de Participações:

- Controlling Group:

BBD Participações S.A., Fundação Bradesco, Nova Cidade de Deus Participações S.A.

- Others:

Família Aguiar

ii.     indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

since 2.12.90 – Member of the Board of Directors

Bradespar S.A.

since 3.30.2000 - Member of the Board of Directors

Bradesplan Participações S.A.

4.28.2000 to 4.26.2006 - Member of the Board of Directors (on

2.07.2006 the CVM registration was canceled)

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationshiop or relation up to the second degree between:
a. managers of Bradesco: Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez, Member of the Board of Directors of Bradesco.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.

d.             (i) managers of the issuer and (ii) managers of Bradesco’s direct or indirect parent companies

(ii) Ms. Denise Aguiar Alvarez is the daughter of Mrs. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12.   Provide other information that the issuer may deem relevant:

Ms. Denise Aguiar Alvarez is graduated in Pedagody from PUC - Pontifícia Universidade Católica de São Paulo, with Master Degree in Education from New York University - EUA.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.138.

ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Ms. Denise Aguiar Alvarez and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a. name: Denise Aguiar Alvarez

b.   position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct	Member of the Board of Directors and Officer	-	Direct
Fundação Bradesco

60.701.521/0001-06

		Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct	Member of the Managing Body and Deputy Officer	-	Direct

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.139.

Luiz Carlos Trabuco Cappi

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Luiz Carlos Trabuco Cappi
b. age: 59 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 250.319.028/68
e. position held: Member of the Board of Directors and Chief Executive Officer
f. election date: 3.10.2010
g. inauguration date: Board of Directors on 5.31.2010 and Board of Executive Officers on 5.28.2010
h. term of office: Board of Directors until 3.10.2011 and Board of Executive Officers until the fisrt Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting 2011.

i.           other positions held at the issuer: Member of the Statutory Committees of Remuneration and of Integrated Risks Management and Capital Allocation, being the Coordinator of the latter. He is also Member of the following Executive Committees: Strategic Planning, for Basel II Implementation and of People Management and Human Resources, being Coordinator in the last two Committees.

j. elected by the controlling shareholder or not: elected by the Controlling Shareholders to compose the Board of Directors and elected by this Body as Chief Executive Officer.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws; of Chief Executive Officer: to preside at the meetings of the Board of Executive Officers, to supervise and to coordinate the activities of its members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Bradesco Seguros S.A.

•                position and functions inherent to the position: Chief Executive Officer from March 28, 2003 to March 26, 2009. In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers; supervises and coordinates the activities of its members; delegates among the Officers duties pertaining to various operational and administrative areas within the Company; and resolves concerns or conflicts that arise within the executive management of the Company.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform insurance transactions related to property and persons, acting in any related modality, in compliance with applicable law.

           Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Seguros:

           - Controlling Group:

Banco Bradesco S.A. and Bradseg Participações Ltda.

• company: Bradesco Auto/RE Companhia de Seguros

•                position and functions inherent to the position: Chief Executive Officer from March 31, 2003 to March 26, 2009. In addition to the regular duties attributed under the law and Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers; directs social activities and enforces policy established and the decisions of the Board of Executive Officers; delegates among the Officers duties pertaining to various operational and administrative areas within the Company; and resolves concerns or conflicts that arise within the executive management of the Company.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform various kinds of insurance transactions related to property and persons, acting in any related modality, in compliance with applicable law.

          Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Auto/RE:

           - Controlling Group:

           Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

• company: Bradesco Capitalização S.A.

•                position and functions inherent to the position: Chief Executive Officer, from March 28, 2003 to March 26, 2009. In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers and supervises and coordinates the activities of its members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to perform all transactions that can be carried out by capitalization firms within applicable legal and regulatory regulations.

           Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Capitalização:

           - Controlling Group:

           Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A.

• company: Bradesco Saúde S.A.

•                position and functions inherent to the position: Chief Executive Officer from March 31, 2003 to March 27, 2009.  In addition to the regular duties attributed under the law and the Company’s Bylaws, the CEO was privately in charge of presiding at meetings of the Board of Executive Officers and supervises and coordinates the activities of its members.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: The development and implementation of private insurance operations, exclusively in the area of health care, in all of its modalities, as defined by applicable law, with operations in other areas and insurance modalities being prohibited, and can also participate as a Partner or Shareholder in other Companies.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco Saúde:

           - Controlling Group:

           Banco Bradesco S.A., Bradseg Participações Ltda., Bradesco Seguros S.A., Bradesco SegPrev Investimentos Ltda.

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: Non-executive Member of the Board of Directors from 7.16.2009 to 3.31.2010, whose duties are the same as those of the Board of Directors established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all the acts necessary or required to develop the activities in the Company’s purpose.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

- Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Others:

Banco Bradesco S.A.

ii.        indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

1.30.84 to 3.12.92 – Department Officer

3.10.98 – Executive Managing Officer

3.10.99 – Executive Vice President

since 3.10.2009  - Member of the Board of Director and Chief Executive Officer

Banco Alvorada S.A.

6.09.2003 to 4.11.2004 – Executive Vice President (on 10.28.2003 the CVM registration was canceled)

Banco Bradesco BBI S.A.

4.08.2004 to 5.30.2006 - Officer (on 8.06.2004 the CVM registration was canceled)

Bradesco Leasing S.A. - Arrendamento Mercantil

4.14.99 - Officer

since 4.30.2009 – Member of the Board of Directors and Chief Executive Officer

Bradespar S.A.

since 4.29.2009 - Member of the Board of Directors

Bradesplan Participações S.A.

4.30.99 to 4.28.2000 – Officer

Odontoprev S.A.

since 12.23.2009 – Chairman of the Board of Directors

Everest Leasing S.A. Arrendamento Mercantil (ex-Zogbi Leasing S.A. Arrendamento Mercantil)

4.30.2004 to 4.24.2006 – Executive Vice President (on 12.23.2004 the CVM registration was canceled)

Banco Baneb S.A. (extinct on 12.30.2004)

7.22.99 to 4.25.2002 – Executive Vice President (on 12.1.2000 the CVM registration was canceled)

Banco BEA S.A. (extinct on 4.24.2003)

1.29.2002 – Institutional Relations Officer

4.22.2002 to 4.24.2003 - Officer (on 1.30.2003 the CVM registration was canceled)

Banco BEC S.A. (extinct on 11.30.2006)

4.25.2006 to 11.30.2006 - Officer (on 5.31.2006 the CVM registration was canceled)

Banco Mercantil de São Paulo S.A. (extinct on 11.30.2006)

1.31.2003 to 3.09.2004 – Executive Vice President (on 9.30.2003 the CVM registration was canceled)

Boavista S.A. Arrendamento Mercantil (extinct on 12.31.2003)

11.17.2000 to 4.30.2003 – Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12.    Provide other information that the issuer may deem relevant:

Mr. Luiz Carlos Trabuco Cappi is graduated from Faculdade de Filosofia, Ciências e Letras de São Paulo, with Post Graduation “Lato-Sensu” in Social Psychology from Escola Pós-Graduada de Ciências Sociais da Fundação Escola de Sociologia e Política de São Paulo.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.140.

ATTACHED TABLE

 Reference Form - CVM Rule #480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Luiz Carlos Trabuco Cappi and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/3):

a.  name: Luiz Carlos Trabuco Cappi

b.  position held at Bradesco: Member of the Board of Directors and Chief Executive Officer

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Subsidiary	2009		Subsidiary	2010		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	74.552.142/0001-06	Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Atlântica Capitalização S.A.	01.598.935/0001-84	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office is terminated in March	Indirect	-	-	-
Atlântica Companhia de Seguros	33.151.291/0001-78	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office is terminated in March	Indirect	-	-	-
Banco Alvorada S.A.	33.870.163/0001-84	Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bankpar S.A.	60.419.645/0001-95	Executive Vice President	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Boavista Interatlântico S.A.	33.485.541/0001-06	Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradesco BBI S.A.	06.271.464/0001-19	Executive Vice President	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradesco Cartões S.A.	59.438.325/0001-01	Executive Vice President	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Bradesco Europa S.A.	05.720.915/0001-95	-	-	-	-	-	-	Member of the Board of Director	-	Direct
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	Executive Vice President	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Banco Finasa S.A.	57.561.615/0001-04	Executive Vice President	Term of Office terminated in April	Direct	-	-	-	-	-	-
Banco Ibi S.A. - Banco Múltiplo	04.184.779/0001-01	-	-	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesco Administradora de Consórcios Ltda.

52.568.821/0001-22

		Executive Vice President	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Bradesco Argentina de Seguros S.A.	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office terminated in June	Indirect	-	-	-
Bradesco Auto/RE Companhia de Seguros

92.682.038/0001-00

		Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office terminated in March	Indirect	-	-	-
Bradesco Capitalização S.A.

33.010.851/0001-74

		Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office terminated in March	Indirect	-	-	-
Bradesco Dental S.A.

09.060.348/0001-49

		Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office terminated in March	Indirect	-	-	-
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	Diretor	-	Direct	Member of the Board of Director and Chief Executive Officer	-	Direct	Member of the Board of Director and Chief Executive Officer	-	Direct
Bradesco Saúde S.A.	92.693.118/0001-60	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office terminated in March	Indirect	-	-	-
Bradesco SegPrev Investimentos Ltda.	07.394.162/0001-09	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Office terminated in March	Indirect	-	-	-
Bradesco Seguros S.A.	33.055.146/0001-93	Chief Executive Officer	-	Indirect	Chief Executive Officer	Term of Officer terminated in March	Indirect	-	-	-
Bradesco Services Co., Ltd.	-	-	-	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradesplan Participações Ltda.	61.782.769/0001-01	Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Bradseg Participações Ltda.	02.863.655/0001-19	Chief Executive Officer	-	Direct	Chief Executive Officer	Term of Officer terminated in April	Direct	Chief Executive Officer	-	-
Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários	62.375.134/0001-44	-	-	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Columbus Holdings S.A.	09.092.789/0001-22	Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Companhia Securitizadora de Créditos Financeiros Rubi	01.222.069/0001-22	Officer	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
Ibi Corretora de Seguros Ltda.	56.348.618/0001-00	-	-	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Ibi Promotora de Vendas Ltda.	74.481.201/0001-94	-	-	-	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect
Odontoprev S.A.	58.119.199/0001-51	-	-	-	Chairman of the Board of Directors	-	Indirect	Chairman of the Board of Directors	-	Indirect
Tempo Serviços Ltda.	58.503.129/0001-00	Executive Vice President	-	Direct	Chief Executive Officer	-	Direct	Chief Executive Officer	-	Direct
União Participações Ltda.	05.892.410/0001-08	Officer	-	Indirect	Chief Executive Officer	-	Indirect	Chief Executive Officer	-	Indirect

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.141.

         ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Luiz Carlos Trabuco Cappi and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.    name: Luiz Carlos Trabuco Cappi

b.    position held at Bradesco: Member of the Board of Directors and Chief Executive Officer

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	Member of the Board of Directors	-	Indirect	Member of the Board of Directors and Officer	-	Indirect	Member of the Board of Directors and Officer	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco

60.701.521/0001-06

		Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
Nova Cidade de Deus Participações S.A.

04.866.462/0001-47

		Officer	-	Indirect	Officer	-	Indirect	Diretor	-	Indirect

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.142.

Carlos Alberto Rodrigues Guilherme

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Carlos Alberto Rodrigues Guilherme
b. age: 67 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 021.698.868/34
e. position held: Member of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: Member of the Statutory Committees of Remuneration, Ethical Conduct, Compliance and Internal Control and Audit, being the Coordinator of this last one.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaw.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

ii.        indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.10.86 – Department Officer

3.10.98 – Executive Deputy Officer

3.10.99 to 3.9.2009 – Executive Managing Officer

since 3.10.2009 – Member of the Board of Directors

Bradesco Leasing S.A. - Arrendamento Mercantil

since 4.30.2009 - Member of the Board of Directors

Bradespar S.A.

since 4.29.2009 - Member of the Board of Directors

Banco de Crédito Real de Minas Gerais S.A. (extinct on 9.1.2004)

4.30.98 to 4.29.2003 - Officer (on 6.30.98 the CVM registration was canceled)

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: SEE ATTACHED TABLE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Carlos Alberto Rodrigues Guilherme is graduated in Law from Fundação Pinhalense de Ensino.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.143.

ATTACHED TABLE

 Reference Form - CVM Rule #480, as of  12.7.2009

Banco Bradesco S.A.

Item 12.10. a. – Subordination relationships held, in the past 3 years, between Mr. Carlos Alberto Rodrigues Guilherme and Banco Bradesco S.A.’s direct or indirect subsidiaries (page 1/1):

a.      name: Carlos Alberto Rodrigues Guilherme

b.      position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Subsidiary	2009		Subsidiary	2010		Subsidiary
		Position	Obs.		Position	Obs.		Position	Obs.
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.144.

ATTACHED TABLE

Reference Form - CVM Rule #480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Carlos Alberto Rodrigues Guilherme and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a. name: Carlos Alberto Rodrigues Guilherme

b. position held at Bradesco: Member of the Board of Directors

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Position	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	-	-	-	Member of the Board of Directors	-	Indirect	Member of the Board of Directors	-	Indirect
Cidade de Deus - Companhia Comercial de Participações	61.529.343/0001-32	-	-	-	Member of the Board of Directors	-	Direct	Member of the Board of Directors	-	Direct
Fundação Bradesco

60.701.521/0001-06

		Member of the Managing Body	-	Direct	Member of the Managing Body and Managing Officer	-	Direct	Member of the Managing Body and Managing Officer	-	Direct
Nova Cidade de Deus Participações S.A.

04.866.462/0001-47

		-	-	-	Officer	-	Indirect	Officer	-	Indirect

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.145.

Milton Matsumoto

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Milton Matsumoto
b. age: 65 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 081.225.550/04
e. position held: Executive Managing Officer
f. election date: 3.10.2010
g. inauguration date: 5.28.2010
h. term of office: until the first Board of Directors’ Meeting to be held after the 2011 Annual Shareholders’ Meeting

i.           other positions held at the issuer: Member of the Statutory Committees of Integrated Risks Management and Capital Allocation, Compliance and Internal Control Committee  ando f Ethical Conduct, in which He is the Coordinator, as well as member of the following Executive Committees: Acquisition and Integration of New Companies into Bradesco Organization, Quality, Capital Market, Strategic Planning, Social Environmental, Information Technology, Treasury, Corporate Governance, Products and Services, Eficiency, Disclosure, People Management and Human Resources, Policy Management and Accounting Practices, for Basel II Implementation, Credit Risk Management, Operational Risk Management, Liquidity and Market Risks, to Prevent and Combat Money Laundering and Terrorism Financing, Corporate Security. He is the Coordinator of the last five Committees mentioned.

j.           elected by the controlling shareholder or not: elected by the Board of Directors to hold the position of Executive Managing Officer, with term of officer until the first Board of Directors’ Meeting to be held  after the 2011 Annual Shareholders’ Meeting.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

See item 12.6.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Executive Managing Officer, whose duties, according to the Bylaws, is the performance of the duties assigned to him.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

ii.        indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

3.11.1985 – Department Officer

3.10.1998 – Executive Deputy Officer

since 3.10.1999 – Executive Managing Officer

CPM Braxis S.A.

2.24.2003 to 3.20.2007 – Deputy Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: SEE ATTACHED TABLE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Milton Matsumoto is graduated in Business Administration from UNIFIEO - Centro Universitário FIEO.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.146.

ATTACHED TABLE

Reference Form - CVM Rule # 480, de 12.7.2009

Banco Bradesco S.A.

Item 12.10. b. - Subordination relationships held, in the past 3 years, between Mr. Milton Matsumoto and Banco Bradesco S.A.’s direct or indirect parent companies (page 1/1):

a.    name: Milton Matsumoto

b.    position held at Bradesco: Executive Managing Officer

Company	Corporate Taxpayer’s Identification (CNPJ)	2008		Parent Company	2009		Parent Company	2010		Parent Company
		Positon	Obs.		Position	Obs.		Position	Obs.
BBD Participações S.A.	07.838.611/0001-52	-	-	-	-	-	-	Member of the Board of Directors	-	Indirect
Fundação Bradesco

60.701.521/0001-06

		Member of the Managing Body	-	Direct	Member of the Managing Body	-	Direct	Member of the Managing Body	-	Direct

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.147.

Ricardo Espírito Santo Silva Salgado

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Ricardo Espírito Santo Silva Salgado
b. age: 66 years old
c. profession: Bank employee
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 385.154.827/20
e. position held: Member of the Board of Directors
f. election date: 3.10.2010
g. inauguration date: 6.10.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaw.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: Vice Chairman of the Board of Directors and Chairman of the Executive Commission, whose duties of Vice Chairman of the Board are the same as those of the Board of Directors’ established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all acts necessary or required to develop the activities in the Company’s purpose; of Chairman of the Executive Commission: Attributions established in the Company’s Bylaws: a) to ensure that all information is reported to the other members of the Board of Directors regarding the activities and resolutions of the Executive Commission; b) to ensure the fulfillment of limitations of the delegation, strategy of the Company and of the collaboration duties before the Chairman of the Board of Directors; c) to coordinate the activities of the Executive Commission, presiding over their respective meetings and sealing for the execution of their resolutions. Furthermore, it is incumbent upon him to replace the Chairman of the Board of Directors during his absences or impediments, with a casting vote.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

- Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Others:

Banco Bradesco S.A.

ii. indicate all management positions in exercise or exercised in publicly-held companies: Banco Bradesco S.A. since 6.09.2003 – Member of the Board of Directors
b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
c. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
d. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.

12.12.     Provide other information that the issuer may deem relevant:

Mr. Ricardo Espírito Santo Silva Salgado is Bachelor’s in Economics from the Superior Institute of Economics and Finance of the Technical University of Lisbon - Portugal.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.148.

Exhibit V

Résumés of the Candidates Appointed to the Fiscal Council - Information pursuant to itens 12.6 to 12.10 of the Reference Form of CVM Rule #480, as of 12.7.2009

Nelson Lopes de Oliveira

12.6. For each one of the issuer’s managers and members of the fiscal council, state, as a table:
a. name: Nelson Lopes de Oliveira
b. age: 69 years old
c. profession: Entrepreneur
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 036.974.608/20
e. position held: Sitting Member of the Fiscal Council, as a Coordinator.
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.149.

•             position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties according to the Law are: to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties; to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting; to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on own capital, transformation, incorporation, merger or spin-off;  to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, to denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the Company; to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary; to analyze, at least on a quarterly basis, the balance and the other financial statements periodically prepared by the Company; to examine the financial statements of the year and give an opinion on them.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

ii.     indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

9.1.1989 – Regional Officer

3.10.1998 – Department Officer

3.14.2002 – Deputy Member of the Fiscal Council

since 9.03.2008 – Sitting Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Nelson Lopes de Oliveira holds secondary degree.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.150.

Ricardo Abecassis Espírito Santo Silva

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Ricardo Abecassis Espírito Santo Silva
b. age: 52 years old
c. profession: Economist
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 692.405.237/15
e. position held: Sitting Member of the Fiscal Council
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•             position and functions inherent to the position: Sitting Member of the Fiscal Council, whose duties according to the Law are: to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties; to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting; to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on own capital, transformation, incorporation, merger or spin-off;  to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, to denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the Company; to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary; to analyze, at least on a quarterly basis, the balance and the other financial statements periodically prepared by the Company; to examine the financial statements of the year and give an opinion on them.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

• company: Bradespar S.A.
• position and functions inherent to the position: Member of the Board of Directors, whose duties are the same as those of the Board of Directors’ established by law and the Company’s Bylaws.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: to hold interest, through partnership or equity holding, in other corporations.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradespar:

          - Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, NCF Participações S.A, Nova Cidade de Deus Participações S.A.

           - Others:

Grupo Espírito Santo de Portugal

• company: Banco Espírito Santo, S.A.

•                position and functions inherent to the position: He is Member of the Board of Directors since 2002, whose duties are the same as those of the Board of Directors’ established by the Company’s Bylaws: to perform the widest managerial and representation powers of the Company and all acts necessary or required to develop the activities in the Company’s purpose.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of BES:

- Controlling Group:

Bespar-Sociedade Gestora de Participações Sociais, S.A., Crédit Agricole S.A., ESFG-Espirito Santo Financial Group S.A.

- Others:

Banco Bradesco S.A.

• company: Banco Espírito Santo de Investimento, S.A.

•             position and functions inherent to the position: Vice Chairman of the Board of Directors since 3.16.2009. Previously he held the position of Member of the Board of Directors from 7.25.2003 to 3.15.2009; whose duties are the same as those of the Board of Directors’ established by the Company’s Bylaws: to manage the Company’s activities and represent the Company in and out court. It is incumbent upon the Vice Chairman of the Board of Directors to replace the Chairman in his absences or impediments.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: The Company has the purpose of performing banking transactions pursuant to the law.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Banco Espírito Santo de Investimento, S.A.: wholly owned subsidiary of Banco Espírito Santo, S.A.

ii.    indicate all management positions in exercise or exercised in publicly-held companies:

                            Banco Bradesco S.A.

                            since 3.14.2002 – Sitting Member of the Fiscal Council

                            BES Investimento do Brasil S.A. - Banco de Investimento

                                     since 3.1.2000 – Member of the Board of Directors (on 6.20.2000 the CVM registration was canceled)

                             Bradespar S.A.

                             since 3.14.2001 – Member of the Board of Directors

                             BHG S.A. - Brazil Hospitality Group

                             Member of the Board of Directors

                             Monteiro Aranha S.A.

                             Member of the Board of Directors

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parentcompany or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Ricardo Abecassis Espírito Santo Silva is graduated in Economy from The City University, London, England.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.151.

Jorge Tadeu Pinto de Figueiredo

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Jorge Tadeu Pinto de Figueiredo
b. age: 58 years old
c. profession: Lawyer
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 399.738.328/68
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•             position and functions inherent to the position: Deputy Member of the Fiscal Council, whose duties according to the Law are: to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties; to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting; to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on own capital, transformation, incorporation, merger or spin-off;  to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, to denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the Company; to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary; to analyze, at least on a quarterly basis, the balance and the other financial statements periodically prepared by the Company; to examine the financial statements of the year and give an opinion on them.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

ii.     indicate all management positions in exercise or exercised in publicly-held companies:

                             Banco Bradesco S.A.

                             3.10.1998 to 3.10.2000 – Department Officer

                             3.14.2002 to 3.12.2007 – Deputy Member of the Fiscal Council

                             3.10.2009 - Deputy Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between:
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Jorge Tadeu Pinto de Figueiredo is graduated in Business Administration and Law from Centro Universitário FIEO - UNIFIEO.

Special and Annual Shareholders’ Meeting to be held on March 10, 2011

.152.

Renaud Roberto Teixeira

12.6. For each one of the issuer’s managers and members of the fiscal council, provide, in a table:
a. name: Renaud Roberto Teixeira
b. age: 67 years old
c. profession: Entrepreneur
d. Individual Taxpayer’s ID (CPF) or passport number: Individual Taxpayer’s ID (CPF) 057.180.078/53
e. position held: Deputy Member of the Fiscal Council
f. election date: 3.10.2010
g. inauguration date: 5.31.2010
h. term of office: until 3.10.2011
i. other positions held at the issuer: NOTHING TO DECLARE.
j. elected by the controlling shareholder or not: elected by the Controlling Shareholder.

12.7. Provide the information previously mentioned on item 12.6 in relation to members of statutory committees, as well as audit, risk, financial and remuneration committees, even though these committees are not statutory ones.

NOTHING TO DECLARE.

12.8. For each manager and fiscal council’s member, provide:
a. resume with the following information:
i. main professional experiences in the past 5 years:
• company: Banco Bradesco S.A.

•                position and functions inherent to the position: Deputy Member of the Fiscal Council, whose duties according to the Law are: to supervise, by any of its members, the managers’ actions and check on the accomplishment of their legal and statutory duties; to give an opinion on the annual management report, providing supplementary information he/she believes necessary or useful to the resolution of the Shareholders’ Meeting; to give an opinion on the proposals of the management bodies to be sent to the General Meeting referring to the change on the Company’s capital stock, the issue of debentures or subscription bonus, investment plans or capital budgets, payment of dividends and/or interest on own capital, transformation, incorporation, merger or spin-off;  to denounce, by any of its members, to the management bodies and, if they do not take the appropriate measures to protect the Company’s interests, to denounce to the Shareholders’ Meeting errors, frauds or crimes they may find out, and suggest useful measures to the Company; to call the Annual Shareholders’ Meeting, if the management bodies postpone, for more than one month, the call notice, and the Special Shareholders’ Meeting, whenever there are severe or urgent motives, including, in the Meetings’ agenda, the matters they believe necessary; to analyze, at least on a quarterly basis, the balance and the other financial statements periodically prepared by the Company; to examine the financial statements of the year and give an opinion on them.

•                the company’s core business in which such experiences occurred, highlighting the companies or organizations that comprise (i) the economic group of the issuer, or (ii) partners with direct or indirect interest equal or over 5% of the same class or kind of securities from the issuer

The company’s core business: To perform banking transactions in general, including foreign Exchange.

Companies that are part of the group of shareholders with direct or indirect interest equal or above 5% of a same class and type of securities of Bradesco:

- Controlling Group:

Cidade de Deus - Companhia Comercial de Participações, Fundação Bradesco, BBD Participações S.A., Nova Cidade de Deus Participações S.A.

- Others:

Grupo Espírito Santo de Portugal

ii.     indicate all management positions in exercise or exercised in publicly-held companies:

Banco Bradesco S.A.

1.02.1995 to 3.10.2004 – Regional Officer

since 3.10.2005 – Deputy Member of the Fiscal Council

b. description of any of the following events that have taken place in the past 5 years:
i. any criminal conviction NOTHING TO DECLARE.
ii. any conviction in an administrative proceeding of the CVM and the penalties NOTHING TO DECLARE.
iii. any conviction that has become final, in the judicial or administrative body, which has suspended or disqualified him to practice a Professional or commercial activity NOTHING TO DECLARE.
12.9. Inform the existence of marital relationship, stable relationship or relation up to the second degree between
a. managers of the issuer NOTHING TO DECLARE.
b. (i) managers of the issuer and (ii) managers of the issuer’s direct or indirect subsidiaries NOTHING TO DECLARE.
c. (i) managers of the issuer or of its direct or indirect subsidiaries and (ii) the issuer’s direct or indirect controlling shareholders NOTHING TO DECLARE.
d. (i) managers of the issuer (ii) managers of the issuer’s direct or indirect parent companies NOTHING TO DECLARE.
12.10. Inform the subordination relationships, rendering of service or control maintained in the past 3 years, between the issuer’s managers and:
a. Bradesco’s direct or indirect subsidiary: NOTHING TO DECLARE.
b. Bradesco’s direct or indirect parent company: NOTHING TO DECLARE.
c. in case it is relevant, supplier, client, debtor or creditor of the issuer, of its subsidiary or parent company or subsidiaries of one of these people NOTHING TO DECLARE.
12.12. Provide other information that the issuer may deem relevant: Mr. Renaud Roberto Teixeira holds secondary degree.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 16, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.